As confidentially submitted to the Securities and Exchange Commission on September 17, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOGO HOSPITALITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	82-4843070
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5908 Headquarters Drive, Suite K200

Plano, TX 75024

Telephone: (972) 960-9533

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Barry McGowan

Chief Executive Officer and Director

5908 Headquarters Drive, Suite K200

Plano, TX 75024

Telephone: (972) 960-9533

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Blake Bernet General Counsel 5908 Headquarters Drive, Suite K200 Plano, TX 75024 (972) 960-9533	Richard D. Truesdell, Jr. Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the                shares of common stock that the underwriters have the option to purchase pursuant to their option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED                , 2021

                Shares

Common Stock

This is an initial public offering of shares of common stock of Fogo Hospitality, Inc. We are offering                      shares of common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $                 and $                . We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “                ”.

We are an “emerging growth company” under the federal securities laws and, as such, are eligible for reduced public company reporting and other requirements.

See “Risk Factors” beginning on page 25 to read about risks you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to Fogo Hospitality, Inc.	$	$

(1)	See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock against payment on or about                 , 2021.

Prospectus dated                 , 2021.

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MARKET AND INDUSTRY DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys and internal company studies and surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

BASIS OF PRESENTATION

Unless the context otherwise requires, references in this prospectus to “Fogo Hospitality, Inc.,” “Fogo de Chão,” “we,” “us,” “our,” and “our company” are, collectively, to Fogo Hospitality, Inc., a Delaware corporation, the issuer of the common stock offered hereby, and its consolidated subsidiaries.

Fogo Hospitality, Inc. was incorporated under the name Prime Cut Parent Holdings Inc. on February 16, 2018 in connection with the acquisition of Fogo de Chão, Inc. on April 5, 2018 by funds managed or advised by affiliates of Rhône Group L.L.C. (together with its affiliates, “Rhône,” such managed or advised funds and their affiliates, the “Rhône Funds,” and such acquisition, the “Rhône Acquisition”). In connection with the Rhône Acquisition, Fogo de Chão, Inc. was the surviving entity of transactions consummated pursuant to the Agreement and Plan of Merger, dated as of February 20, 2018 (the “Merger Agreement”), by and among Fogo de Chão, Inc., Prime Cut Intermediate Holdings Inc., a wholly-owned subsidiary of Fogo Hospitality, Inc. (“Intermediate Holdings”), and Prime Cut Merger Sub Inc., a wholly-owned subsidiary of Intermediate Holdings (“Merger Subsidiary”), Merger Subsidiary merged with and into Fogo de Chão, Inc., with Fogo de Chão, Inc. surviving the merger as a wholly-owned subsidiary of Intermediate Holdings, which in turn was and remains a wholly-owned subsidiary of Fogo Hospitality, Inc. On September 13, 2021, we changed our corporate name from Prime Cut Parent Holdings Inc. to Fogo Hospitality, Inc. Please see “Summary—Our Corporate Information” for a simplified organizational chart.

Before completion of the Rhône Acquisition on April 5, 2018, Fogo de Chão, Inc. was a publicly listed company whose shares of common stock traded on the Nasdaq Global Select Market.

We operate on a 52- or 53-week fiscal year that ends on the Sunday that is closest to December 31 of each year. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. Fiscal 2019 and Fiscal 2020 ended on December 29, 2019 and January 3, 2021, respectively. Fiscal 2019 was comprised of 52 weeks and Fiscal 2020 was comprised of 53 weeks. Approximately every five or six years a 53-week fiscal year occurs. The current fiscal year, ending on January 2, 2022, is a 52-week fiscal year.

Same store sales growth reflects the change in year-over-year sales for comparable restaurants. We consider a restaurant to be comparable during the first full fiscal quarter following the eighteenth full month of operations. We adjust the sales included in the comparable restaurant calculation for restaurant closures, primarily as a result of remodels, so that the periods will be comparable. Changes in same store sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in same store sales reflect changes in guest count trends as well as changes in average check and highlight the performance of existing restaurants as the impact of new restaurant openings is excluded.

-ii-

The key measures we use for determining how our business is performing are new restaurant openings, same store sales, average unit volumes (“AUVs”), traffic, restaurant contribution, restaurant contribution margin, Adjusted EBITDA, Adjusted EBITDA margin and cash-on-cash return. AUVs consist of the average sales of all restaurants that have been open for a trailing 52-week period or longer. Restaurant contribution is equal to revenue generated by our restaurants sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense and pre-opening expense). Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue from restaurant sales. We calculate our cash-on-cash return by dividing our restaurant contribution by the sum of our initial investment costs and subsequent remodel costs (net of pre-opening costs and tenant allowances). Restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For more information about our key performance measures and non-GAAP financial measures presented herein, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Performance Indicators,” and for more information about non-GAAP financial measures presented herein, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures,” including for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Unless we specifically state otherwise, all dollar amounts listed in this prospectus are in U.S. dollars.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus contains references to certain trademarks and brands. These include our original trademarks Fogo®, Fogo de Chão® and Bar Fogo®. We believe that we have full ownership rights to these brands. Solely for the convenience of the reader, we refer to these brands in this prospectus without the TM or ® symbol, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks, service marks, trade names and brands. Other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

-iii-

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the “Risk Factors” section of this prospectus and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before making an investment decision to invest in our common stock.

Our Company

We are Fogo de Chão (fogo-dee-shoun), an internationally-renowned, high-growth and high-margin restaurant brand. For more than 40 years, we have been known for creating lively and memorable experiences for our guests and serving high-quality cuisine at an approachable price point, all inspired by Brazilian family-style dining. Our menu is fresh, unique and innovative, and is centered on premium cuts of grilled meats, each expertly butchered and simply seasoned, utilizing the centuries-old cooking technique of churrasco, and carved tableside by our gaucho chefs. Fogo’s guests are invited to partake in The Full Churrasco Experience, which allows them to enjoy as many of our high-quality meats and Market Table offerings as they desire at an accessible fixed price. Our unique model enables us to compete across multiple occasions and dining formats, which results in a vast addressable market. Today, our total footprint is 57 locations, of which 51 are company-owned and 45 are in the U.S., with a domestic U.S. unit potential of more than 300 restaurants, representing a substantial growth opportunity.

The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with the high-growth Millennial and Gen Z demographics, who collectively represent 73% of our guests, providing an attractive guest composition to continue driving positive traffic growth for years to come. Our guests visit our restaurants across a wide range of dining occasions and dayparts, driving high restaurant traffic, averaging 129,000 guests per restaurant in Fiscal 2019. Our high traffic is further supported by faster table turns because our guests do not need to wait for their entrées to be prepared to order, as our gauchos circulate on a continuous service model, providing a personalized experience that is tailored to each guest’s specific preferences and desired pace of dining. Our gaucho chefs’ dual role as both a chef and server enables them to earn comparatively higher income through a tip pool, which, combined with a path to management, drives a long average gaucho tenure of over four years as of July 4, 2021, while also driving passion in our employee base, better guest experience, and stronger performance in our restaurants.

Our unique service model yields significant economic advantages to Fogo by meaningfully reducing our labor costs and restaurant-level headcount versus peers, which contributes to our industry-leading margins and cash-on-cash returns. Our high average unit volumes (“AUVs”) in 2019 of $7.7 million, and restaurant-level contribution margins of 29%, drove our attractive cash-on-cash returns exceeding 40% in 2019. The combination of industry-leading unit economics with our large whitespace opportunity together lay the foundation for a powerful growth algorithm. In 2022 and 2023, we plan to open 8-10 company-owned and 2-4 international franchise restaurants per year, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

Our consumer appeal is reflected by an exceptional track record of six years of consecutive positive year-over-year traffic growth through 2019, resuming even more strongly in 2021 after the pandemic-impacted 2020. In 2019, we generated total revenue, Adjusted EBITDA and net income of $350 million, $68 million and $9 million, respectively. With recovery from COVID-19 now in progress, we have experienced remarkable

        % same store sales growth over the last six months through October 3, 2021, measured against the comparable 2019 store base. This drove company-record second and third quarter revenue and Adjusted EBITDA in 2021, with second quarter of 2021 revenue and Adjusted EBITDA growth compared to second quarter of 2019 of 31% and 67%, respectively, sustaining in third quarter of 2021 with revenue and Adjusted EBITDA growth compared to third quarter of 2019 of        % and        %, respectively.

The Key Value Drivers of Our Business Model

Our core tenets continue to serve as the key drivers of our business model:

Our Core Tenets
Authentic, Experiential Dining	We offer culinary discoveries with our gaucho chefs curating our guests’ dining experience with something new and exciting on every visit.

Compelling Value and Appeal for All Occasions	Our high-quality cuisine, differentiated dining experience and approachable price points leads our restaurants to appeal to a broad demographic and socioeconomic groups for a wide range of occasions.

Industry-Leading Unit Economics	We generate an industry-leading restaurant contribution margin by optimizing labor, food costs and guest volume. Units open at least one full year as of the end of Fiscal 2019 generated average cash-on-cash return greater than 40%. For Fiscal 2019, we generated AUVs of approximately $7.7 million, a U.S. restaurant contribution margin of 29% and net income of $9.6 million.

Proven Portability Across Geographies	We have delivered consistent AUV and margin performance across suburban, metro and urban markets.

Experienced Leadership	Our senior management team, led by our CEO Barry McGowan, is focused on providing exceptional hospitality while accelerating our growth in domestic whitespace and abroad.

Our Transformation Under Private Ownership

Since going private in early 2018, we have continued to build on our exceptional customer proposition and unique business model by significantly enhancing our unit economics, refining our real estate development criteria, building our new restaurant opening pipeline, enhancing our same store sales drivers, launching international franchising and strengthening our leadership capabilities:

Fogo Initiatives
Expanded Management	Created new positions to focus on enhancing operations and driving growth initiatives, while promoting top-performing managers.

Data-Driven Market and Site Selection	Developed a rigorous approach to market and site selection by utilizing new data resources, better analytics and consistent objective criteria, leading to strong and reliable performance of our new units.

Targeting Accelerated Unit Openings	Targeting 8-10 company-owned and 2-4 international franchise restaurants per year in 2022 and 2023, with 15% annual company-owned restaurant growth and continued international franchise growth thereafter.

New, Efficient Unit Formats	Capitalizing on conversion opportunities and targeting smaller footprint units with efficient space use and lower cost per square foot results in higher cash-on-cash returns and margin of safety for our investments.

Expanded Whitespace	Identified an expanded whitespace universe of over 300 domestic U.S. units offering 40%+ cash-on-cash returns, through a process focused on driving down our unit cost and improving site selection.

Expanded Menu and Broadened Dayparts	Offering a broader menu that features indulgent cuts and other premium items driving higher average check size and diversifying our end-use occasions, as well as new experiences such as Bar Fogo and Next Level Lounge.

Enhanced Marketing	Developed a sophisticated digital marketing and robust loyalty program with personalized marketing that resonates with younger audiences and drives occasions and traffic.

Capital-Light International Growth	Established a growing, capital-light franchise model across multiple countries and continents with a strong pipeline.

Reduced Exposure to Brazil	Brazil exposure limited to only % of our total revenues in the last twelve months ended October 3, 2021.

We believe that these enhancements, combined with Fogo’s enduring value drivers, together supported by an expanded development pipeline exhibiting these same characteristics, has robustly positioned our long-term sustainable growth algorithm domestically and abroad.

Our Financial Performance

These core tenets and initiatives had driven consistently strong financial results before the COVID-19 pandemic, and exceptional results as we have rebounded from the pandemic this year, as illustrated by the following:

Note: Growth rates are in comparison to respective 2019 periods

Brand Resilience During COVID-19 and Acceleration Thereafter

At the onset of the COVID-19 pandemic, we responded quickly to nationwide government mandated restaurant closures in March 2020 by first taking care of our team members and feeding those most in need in our communities. We launched our technology-based off-premise revenue and expanded catering platforms to enable our stores to remain open and functional, albeit at lower revenue levels. Both platforms have become important and permanent offerings as new channels of revenue. While we had to furlough many of our team members, we consistently communicated with them and offered them incentives to return as government-mandated restrictions were lifted, and we were nearly fully staffed back to 2019 levels by October 2020, staying well ahead of our capacity restrictions. At the same time, we kept the vast majority of our gaucho chefs and all of our managers and sales managers fully employed to ensure business continuity, successful off-premise capabilities, and to have the ability to ramp back aggressively once capacity restrictions were lifted. We began reopening restaurants in May 2020, introducing our 12 safety promises that exceeded the CDC requirements, providing a safe environment for our team members and guests.

As we re-opened, our coordinated efforts, focused on bringing nearly all of our team members back to work and fully re-staffing our restaurants, allowed us to deliver a “journey back to joy” experience for our guests. During this time, we created significant outdoor dining capacity where possible to help mitigate the indoor dining restrictions still in effect. We launched an all-day happy hour and enhanced our “Indulgent Platform” to “lead with joy while reassuring with safety.” At the same time, we secured over $50 million in available third-party debt funding to provide enhanced operating flexibility and growth capital, renegotiated most of our leases and improved structural rents by over $1.5 million annually. We believe that many of our responsive efforts to the COVID-19 pandemic have already materialized through improving financial results, as illustrated by our recent monthly same store sales and earnings evolution in 2021.

We moved quickly to prepare the openings of an estimated six new company-owned sites in 2021, and to add significantly to an already robust new restaurant opening pipeline with 8-10 company-owned and 2-4 international franchise restaurants planned per year for 2022 and 2023. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

Our New Restaurant Performance

Restaurants opened with our improved development strategy under private ownership have performed exceptionally well and provide us with strong conviction in the potential of our current new restaurant pipeline and our longer term growth ambitions. These restaurants that opened in 2018-19 generated an average seasonally annualized cash-on-cash return of 48% in their first full year of operation, significantly exceeding our minimum cash-on-cash return hurdle of 40%, and have done so in less than three years, representing the typical timeline for our units to reach fully-stabilized levels of performance. Outperformance in these units has continued to accelerate, with these units generating average annualized cash-on-cash returns of     % for the last six months from April X, 2021 to October 3, 2021. Furthermore, our                 new units opened in 2021 as of October 3, 2021 are off to a strong start, delivering average weekly sales that are ahead of expectations.

The chart below depicts the cash-on-cash returns for our restaurants opened during the 2015 to 2018 period, as compared to our restaurants opened in the late-2018 to 2019 period.

Our Competitive Strengths

Authentic, Experiential Dining

Fogo provides guests with authentic experiences and the opportunity to discover something new at every turn. Our concept is centered on the wide range of freshly grilled, premium meats carved tableside, providing guests with the optionality to set the pace, portion, variety and temperature of their meal. These fire-roasted cuts are accompanied with continuous visits to the “Market Table” and hot, seasonal sides dishes, all offered for a single price. Our main offerings feature a variety of simply seasoned meats including Brazilian style cuts of beef such as fraldinha (bottom sirloin) and picanha (top sirloin cap), our signature steak, as well as premium cuts such as filet mignon and ribeye, complemented by lamb, chicken and pork. On a typical day in our restaurants, guests can choose from as many as 14-16 different meat options. Our chefs serve each cut within moments of being removed from the grill, in a manner designed both to enhance the tenderness of each slice and meet our guests’ desired portion size and temperature. Our Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, is immediately available once our guests are seated.

In recent years, we have expanded our menu options in a number of ways designed to cater to a wider range of guests and occasions. For guests preferring lighter fare, or a vegetarian option, we offer à la carte seafood entrées and appetizers, a Market Table only option and a selection of sharable plates. And for those wishing to indulge, we now feature premium à la carte options to share with the table including dry-aged Tomahawk Ribeye and Wagyu steaks as well as appetizers such as seafood towers. These additions have also enabled us to drive positive “mix” in our same store sales growth as guests add incremental items to their checks. Our menu has been enhanced by a renewed focus on our wine list and a full bar (Bar Fogo), which offers a selection of seasonal cocktail innovations and Brazilian-inspired cocktails such as the caipirinha, or the caramelized pineapple old fashioned.

Our gaucho chefs, skilled artisans who we train in the centuries-old culinary art of churrasco and the culture of Southern Brazil, are central to our ability to maintain consistency and authenticity throughout our restaurants. We utilize a continuous style of service, where our team members focus on anticipating guests’ needs by curating their dining experience with new discoveries on every visit. Our gaucho chefs engage with guests at their table, learning each guest’s specific preferences and tailoring their dining experience accordingly. In addition to providing an entertaining and interactive experience, our continuous service allows our guests to control the entrée variety, portions and pace of their meal, which maximizes the customization of their experience, value and the satisfaction they receive from dining at our restaurants. We believe our authentic, experiential dining built around our gaucho service model, distinct flavors and variety of cuisine are critical in driving guest visits to our restaurants.

Award-Winning Concept Appealing to a Broad and Attractive Customer Demographic with a Compelling Value Proposition for All Occasions

The combination of our high-quality cuisine, differentiated dining experience and approachable price points of our dayparts, including our prix fixe, all you can experience dining options, leads our restaurants to appeal to wide demographic and socioeconomic groups. Fogo provides guests with authentic experiences and the opportunity to discover something new at every turn, which are key drivers of dining frequency among our core demographics. The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with the high-growth Millennial and Gen Z demographics, who collectively represent 73% of our guests, based on a 2018 survey, providing a strong foundation to continue driving positive traffic growth for years to come.

Source: 2018 customer survey with total respondents (N=2,028).

In recent years, we innovated differentiated, new revenue platforms to drive frequency across consumer need states, including weekday lunch, dinner, weekend Brazilian brunch and group dining, plus Bar Fogo, full-service catering and takeout and delivery options. Whether our guests opt for our Picanha Burger starting at $8 or our signature The Full Churrasco Experience, where guests can sample a wide range of meat options and our Market Table starting at $54.95, our platforms provide our guests with an exceptional value compared to other restaurant concepts.

Our platforms provide guests a preferred venue for various dining occasions, including intimate gatherings, family get-togethers, business functions, convention banquets and other celebrations. Our revenue platform expansion has effectively generated new trial and increased frequency as evidenced by our six years of consecutive year-over-year traffic growth from 2014-2019, which has resumed in 2021 after the pandemic-impacted 2020.

Source: 2018 customer survey with total respondents (N=2,028).

Our restaurants have received numerous awards and accolades from critics and reviewers domestically and internationally. For example, we have been nationally recognized by Nation’s Restaurant News, The Wall Street Journal, Zagat and Wine Spectator Magazine, and we have received local and social media awards from outlets including Atlanta Magazine, Chicago Tribune, Dallas Business Journal and Houston Business Journal. Additionally, our restaurants are consistently ranked among the top dining options by reputable online reviewers such as Open Table, Trip Advisor and Yelp.

Unique Operating Model Drives Industry-Leading Unit Economics

Our business model is unique in multiple aspects that relate to margin. First, since our freshly grilled meats are in constant circulation, our customers can begin eating as soon as they sit down, which enables faster turns of our tables by eliminating such tasks as long time spent over menus or waiting for distinct parts of meals to be served. Second, our gauchos do more than simply take orders and serve the food – in addition, they butcher meat into the various cuts and then cook the meat, which reduces our labor cost compared to restaurants where the same functions are performed by distinct staff. Moreover, our simple fixed price menu results in less food waste, enables more efficient kitchen operations and provides us the flexibility to cope with food inflation by adjusting the protein mix.

Through the consistent execution of our unique business model, we are able to produce industry-leading restaurant-level profitability. For Fiscal 2019, our Food & Beverage and Labor costs (or “prime costs”) were 27% of revenue and 24% of revenue, respectively. Based on an internal survey of our public competitors in the full-service dining category, this level of prime costs as a percentage of Fiscal 2019 revenue was approximately 10 percentage points lower than peers, validating the economic advantage of Fogo’s service model.

Our business model continues to produce attractive unit volumes and restaurant contribution margins that drive industry-leading cash-on-cash returns, based on an internal survey of our public competitors in the restaurant segment. For Fiscal 2019, we generated AUVs of approximately $7.7 million and a U.S. restaurant-contribution margin of 29%. Our restaurants that had been open at least one full year as of December 29, 2019, generated an average cash-on-cash return of 43% in Fiscal 2019, improving meaningfully through the annualized six months ended third quarter of 2021 on the back of exceptional, record company performance.

(All costs as a percent of revenue)	Fiscal Year	26 Weeks Ended October 3, 2021 (2)
Average Unit Volume	$7.7mm	[$●mm]
Total Labor Costs	25%	[●%]
Food & Beverage Costs	27%	[●%]
Occupancy, Marketing & Other Costs	23%	[●%]
U.S. Restaurant Contribution Margin	29%	[●%]
Cash-on-Cash Return (1)	43%	[●%]

Notes:

(1)	Cash-on-cash return by dividing our restaurant contribution by the sum of our initial investment costs and subsequent remodel costs (net of pre-opening costs and tenant allowances).
(2)	Figures above are annualized by taking the figures for the last six months ended 10/3/2021 and multiplying by two.

Proven Portability and Consistent Performance Across Geographies in the U.S. and Abroad

Our concept works nationwide, across suburban, metro and urban markets. Such portability is proven by consistent AUV and margin performance across regions.

Due to the broad appeal of our brand and the universality of the appeal of grilled meats, the diversity of our guest base, the variety of occasions served and the traffic generated by our restaurants, our concept is an attractive and desirable tenant for real estate owners. Landlords and developers, both in the United States and internationally, often seek out our restaurants to enhance their tenant mix and drive traffic in their developments. Our restaurants that opened prior to Fiscal 2019 attracted, on average, approximately 129,000 guests per restaurant in Fiscal 2019, which we believe, based on an internal survey of public fine-dining competitors, is approximately 60% more guests per restaurant than those competitors on average. Our consistent AUVs and margin performance, brand recognition and relatively high guest traffic position us well to obtain prime site locations with favorable lease terms, which enhances our return on invested capital.

Experienced Leadership

Our tenured senior management team has extensive operating experience with an average of over 26 years of experience in the restaurant industry. We are led by our CEO, Barry McGowan. Mr. McGowan first began working with Fogo de Chão in 2013 as COO where he drove key platform creation such as unique dayparted menus for Weekday Lunch and Brunch, Bar Fogo, Appetizers, Market Table branding and Group Dining expansion, and increased our focus on hospitality, driving traffic and in-restaurant execution. Soon after we went private, Mr. McGowan was appointed as our CEO and has guided the growth of our company in comparable store traffic, revenue and Adjusted EBITDA, and our ongoing transformation, including via the expansion of revenue and innovation platforms, the re-engineering and upgrade of our development process, and the growth of our global restaurant footprint including the acceleration and significant expansion of our new restaurant pipeline and the inception of our international franchising business model. Mr. McGowan leads a team of dedicated, experienced restaurant professionals who are equally passionate about Fogo, including Tony Laday, our CFO, Rick Lenderman, our COO, Selma Oliveira, our Chief Culture Officer, Andrew Feldmann, President of International Franchise Development and Blake Bernet, our General Counsel.

Our Growth Strategies

We plan to continue to expand our restaurant footprint and platforms to drive revenue growth, improve margins, enhance our competitive positioning and continue to delight our diverse customer base by executing on the following strategies:

Grow Our Restaurant Base in the U.S. and Abroad

We are in the early stages of our growth with our 57 current restaurants, 45 of which are in the United States. We believe our concept has proven portability, with consistently strong AUVs and cash-on-cash returns across a diverse range of geographic regions and real estate settings. Based on internal analysis and a study prepared by eSite, we believe there exists long-term potential for over 300 total sites in the United States. We also believe there is potential for an additional 250 restaurants internationally, with further upside from the opportunity to expand into airports and other non-traditional sites. Through the broad appeal of our differentiated concept, improved unit economic model and enhanced real estate strategy lowering overall investment costs, we believe we can meet the same return hurdles in smaller trade demand areas than in the past, and do so more predictably, which has expanded our overall whitespace of new restaurants which meet our high return hurdle.

Our current restaurant investment model targets an average cash investment of $3.5 million per restaurant, net of tenant allowances and pre-opening costs, assuming an average restaurant size of approximately 8,500 square feet, an AUV of $6.6 million or $776 of sales per square foot and a cash-on-cash return in excess of 40% by the end of the third full year of operation. On average, our base of 39 company-owned restaurants opened for a full year as of December 31, 2019 are performing well in excess of our return target, generating cash-on-cash returns of    %, improving further on average through the six-month annualized period ending third quarter of 2021.

The strength of and thesis behind our improved development model is supported by the results of units opened thus far under it. These units are currently outperforming with respect to AUV, sales per square foot and cash-on-cash returns, despite these stores each being open for less than three years, representing the typical timeline for our stores to reach fully-stabilized levels of performance.

Our primary focus is a disciplined company-owned new restaurant growth strategy primarily in the United States in both new and existing markets where we believe we are capable of achieving sales volumes and restaurant contribution margins that generate attractive cash-on-cash returns in excess of our return hurdle. We plan to open eight restaurants during Fiscal 2021, which includes six company-owned restaurants, and two franchise restaurants in Mexico. In 2022 and 2023, we plan to open 8-10 company-owned and 2-4 international franchise restaurants per year, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

We plan to grow in international markets through continuation of our new franchise strategy, while simultaneously pursuing the opportunity to enter into airports and other non-traditional sites. We believe our high-quality food offering at an affordable price point served in an experimental setting will be received as well in international markets as it was when Fogo first expanded from Brazil to the U.S. in 1997, and as evidenced by the growth of our current franchising program in the Middle East and Mexico and the strong interest demonstrated by our franchise opportunity pipeline. We also believe both domestic U.S. and international airports represent a compelling, natural extension of our brand proposition opportunity given the immediacy of our dining model, rapid table turns, high quality of our food and reputation of our brand.

Continue to Grow Our Traffic and Comparable Restaurant Sales

Unlike many of our peers in the sit-down restaurant category, we consistently grew our traffic for six consecutive years prior to the COVID-19 pandemic. Our strategy is to build traffic with trial, new occasions through continuous culinary and bar innovation that build frequency, enhance our guest experience with add-on sales and then evaluate price increases (in line with inflation) by location to continue to maintain our strong value proposition vs. our peers.

•

Continue to Innovate Food and Beverage. We introduce innovative items that satisfy evolving consumer preferences and broaden our appeal, increasing the number of occasions for guests to visit our restaurants. To expand our value proposition, we introduced “added-value items” to The Full Churrasco Experience, such as our Bone-in Ribeye, Porterhouse or NY Strip and add-on “indulgent items,” such as Wagyu and Dry-aged Tomahawk Ribeye, center cut Cauliflower Steak (a vegan entrée), as well as affordably priced items like our $8 Picanha Burger. We have also introduced new beverages, such as our Passion Fruit Mimosas to appeal to our Bar Fogo brunch guests, among others. The expanded menu with the above items has increased our average check size. Finally, we plan to continue our menu innovation by introducing more seasonal and indulgent dishes.

•

Expand Dayparts. We continue to drive comparable restaurant sales growth through expanding the dayparts offered at our restaurants. In 2015, we introduced dayparted menus with varying price points for additional occasions, such as weekday lunch, weekend brunch, dinner and special occasions to provide additional optionality to our guests and increase traffic in our restaurants. Additionally, our recently expanded Bar Fogo platform drives incremental day-part opportunities and features a more casual way to experience Fogo de Chão via small and sharable plates served at the bar, in addition to All Day Happy Hour and Cellar Selects in the dining room and bar.

•

Further Grow Our Large Group Dining Sales. We believe our differentiated dining experience, broadly appealing menu, flexible restaurant layout, speed of service and compelling value proposition makes us a preferred destination for group dining occasions of all types. Our Group Sales managers covering all our restaurants have recently expanded their outbound targeting to include both in-dining occasions and off-site catering, which we believe will generate significant momentum in group sales growth.

•

Accelerate Our Investment in Marketing. Beginning in 2018, we accelerated our investments in marketing, social engagement and advertising to drive guest trial and frequency by identifying media white space and seeking to expand our share of voice. We communicate new marketing initiatives through an ever-changing, layered media mix that reaches guests with emerging, predictive media (streaming video and audio, digital, social, podcasts), traditional media (TV, radio, print and out of home) and earned media (public relations and social buzz), with the intent to increase brand awareness. Our media mix, creative messaging and social engagement have resulted in strong ad completion and response rates, trackable year-over-year revenue growth and top quadrant community size, net sentiment and brand passion scores across social platforms. We will continue to harness word of mouth and e-mail marketing and grow our social media fan base through social engagement, unique promotions and rich content that reward loyalty and increase guest engagement with our brand. In addition, we intend to launch a curated loyalty program in 2022.

•

Remodel Select Restaurants. We will continue to opportunistically remodel our restaurants to enhance the guest experience, highlight our brand attributes and encourage guest trial and frequency. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions and innovation platforms to maximize sales per square foot.

Improve Margins by Leveraging Our Infrastructure and Investments in Human Capital

To better support our future growth and improve our operations and management team, we have invested in and fine-tuned our SG&A cost structure. We created new management positions in key functional areas to drive future growth initiatives including new restaurant site selection and analysis, new restaurant design, group dining, product innovation, procurement, international franchise development and in-restaurant employee training. We concurrently promoted several of our top performing managers to elevated positions in the organization. In addition, we have repurposed costs and implemented initiatives in our restaurants to improve quality, labor productivity and lower waste, which are designed to further enhance restaurant profitability and the guest experience. We have made substantial investments in our IT systems, which we expect to drive operational efficiency and greater margins through the use of labor productivity and training tools and improved guest frequency through the development of our loyalty and media platforms. We believe that improving our margins through both IT and restaurant infrastructure as well as human capital investments is a key driver of our future profitability growth, and these investments will drive operating leverage as our revenue grows.

Our Sponsor

Rhône, established in 1996, is a global private equity firm with a focus on investing in high-quality, industry-leading businesses with significant opportunities for value creation through transformative improvement and international expansion. Rhône operates across its London, New York and Madrid offices. Rhône has invested in a diversified portfolio of companies including investments in the business services, branded consumer, and industrial sectors.

As of the date of this prospectus, Rhône owns approximately 99% of our common stock. Upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares, Rhône will continue to beneficially own approximately     % of our outstanding common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (“NYSE”), on which we have applied for our shares to be listed. See “Risk Factors—Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure—We will be a “controlled company” within the meaning of NYSE rules and, as a result, will be exempt from certain corporate governance requirements.

Rhône engages in a range of investing activities, including investments in restaurants and other consumer-related companies in particular that could directly or indirectly compete with us. In the ordinary course of its business activities, Rhône may engage in activities where its interests conflict with our interests or those of our stockholders. See “Risk Factors—The Rhône Funds have a substantial ownership interest in our common stock. Conflicts of interest may arise because some of our directors are principals of Rhône.”

Our Corporate Information

Fogo Hospitality, Inc. was incorporated as a Delaware corporation as Prime Cut Parent Holdings Inc. on February 16, 2018. On September 13, 2021 we changed our corporate name from Prime Cut Parent Holdings Inc. to Fogo Hospitality, Inc. Our principal executive offices are located at 5908 Headquarters Drive, Suite K200, Plano, Texas 75024. Our telephone number is (972) 960-9533. The address of our website is www.fogo.com. The information contained on, or accessible through, our website is not incorporated in, and shall not be part of, this prospectus.

Our corporate structure, reflecting the completion of this offering, is set out in the following simplified organizational chart.

Use of Proceeds and Subsequent Refinancing

As of July 4, 2021, we had $344.2 million aggregate principal amount of outstanding debt, consisting of approximately $311.7 million of original term loans (the “Original Term Loans”) and $32.5 million of incremental term loans (the “Incremental Term Loan” and, together with the Original Term Loan, the “Term Loans”) under our senior secured credit agreement between Fogo de Chão, Inc. and certain of our other subsidiaries and a syndicate of lenders and Credit Suisse Loan Funding LLC and Wells Fargo Securities, LLC (as subsequently amended from time to time, the “2018 Credit Agreement”) in connection with the Rhône Acquisition (the “2018 Credit Facility”). The 2018 Credit Facility includes a revolving credit commitment of $40.0 million and we have the right to borrow up to $8.3 million of additional Incremental Term Loan on or prior to December 31, 2021, subject to the terms and conditions of the 2018 Credit Facility. The existing revolving credit commitment under the 2018 Credit Facility is $40.0 million (the “Revolver”), which was undrawn, except for $4.6 million in letters of credit outstanding, resulting in a total of $35.4 million of available borrowing capacity under the Revolver and $8.3 million available under the additional Incremental Term Loans, as of July 4, 2021. In addition, we have access to $11.2 million of the Woodforest Bank Loan available for draw down until January 2024.

We intend to use the net proceeds of this offering to partially repay the outstanding indebtedness under our 2018 Credit Facility and to pay fees and expenses related to our initial public offering. Following this offering, subject to market conditions, we intend to refinance our 2018 Credit Facility prior to maturity of the Original Term Loan and Delayed Draw Term Loan in 2025 and the Incremental Term Loan and loans under our Revolver in 2023. However, we have not obtained commitments for such refinancing and there are no assurances that we will be able to obtain such commitments on terms acceptable to us or at all. See “Risk Factors—Risks Related to Our Indebtedness,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2018 Credit Facility.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal controls over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions for so long as we remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. We have elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an emerging growth company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The Offering

Issuer	Fogo Hospitality, Inc.

Common stock offered by Fogo Hospitality, Inc.	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock from us.

Common stock outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Principal stockholders	Upon completion of this offering, the Rhône Funds will continue to beneficially own a controlling interest in us. As a result, we intend to avail ourselves of the controlled company exemption under NYSE corporate governance standards. See “Management—Board Composition.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend policy	We currently intend to retain all of our earnings for the foreseeable future to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, general business conditions and such other factors as our board of directors deems relevant. In addition, our 2018 Credit Facility restricts our ability to pay dividends. For additional information, see “Dividend Policy.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to partially repay the outstanding indebtedness under our 2018 Credit Facility and to pay fees and expenses related to our initial public offering. See “Use of Proceeds.”

Conflicts of Interest	A portion of the proceeds from this offering will be used to repay the outstanding indebtedness under our 2018 Credit Facility. Because affiliates of are lenders under our 2018 Credit Facility and each will receive 5% or more of the net proceeds of this offering, are each deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Risk factors	Investment in our common stock involves substantial risks. Please read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before deciding to invest in our common stock.

Expected NYSE symbol

The number of shares of our common stock to be issued and outstanding after the completion of this offering is based on                shares of our common stock issued and outstanding as of                , 2021. Unless otherwise indicated, information in this prospectus:

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock; and

•	does not reflect an additional shares of our common stock reserved for future grant under our 2021 Plan (as defined herein) which we expect to adopt in connection with this offering.

Summary Risk Factors

Investing in our common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to be unable to successfully execute all or part of our strategy or realize the full benefits of our competitive strengths.

The Company’s business is subject to uncertainties and risks including:

•

The ongoing COVID-19 pandemic and restrictions adopted by governments and measures taken by individual consumers in response to the pandemic have adversely affected, and will continue to adversely affect, our operations and financial results for the foreseeable future.

•

As a consumer-based business, certain changes in macroeconomic and societal conditions including an economic slowdown, changing consumer preferences, food safety and foodborne illness concerns as well as outbreaks of flu, viruses or other diseases transmitted by human contact could adversely affect our business, financial position and results of operations.

•	Our long-term growth depends on our ability to successfully identify appropriate sites and open new restaurants in existing and new markets and to operate these restaurants profitably.

•

We rely significantly on certain suppliers. Their failure to provide deliveries or services at the quantity, quality or cost level acceptable to us could harm our business, financial position and results of operations.

•	Our business depends on guest goodwill. If we fail to conduct successful marketing programs and effectively manage our public image, our business will suffer.

•	We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

•	We face a variety of economic, regulatory and other risks associated with doing business in foreign markets that could have a negative impact on our financial performance.

•

Our business is subject to extensive federal, state, local and foreign beer, liquor and food service regulations including requirements to obtain certain licenses and permits. Our failure to comply with applicable laws could harm our reputation and business and changes in current laws could significantly increase our operational costs.

•	Failure to obtain, maintain, protect and enforce our intellectual property rights could adversely affect the value of our business, including our brand.

•	We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

•

A breach of security of confidential or consumer personal information related to our electronic processing of credit and debit card transactions, Cybersecurity breaches of confidential or personal information of our guests and team members, threats to our technological systems and increasing privacy compliance requirements could substantially affect our business, reputation and financial results.

•	The amount of money that we have borrowed and may in the future borrow could adversely affect our financial condition and operating activities.

•	Our 2018 Credit Facility imposes operating and financial restrictions that may impair our ability to respond to changing business and industry conditions.

•	We cannot assure you that we will be able to refinance our indebtedness incurred under the 2018 Credit Facility.

The Company is subject to general risk factors including:

•	We face significant competition from other restaurant companies, which could adversely affect our business and financial performance and make it difficult to expand in new and existing markets.

•	Our future success depends upon the continued appeal of our restaurant concept and we are vulnerable to changes to consumer preferences.

•	Loss of key management personnel could hurt our business and inhibit our ability to operate and grow successfully.

Your ownership of common stock is subject to risks including:

•	As a “controlled company,” we may rely on exemptions from certain corporate governance requirements required under NYSE corporate governance rules.

•	We are controlled by the Rhône Funds whose interests may conflict with ours or yours.

•	Future sales of our common stock could cause the market price of such shares to fall.

•	The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

•	We do not intend to pay dividends for the foreseeable future, which could reduce your chance of receiving any return on an investment in our common stock.

•

We are an “emerging growth company,” and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

•	As a public company, we are required to establish and maintain effective internal controls pursuant to the Sarbanes-Oxley Act. Failure to do so could adversely affect our business and stock price.

Summary Consolidated Financial and Other Information

The following tables present summary consolidated financial information of the Company as of July 4, 2021, for the twenty-six week periods ended July 4, 2021 and June 28, 2020, and for the fiscal years ended January 3, 2021 and December 29, 2019.

The summary historical consolidated statements of operations and cash flow data for the fiscal years ended January 3, 2021 and December 29, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated statements of operations and cash flow data for the twenty-six week periods ended July 4, 2021 and June 28, 2020, and the summary of historical consolidated balance sheet as of July 4, 2021, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Historical results for any prior period are not necessarily indicative of results that may be expected in any future period, and results for any interim period are not necessarily indicative of results that may be expected for the entire year.

The data set forth in the following tables should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Information,” “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in our consolidated financial statements and related notes to those statements included elsewhere in this prospectus.

	Fiscal Year Ended January 3, 2021	Fiscal Year Ended December 29, 2019	Fiscal Period Ended July 4, 2021 (unaudited)	Fiscal Period Ended June 28, 2020 (unaudited)
(in thousands)			(26 weeks)	(26 weeks)
Consolidated Statements of Operations:
Revenue
U.S. Restaurants	$194,239	$319,910	$184,283	$82,898
Brazil Restaurants	10,467	29,648	4,660	5,532
Other	118	328	261	52

Total revenue	204,824	349,886	189,204	88,482

Restaurant operating costs
Food and beverage costs	59,933	97,099	50,708	26,042
Compensation and benefit costs	64,234	83,546	47,000	30,495
Occupancy and other operating expenses (excluding depreciation and amortization)	60,549	71,011	36,502	30,050

Total restaurant operating costs	184,716	251,656	134,210	86,587

Marketing and advertising costs	7,180	10,065	7,312	2,834
General and administrative costs	23,078	25,675	11,642	11,954
Pre-opening costs	1,146	3,478	1,433	752
Impairment charge	10,566	448	—	—
Gain on sale of Mexico JV	(1,023)	—	—	—
Depreciation and amortization	25,127	24,620	12,265	12,459
Other operating (income) expense, net	2,402	(120)	(110)	808

Total Operating Costs	253,192	315,822	166,752	115,394

Income (loss) from operations	(48,368)	34,064	22,452	(26,912)
Other income (expense):
Interest expense, net of capitalized interest	(26,312)	(23,768)	(14,137)	(12,039)
Interest income	61	95	31	26
Other income (expense)	(88)	(126)	(26)	(141)

Total other income (expense)	(26,339)	(23,799)	(14,132)	(12,154)

Income (loss) before income taxes	(74,707)	10,265	8,320	(39,066)
Income tax expense (benefit)	(16,970)	1,626	1,654	(10,230)

Net income (loss)	(57,737)	8,639	6,666	(28,836)
Less: Net income (loss) attributable to noncontrolling interest	(693)	(987)	—	(717)

Net income (loss) attributable to Fogo Hospitality, Inc.	$(57,044)	$9,626	$6,666	$(28,119)

(in thousands)	As of July 4, 2021
Consolidated Balance Sheet (unaudited):	Actual	Pro Forma
Cash and cash equivalents	$24,664
Total assets	767,397
Working capital	(22,679)
Total liabilities	574,113
Total liabilities and shareholders’ equity	767,397

(in thousands)	Twenty-Six Week Period Ended		Fiscal Year Ended
Consolidated Statement of Cash Flows: (unaudited)	July 4, 2021	June 28, 2020	January 3, 2021	December 29, 2019
Net cash provided by (used in)
Operating activities	$22,595	$(9,456)	$(28,033)	$43,600
Investing activities	(5,754)	(4,515)	(6,788)	(30,682)
Financing activities	(11,200)	34,326	40,246	(12,523)
Effect of foreign exchange	59	(477)	(456)	(12)

Net increase in cash	$5,700	$19,878	$4,969	$383

	26 Week Period Ended				Fiscal Year Ended
	July 4, 2021		June 28, 2020		January 3, 2021	December 29, 2019
New Restaurant Openings
Company-operated		1		—	—	3
Franchised		—		—	1	2
Total net new restaurant openings		1		—	1	5
Average unit volume (AUV) ($ in millions)	[$	6.8 ]	[$	5.7 ]	$4.3	$7.7
Same store sales		136.6%		(48.9%)	(41.9%)	2.6%
Traffic (guest counts)		109.1%		(48.3%)	(43.4%)	0.3%
Restaurant contribution ($ in thousands)		$54,994		$1,895	$20,108	$98,230
Restaurant contribution margin		29.1%		2.1%	9.8%	28.1%
Adjusted EBITDA ($ in thousands)		$38,216		$(11,031)	$(6,638)	$67,572
Adjusted EBITA margin		20.2%		(12.5)%	(3.2%)	19.3%

(1)

For purposes of calculating same store sales, we consider a restaurant to be comparable during the first full fiscal quarter following 18 full months of operation. We adjust the sales included in the same store sales calculation for restaurant closures, primarily as a result of remodels, so that the periods will be comparable. Same store sales growth reflects the change in year-over-year sales for the comparable restaurant base.

(2)

Restaurant contribution, a non-GAAP financial measure, is equal to revenue generated by our restaurants sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense and pre-opening expense). This performance measure includes only the costs that restaurant-level managers can directly control and excludes other operating costs that are essential to conduct the Company’s business. Depreciation and amortization expense is excluded because it is not an operating cost that can be directly controlled by restaurant-level managers. Pre-opening expenses are excluded because we believe such costs do not reflect ordinary course operating expenses of our restaurants. Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue from restaurant sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures—Restaurant Contribution and Restaurant Contribution Margin” for discussion of restaurant contribution and description of its limitations as an analytical tool.

The following table sets forth the reconciliation of net income (loss) before income taxes to restaurant contribution by segment for the unaudited periods ended July 4, 2021 and June 28, 2020 (in thousands):

	Twenty-Six Week Period Ended
	July 4, 2021	June 28, 2020
Income (loss) before income taxes	$8,320	$(39,066)

Total other expense	14,132	12,154
Marketing and advertising	7,312	2,834
General and administrative	11,642	11,954
Restaurant opening costs	1,433	752
Depreciation and amortization	12,265	12,459
Other operating (income) expense, net	(110)	808

Total segment restaurant contribution	$54,994	$1,895

The following table summarizes restaurant contribution by segment and restaurant contribution margin by segment for the unaudited Fiscal Periods Ended July 4, 2021 (26 weeks) and June 28, 2020 (26 weeks), respectively (in thousands):

	Fiscal Period Ended July 4, 2021		Fiscal Period Ended June 28, 2020
	(26 weeks)		(26 weeks)		Increase/(Decrease)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. Restaurants	$184,283	97.4%	$82,898	93.7%	$101,385	122.3%	3.7%
Brazil Restaurants	4,660	2.5%	5,532	6.3%	(872)	(15.8%)	(3.8%)
Other	261	0.1%	52	0.1%	209	401.9%	0.1%

Total revenue	189,204	100.0%	88,482	100.0%	100,722	113.8%	0.0%

Restaurant operating costs
U.S.	129,088	70.0%	80,676	97.3%	48,412	60.0%	(27.3%)
Brazil	5,122	109.9%	5,911	106.9%	(789)	(13.3%)	3.1%

Total restaurant operating costs	134,210	70.9%	86,587	97.9%	47,623	55.0%	(26.9%)

U.S.	55,456	30.1%	2,274	2.7%	53,183	2,338.7%	27.4%
Brazil	(462)	(9.9%)	(379)	(6.9%)	(83)	21.9%	(3.1%)

Total restaurant contribution	$54,994	29.1%	$1,895	2.1%	$53,099	2,802.1%	26.9%

(a)	Calculated as a percentage of total revenue or segment revenue where applicable.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue or segment revenue where applicable.
*	Not meaningful.

(3)

Adjusted EBITDA is defined as net income before interest, taxes and depreciation and amortization plus the sum of certain operating and non-operating expenses, including pre-opening costs (including marketing costs), acquisition costs, equity-based compensation costs, management and consulting fees, impairment and restructuring costs, unusual and infrequent items (including related to COVID-19), and other non-cash and similar adjustments. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. By monitoring and controlling our Adjusted EBITDA and Adjusted EBITDA margin, we can gauge the overall profitability of our company. Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. In addition, in evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we will incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for a discussion of the Adjusted EBITDA and a description of its limitations as an analytical tool.

The following table sets forth the reconciliation of Adjusted EBITDA to net income attributable to Fogo Hospitality, Inc. for the unaudited twenty-six week periods ended July 4, 2021 and June 28, 2020, respectively (in thousands):

	Twenty-Six Week Period Ended
	July 4, 2021	June 28, 2020
Net income attributable to Fogo Hospitality, Inc.	$6,666	$(28,119)
Depreciation and amortization expense	12,265	12,459
Interest expense, net	14,137	12,039
Interest income	(31)	(26)
Income tax expense (benefit)	1,654	(10,230)
Noncontrolling interest (a)	—	(370)

EBITDA	34,691	(14,247)
Pre-opening costs	1,425	738
Non-cash adjustments (b)	572	636
Rhône management fees	500	500
Impairment charges	—	—
Unusual/infrequent expense (c)	178	950
Non-recurring expenses (d)	850	456
Noncontrolling interest (e)	—	(64)

Adjusted EBITDA	$38,216	$(11,031)

(a)	Consists of the amounts of depreciation and amortization expense, interest expense and income tax expense (benefit) attributable to the noncontrolling interest.
(b)	Consists of the non-cash portion of straight-line rent expense.
(c)	Consists of costs related directly to the COVID-19 pandemic, including personal protective equipment and cleaning supplies as well as costs to accommodate outdoor dining due to restrictions.
(d)

For the twenty-six week period ended July 4, 2021, this amount consists of $0.4 million in legal/professional fees related to litigation legal and settlement costs, and $0.3 million in a one-time retention bonus. For the twenty-six week period ended June 28, 2020, this amount consists primarily of $0.3 million in severance pay and consulting expense.

(e)

Consists of the amount of pre-opening costs, non-cash adjustments, Rhône management fees, impairment charges, unusual/infrequent expenses and non-recurring expenses attributable to the noncontrolling interest.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information included in this prospectus before deciding to purchase shares of our common stock. Any of these risks may have a material adverse effect on our business, results of operations, financial condition and prospects. Consequently, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us. Additional risks not presently known to us or that we currently consider immaterial may also negatively affect us.

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic adversely affected our business, results of operations, liquidity and financial condition. Future re-intensification of the COVID-19 pandemic, outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide could have similar impacts on our business.

The initial outbreak of the COVID-19 pandemic adversely affected our business, results of operations, liquidity and financial condition as a result of dining room closures, capacity restriction on businesses, as well as other restrictions either mandated or encouraged by federal, state and local governments. The COVID-19 pandemic, which also significantly impacted the economy in general, specifically affected our business in many respects, including:

•	shut-down of our restaurants in compliance with government mandates or encouragement and the resultant unprecedented impact of dramatically reduced revenues on our business, operations and liquidity;

•	furlough of substantially all of our non-salaried team members during such restaurant shut-downs;

•	physical renovations and other changes to our restaurants to comply with government mandates;

•

pause in our expansion program and growth strategy, including as a result of an interruption in construction of new restaurants in the U.S., delay in negotiation and execution of new franchising agreements in international markets, a pause in our expansion into the domestic and international airport market;

•	the unprecedented impact on our business, operations and liquidity;

•	our inability to access certain funding sources and increased cost of funding sources we were able to access;

•	ongoing operating restrictions in many markets after our restaurants re-opened for various periods of time, and higher costs associated with hygiene measures;

•	a degree of ongoing consumer reticence to dine out following re-opening;

•	ongoing lower levels of business dining, group dining and tourism, which have generally not fully recovered to pre-pandemic levels;

•	the economic impact of COVID-19 and related disruptions on the communities we serve;

•

our overall level of indebtedness and our ability to obtain additional waivers or amendments, and therefore continue to satisfy covenant requirements (even as they may be amended), under our 2018 Credit Facility;

•	risk of future impairments of our long-lived assets or impairment of our trademarks, goodwill and other intangibles; and

•	management’s ability to estimate future performance of our business.

The extent to which the current COVID-19 pandemic re-intensifies (including emergence of new variants) or future outbreaks of disease or similar public health threats materially and adversely impact our business, results of operations, liquidity and financial condition is highly uncertain and will depend on future developments. Such developments may include the geographic spread of the COVID-19 virus (including emergence of new COVID-19 variants), the severity of the disease, the pace and scope of vaccine administration and the mitigating and remedial actions that may be taken by various governmental authorities and other third parties, and guests themselves, in response to the outbreak. In addition, how quickly, and to what extent, normal economic and operating conditions can be maintained or resumed cannot be predicted, and the resumption of normal business operations may be delayed or constrained by lingering effects of any pandemic on us or our suppliers, third-party service providers, and/or guests. In response to the outbreak, in March 2020, we closed all dining rooms and temporarily shifted to a “to-go” only operating model. Currently, national, state and local jurisdictions have removed their capacity restrictions on businesses and therefore the Company’s restaurants are serving guests in its dining rooms without social distancing requirements. All 45 company-owned U.S. restaurants are open, as well as our six restaurants in Brazil as of the date of this prospectus. However, it is possible additional outbreaks could require the Company to reduce capacity, implement social distancing or further suspend its in-restaurant dining operations, and there is no guarantee that state and local jurisdictions that ease restrictions will not later reverse or roll-back the restrictions, as many have done in the past.

Additionally, the Company’s restaurant operations have been and could continue to be disrupted by team member staffing issues because of illness, exclusion, fear of contracting COVID-19 or caring for family members due to COVID-19, or for other reasons. Furthermore, the Company remains in regular contact with its major suppliers and while to date it has not experienced significant disruptions in its supply chain due to COVID-19, it could see significant future disruptions should the impacts of COVID-19 extend for a considerable amount of time.

Risks Related to Our Business and Industry

Challenging economic, political and social conditions may have a negative effect on our business and financial results.

Dining at restaurants is a discretionary activity for consumers, and, therefore, we are subject to the effects of any economic conditions on our guests. Our restaurants cater to both business and social guests. Accordingly, our business is susceptible to economic factors that may result in reduced discretionary spending by our guests. We also believe that consumers generally tend to make fewer discretionary expenditures, including for high-end restaurant meals, during periods of actual or perceived negative economic conditions. For example, international, domestic and regional economic conditions, consumer income levels, financial market volatility, social unrest, governmental, political and budget matters and a slow or stagnant pace of economic recovery and growth generally may have a negative effect on consumer confidence and discretionary spending, which the restaurant industry depends upon. Specifically, in response to the initial stages of the COVID-19 pandemic and resulting economic uncertainty, together with other governmental actions in response to the pandemic, consumers significantly reduced discretionary spending and were unable to dine out for a number of months in certain markets in which we operate. In addition, protests, demonstrations, riots, civil disturbance, disobedience, insurrection, or social and other political unrest, such as those seen in 2020 and early 2021, have and may continue to result in restrictions, curfews, or other actions and give rise to significant changes in regional and global economic conditions. If such events or disruptions persist for a prolonged period of time, our overall business and results of operations may be adversely affected.

In addition, it is difficult to predict what impact, if any, changes in federal policy, including tax policies, as a result of recent U.S. federal elections will have on our industry, the economy as a whole, consumer confidence and discretionary spending. As a result, the nature, timing and impact on our business of potential changes to the current legal and regulatory frameworks are uncertain. It is also difficult to predict what the long-term economic impacts of the ongoing COVID-19 pandemic will be.

Our historical revenue and AUV may not be indicative of our future financial performance.

Our revenue and AUV have historically been, and will continue to be, affected by, among others, the following factors:

•	our ability to execute effectively our business strategy;

•	the square footage and number of seats in new restaurants, which may vary from existing restaurants;

•	initial sales performance by new restaurants;

•	competition;

•	consumer and demographic trends, and levels of beef and, more generally, protein consumption; and

•	general economic conditions and conditions specific to the restaurant industry.

Existing restaurants may fail to maintain revenue and AUV levels consistent with our historical experience. New restaurants may not reach the historical revenue and AUV levels of our existing restaurants or according to our plans, if at all. New restaurants may negatively affect sales at our existing restaurants. Any decrease in our revenue or AUVs would negatively affect our financial performance, which could cause the price of our common stock to fluctuate substantially.

Our future growth depends on our ability to open new restaurants in existing and new markets and to operate these restaurants profitably.

Our future financial performance will depend on our ability to execute our business strategy—in particular, to open new restaurants on a profitable basis. We currently operate 45 restaurants in the U.S. and six restaurants in Brazil. We have franchised four restaurants in Mexico and two restaurants in the Middle East. While we plan to open eight restaurants during Fiscal 2021, which includes six company-owned restaurants in the U.S. and two franchise restaurants in Mexico, and 8-10 company-owned and 2-4 international franchise restaurants in 2022 and 2023, there is no guarantee that we will be able to increase the number of our restaurants in North America or in international markets. Our ability to successfully open new restaurants is, in turn, dependent upon a number of factors, many of which are beyond our control, including:

•	finding and securing quality locations on acceptable financial terms;

•	complying with applicable zoning, land use, environmental, health and safety and other governmental rules and regulations (including interpretations of such rules and regulations);

•	obtaining, for an acceptable cost, required permits and approvals;

•	having adequate cash flow and financing for construction, opening and operating costs;

•	controlling construction and equipment costs for new restaurants;

•	weather, climate change, natural disasters and disasters beyond our control resulting in delays;

•	hiring, training and retaining management and other team members necessary to meet staffing needs; and

•	successfully promoting new restaurants and competing in the markets in which these are located.

We continuously review potential sites for future restaurants. Typically, we experience a “start-up” period before a new restaurant achieves our targeted level of operating and financial performance which may include an initial start-up period of sales volatility. The start-up period varies for each new restaurant and may last as long as three years to achieve targeted results. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease, or disruptions such as the COVID-19 pandemic, may delay our actual rate of new restaurant growth and cause a significant variance from our targeted capacity growth rate. In addition, we often face temporarily higher operating costs caused by start-up costs including higher food, labor and other direct operating expenses and other temporary inefficiencies associated with opening new restaurants. We may also face challenges such as lack of brand recognition, market familiarity and acceptance when we enter new markets. The opening of new restaurants in or near markets in which we already have restaurants could adversely affect the sales of those existing restaurants.

Our long-term success is highly dependent on our ability to successfully identify appropriate sites and develop and expand our operations in existing and new markets.

We intend to develop new restaurants in our existing markets, and selectively enter into new markets. There can be no assurance that any new restaurant that we open will have similar operating results to those of existing restaurants. There is no guarantee that a sufficient number of suitable restaurant sites will be available in desirable areas or on terms that are acceptable to us, and we may not be able to open our planned new restaurants on a timely basis, if at all. Further, if opened, these restaurants may not be operated profitably. As part of our growth strategy, we may enter into geographic markets in which we have little or no prior operating experience. Consumer recognition of our brand has been important in the success of restaurants in our existing markets and recognition may be lacking in new geographic markets. In addition, restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating expenses than restaurants we open in existing markets, thereby affecting our overall profitability. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new restaurants.

If we are unable to successfully open new restaurants, our financial results or revenue growth could be adversely affected and our business negatively affected as we expect a portion of our growth to come from new restaurants.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening a number of new restaurants. Our existing restaurant management systems, administrative staff, financial and management controls and information systems may be inadequate to support our planned expansion. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers, gaucho chefs and other team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure which could harm our business, financial condition and results of operations.

We believe our gaucho culture is an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our business, financial condition and results of operations could be materially adversely affected if we do not maintain our infrastructure and culture as we grow.

Increases in the prices of, or reductions in the availability of, top-quality meat could reduce our operating margins and revenue.

We purchase substantial quantities of meat, which is subject to significant price fluctuations due to conditions affecting livestock markets, weather, feed prices, industry demand and other factors. Our meat costs in the United States and the international markets in which we operate accounted for approximately 54.7% and 53.7% of our total food and beverage costs during Fiscal 2020 and Fiscal 2019, respectively. If the price for beef or other meats increases in the future and we choose not to pass, or cannot pass, these increases on to our guests, our operating margins could decrease significantly. In addition, if key beef or other meat items become unavailable for us to purchase, our revenue could decrease.

We may experience higher operating costs, including increases in supplier prices and team member salaries and benefits, which could adversely affect our financial performance.

Our ability to maintain consistent quality throughout our restaurants depends, in part, upon our ability to acquire fresh food products, including substantial quantities of beef, and related items from reliable sources in accordance with our specifications and in sufficient quantities. We have pricing agreements in place with a few suppliers for our beef purchases and for the purchase of certain other commodities in the U.S. and short-term contracts with a limited number of suppliers for the distribution of our other food purchases and other supplies for our restaurants. Our two largest suppliers of beef in the U.S. accounted for 92% and 99% of our beef purchases in Fiscal 2020 and Fiscal 2019, respectively. Our dependence on a limited number of suppliers subjects us to risks of shortages, delivery interruptions and price fluctuations. If our suppliers do not perform adequately or otherwise fail to distribute supplies to our restaurants, we may be unable to replace them in a short period of time on acceptable terms. Any inability to so replace suppliers could increase our costs or cause shortages at our restaurants of food and other items that may cause us to remove popular items from a restaurant’s menu or temporarily close a restaurant, which could result in a loss of guests and, consequently, revenue during the time of the shortage and thereafter, if our guests change their dining habits as a result.

If we pay higher prices for food items or other supplies or increase compensation or benefits to our team members, we will sustain an increase in our operating costs. Many factors affect the prices paid for food and other items, including conditions affecting livestock markets, climate change, weather, changes in demand, adverse effects due to the COVID-19 pandemic and inflation. Factors that may affect compensation and benefits paid to our team members include changes in minimum wage and team member benefits laws (as discussed below). Other factors that could cause our operating costs to increase include fuel prices, occupancy and related costs, maintenance expenditures and increases in other day-to-day expenses. If we are unable or unwilling to increase our menu prices or take other actions to offset increased operating costs, we could experience a decline in our financial performance.

We rely heavily on certain vendors, suppliers and distributors, which could adversely affect our business.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We rely on US Foods, Inc. (“US Foods”) as one of our primary distributors in the United States. In Fiscal 2020 and Fiscal 2019, we spent approximately 67% and 79%, respectively, of our food and beverage costs in the U.S. on products and supplies procured from or through US Foods. Our agreement with US Foods may be terminated by either us or US Foods upon 60 days’ written notice. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. If such entities fail to comply with applicable laws and regulations or engage in conduct which is illegal or unethical, such conduct could damage our reputation and reduce demand for our restaurants, which could adversely affect our business, financial condition and result of operations. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect our business, financial condition and results of operations.

Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

Our marketing programs may not be successful.

We believe our brand is critical to our business. We incur costs and expend other resources in our marketing efforts to raise brand awareness and attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more than we are able to on marketing and advertising. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

Any negative publicity surrounding our restaurants, our sector of the restaurant industry or the consumption of beef and meats generally could adversely affect the number of restaurant guests, which could reduce revenue in our restaurants.

We believe that any adverse publicity concerning the quality of our food and our restaurants generally could damage our brand and adversely affect the future success of our business. Company-specific adverse publicity, including inaccurate publicity, could take different forms, such as negative reviews by restaurant or word-of-mouth criticisms emanating from our guest base. The experience of other restaurants and restaurant chains with incidents relating to food-borne illnesses or product recalls that affect their business could adversely affect our sector of the restaurant industry.

Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could have a material adverse impact on our business.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information concerning our company or our sector of the restaurant industry may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, either of which may harm our business and financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Many of our competitors are expanding their use of social media and new social media platforms are rapidly being developed, potentially making more traditional social media platforms obsolete. As a result, we need to continuously innovate and develop our social media strategies in order to maintain broad appeal with guests and brand relevance. A significant part of our marketing efforts rely on social media platforms and search engine marketing to attract and retain guests. We also continue to invest in other digital marketing initiatives that allow us to reach our guests across multiple digital channels and build their awareness of, engagement with, and loyalty to our brands. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues, increased team member engagement or brand recognition. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary information, negative comments about us, exposure of personally identifiable information, fraud, or out-of-date information. The inappropriate use of social media vehicles by our guests or team members could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and could have a material adverse impact on our business.

Negative publicity relating to the consumption of food products, including in connection with food-borne illness, could result in reduced consumer demand for our menu offerings, which could reduce sales.

Instances of food-borne illness, including Bovine Spongiform Encephalopathy, which is also known as BSE, and aphthous fever, as well as hepatitis A, listeria, salmonella, norovirus and e-coli, whether or not found in the U.S. or the international markets in which we operate or traced directly to one of our suppliers or our restaurants, could reduce demand for our menu offerings. We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including instances of food-borne illnesses. Any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our restaurants and the food that we offer, reduce guest visits to our restaurants and negatively impact demand for our menu offerings. Adverse publicity relating to any of these matters, beef in general or other similar concerns could adversely affect our business and results of operations. Further, food-borne illnesses and injuries caused by food tampering have had in the past, and could have in the future, an adverse effect on the price and availability of certain of our produce and meat offerings.

Any failure to obtain, maintain, protect and enforce our intellectual property rights could adversely affect the value of our business, including our brand.

We believe that our intellectual property rights, and in particular our trademarks, are valuable assets that are critical to our success. We have registered our principal trademarks including the Fogo, Fogo de Chão, Bar Fogo and Fogo Market marks, the campfire design and other marks used by our restaurants as trade names, trademarks and service marks used by our restaurants in the U.S. and a number of foreign jurisdictions. The success of our business depends on our continued ability to use our intellectual property in order to increase our brand awareness, and the unauthorized use or other misappropriation of our intellectual property in any jurisdiction could materially and adversely diminish the value of our brand and restaurant concept and may cause a decline in our revenue.

Despite our efforts to obtain, maintain, protect and enforce our trademarks, service marks and other intellectual property rights, there can be no assurance that these protections will be available in all cases and jurisdictions, or that our efforts to protect these rights will be sufficient or effective, and our trademarks, service marks or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed upon, narrowed or otherwise violated. Additionally, any protective actions taken by us with respect to these rights may fail to prevent unauthorized usage, misappropriation, dilution or imitation by others, which could materially and adversely harm our intellectual property rights, reputation, brand or competitive position. For example, competitors may adopt service names confusingly similar to ours, or purchase confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to consumer confusion. We are aware of names similar to those of our restaurants used by third parties in certain limited geographical areas in the U.S., Brazil, Venezuela, Costa Rica, the EU and the UK.

The value of our intellectual property could also diminish if others assert rights in or ownership of our trademarks, service marks and other intellectual property rights, or trademarks or service marks that are similar to ours. We may be unable to successfully resolve these types of conflicts in a manner favorable to us. In some cases, there may be trademark or service mark owners who have prior rights to our trademarks and service marks or to similar trademarks and service marks, either globally, nationally, or locally. During trademark and service mark registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office or in other foreign jurisdictions. Additionally, opposition or cancellation proceedings may be filed against our trademark or service mark applications and registrations, and our trademarks, service marks and any applications thereof may not survive such proceedings. In the event that our trademarks, service marks and any applications thereof are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Over the long term, if we are unable to establish name recognition based on our trademarks and service marks, then we may not be able to compete efficiently. Any claims or guest confusion related to our trademarks and service marks could damage our reputation and brand and materially and adversely harm our business, liquidity, financial condition and results of operations.

Any failure to obtain, maintain, protect and enforce our intellectual property rights in future jurisdictions could adversely affect the value of our business, including our brand.

We may be required to protect our trademarks, service marks and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not have the resources to pursue in each jurisdiction. The trademarks we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future. We may never register such trademarks in all of these countries and, even if we do, the laws of some foreign countries may not protect intellectual property rights to the same extent as the laws of the U.S. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Moreover, any changes in, or unexpected interpretations of, intellectual property laws in any jurisdiction may compromise our ability to obtain, maintain, protect and enforce our intellectual property rights. The protective actions that we take, however, may not be sufficient, in some jurisdictions, to secure our trademark and service mark rights for some of the goods and services that we offer or to prevent imitation by others, which could adversely affect the value of our trademarks and service marks or cause us to incur litigation costs, or pay damages or licensing fees to third parties, including prior users or registrants of intellectual property similar to our intellectual property or allegedly infringed by our intellectual property or the conduct of our business. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective. Any failure to obtain, maintain, protect and enforce our intellectual property rights could result in material and adverse harm to our business.

Any failure to obtain rights to the intellectual property developed by our associates, franchisees, contractors and third parties could have a material adverse effect on our business.

We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by associates, franchisees, contractors and other third parties. In addition, while we generally enter into confidentiality agreements with our associates, franchisees and third parties with whom we share our trade secrets, know-how, manufacturing expertise, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection. Such associates, franchisees and third parties may share our trade secrets, know-how, manufacturing expertise, business strategy and other proprietary information with their employees, contractors, agents or other third parties who may not be bound by any confidentiality agreement or, to the extent they are bound by a confidentiality agreement, such confidentiality agreements could be breached or otherwise may not provide meaningful protection. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets, know-how, manufacturing expertise, business strategy and other proprietary information. Similarly, while we seek to enter into agreements with all of our associates and franchisees who develop intellectual property during their employment for, or relationship with, us or on our behalf to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant associates and franchisees and such agreements may be breached or may not be self-executing. We may be subject to claims that such associates misappropriated relevant rights from their previous employers. Any failure to obtain rights in the intellectual property rights developed by our associates, franchisees, contractors and third parties could lead to material and adverse harm to our business.

We may become involved in lawsuits to protect or enforce our intellectual property rights or to defend against claims that we infringe, misappropriate or otherwise violate the intellectual property of third parties, which could be expensive, time consuming and unsuccessful.

Third parties may independently develop technologies, products and services that are substantially similar or superior to ours. From time to time, legal action may be necessary for us to enforce or protect our intellectual property rights, including our trademarks, service marks and trade secrets (including by instituting cancellation or opposition proceedings, or other challenges), to determine the validity and scope of the intellectual property rights of others or to defend against claims of alleged infringement, misappropriation, other violation or invalidity. Such actions or efforts may not be successful. Even if we are successful in asserting our intellectual property rights or defending against third-party claims, such litigation to enforce or defend our intellectual property rights may cause us to incur significant legal expenses, diversion of resources and could materially and adversely affect our business, reputation, results of operations and financial condition. To the extent that we seek to enforce our rights, we could be subject to claims that an intellectual property right is invalid, otherwise not enforceable, or is licensed to or not infringed or otherwise violated by the party against whom we are pursuing a claim. In addition, our assertion of intellectual property rights may result in the other party seeking to assert alleged intellectual property rights or other claims against us, which could materially and adversely harm our business. If we are not successful in defending such claims in litigation, we may not be able to use, sell or license a particular offering due to an injunction, or we may have to pay damages that could, in turn, materially and adversely affect our results of operations. In addition, governments may adopt regulations, or courts may render decisions, requiring compulsory licensing of intellectual property to others, or governments may require that products meet specified standards that serve to favor local companies. Furthermore, we may have granted our licensees or franchisees exclusive rights to enforce our intellectual property in certain circumstances, thereby limiting our own ability to enforce our intellectual property. Our inability to enforce our intellectual property rights under these circumstances may materially and adversely affect our competitive position and our business.

We may also face claims of infringement, misappropriation or violation of third-party intellectual property rights that could interfere with the use of our trademarks and the proprietary know-how, concepts, recipes, or trade secrets used in our business. Our commercial success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. Whether merited or not, in the markets in which we operate, we have faced, and may in the future face, allegations that we or parties indemnified by us (including our franchisees and licensees), or our or their respective products, services or intellectual property, have infringed, misappropriated or otherwise violated the trademarks, patents, copyrights, trade secrets or other intellectual property rights of third parties. Some third parties may be able to sustain the costs of complex litigation more effectively than us because they have substantially greater resources. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or to continue claims, regardless of whether such claims have merit, which can be time-consuming, divert management’s attention and financial resources and be costly to evaluate and defend. Defending against such claims may be costly, results of any such litigation are difficult to predict and we may be prohibited from using the applicable intellectual property rights in the future or forced to pay damages, royalties, or other fees to do so. Any claims we make for indemnification against our partners, licensees, franchisees or others who have agreed to indemnify us may be limited by contractual liability limitations or waivers, thereby reducing or eliminating any related recovery. Additionally, we may be required to stop commercializing products, obtain licenses or modify and redesign our products or trademarks while we develop non-infringing substitutes, which may not be possible or may require substantial monetary expenditures and time. Otherwise, we may incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our reliance on third parties, including our franchisees and other licensees, may negatively impact our ability to protect our intellectual property.

Although we monitor and restrict third-party activities through our license agreements, third parties, including our franchisees and other licensees, may use, refer to, or make statements about our brands that do not make proper use of our trademarks, service marks or required designations, improperly alter trademarks, service marks or branding, or are critical of our brands or place our brands in a context that may tarnish our reputation. This may result in dilution or tarnishment of our intellectual property. Franchisee, licensee and other third-party noncompliance with the terms and conditions of our franchise or license agreements may reduce the overall goodwill of our brands, whether through the failure to meet health and safety standards (including with respect to additional sanitation protocols and guidelines in connection with the COVID-19 pandemic), engage in quality control or maintain product consistency, or through the participation in improper or objectionable business practices. Moreover, unauthorized third parties may conduct business using our intellectual property to take advantage of the goodwill of our brands, resulting in consumer confusion or dilution. Any reduction of our goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and operating results.

The impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. If any landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we would have the option to retain our rights under the lease, we could not compel the landlord to perform any of its obligations and would be left with damages as our sole recourse. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords.

We occupy most of our restaurants under long-term non-cancelable leases, which we may be unable to renew at the end of the lease terms or which may limit our flexibility to move to new locations.

All but two of our restaurants in the U.S. are located in leased premises and all of our restaurants in Brazil are located in leased premises. Many of our current leases in the U.S. are non-cancelable and usually have terms ranging from 10 to 20 years, with renewal options for terms ranging from five to 10 years. We anticipate that leases that we enter into in the future in the U.S. will also be long-term and non-cancelable and have similar renewal options. If we were to close or fail to open a restaurant at a leased location, we would generally remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent and a percentage of common area operating expenses for the balance of the lease term. Our obligation to continue making rental payments and fulfilling other lease obligations under leases for closed or unopened restaurants could have a material adverse effect on our business and results of operations. Lease rates in Brazil are periodically readjusted and the rent amounts are not predetermined as they generally are in the U.S. If the landlord and we cannot agree on an adjusted rate, the dispute is submitted to a judicial resolution process. As a result, our lease rates in Brazil are subject to more volatility than those in the U.S. and we may not always be able to predict these rates due to the unpredictable nature of the judicial resolution process, which could be unfavorable to us.

At the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our restaurant leases, we may be forced to close or relocate a restaurant, which could subject us to significant construction and other costs. For example, closing a restaurant, even for a brief period to permit relocation, would reduce the revenue contribution of that restaurant to our total revenue. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the previous restaurant location.

Long-term leases can, however, limit our flexibility to move a restaurant to a new location. For example, current locations may no longer be attractive in the event that demographic patterns shift or neighborhood conditions decline. In addition, long-term leases may affect our ability to take advantage of more favorable rent levels due to changes in local real estate market conditions. These and other location-related issues may affect the financial performance of individual restaurants.

Our rent expense could increase our vulnerability to adverse economic and industry conditions and could limit our operating and financial flexibility.

Our rent expense accounted for approximately 12.0% and 8.3% of our revenue in Fiscal 2020 and Fiscal 2019, respectively. We expect that new restaurants will typically be leased by us under operating leases. Substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our ability to obtain any necessary financing; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or our industry.

Upon the temporary closure of restaurant dining rooms in March 2020 due to the COVID-19 pandemic, we negotiated amendments to our leases that involved varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods, and deferrals of rent payments combined with an early exercise of an existing renewal option or extension of the lease term. Accordingly, our rent expense in Fiscal 2020 and so far in 2021 is less than what we expect our run-rate rent expense to be in future years as we pursue our expansion plan and deferrals and abatements are released.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash requirements. If our restaurants do not generate sufficient cash flow and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to meet our lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse effect on us.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely affect sales at these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our guests. Sales cannibalization among our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, materially adversely affect our business, financial condition and results of operations.

Our success depends on securing desirable restaurant locations.

The success of any restaurant depends in substantial part on its location. There can be no assurance that the current locations of our restaurant will continue to be attractive as demographic patterns change. Neighborhood or economic conditions where stores are located could decline in the future, thus resulting in potentially reduced sales in those locations. Competition for restaurant locations can also be intense and there may be delay or cancellation of new store developments by our franchise partners, which may be exacerbated by factors related to the commercial real estate or credit markets. If we cannot obtain desirable locations for our restaurant at reasonable prices due to, among other things, higher than anticipated acquisition, construction and/or development costs of new locations, difficulty negotiating leases with acceptable terms, onerous land use or zoning restrictions, or challenges in securing required governmental permits, then our ability to open new restaurants and our ability to meet our growth expectations may be adversely affected.

Labor shortages or increases in labor costs could slow our growth and adversely affect our ability to operate our restaurants.

Our success depends, in part, upon our ability to attract, motivate and retain qualified team members, including restaurant managers and gaucho chefs necessary to meet the needs of our existing restaurants and to support our expansion program. Qualified personnel to fill these positions may be in short supply in some areas. If we are unable to continue to recruit and retain sufficiently qualified personnel, our business and our growth could be adversely affected. Any future inability to recruit and retain qualified personnel may delay openings of new restaurants and could adversely impact existing restaurants. Any such delays, any material increases in team member turnover rates in existing restaurants or any team member dissatisfaction could have a material adverse effect on our business and results of operations. In addition, competition for qualified team members could require us to pay higher wages, which could result in higher labor costs, which could, in turn, have a material adverse effect on our financial performance.

We face a variety of economic, regulatory and other risks associated with doing business in foreign markets that could have a negative impact on our financial performance.

We currently do business through franchised restaurants in Mexico and the Middle East and intend to expand through franchises into other international markets in the future and also operate through company-owned restaurants in Brazil. We license certain of our trademarks to our Mexico and Middle East franchise partners for use in connection with their operation of franchised restaurants under the Fogo brand.

Markets in which we do business, either through franchises or operation of company-owned restaurants, may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. If negative economic conditions persist for a long period of time or become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis and generating lower average check sizes at our restaurants. If restaurant revenue decreases, our profitability could decline as we spread fixed costs across a lower level of revenue. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales. There can be no assurance that the macroeconomic environment or the regional economics in which we do business will improve significantly or that government stimulus efforts will improve consumer confidence, liquidity, credit markets, home values or unemployment, among other things.

International operations, including our operations in Brazil and our franchise strategy in Mexico, the Middle East and elsewhere, subject us to a number of risks, including:

•	inflation and currency devaluations;

•	fluctuations in currency exchange rates;

•	foreign and legal regulatory requirements;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including complexities of international tax systems and restrictions on the repatriation of earnings;

•	expropriation or governmental regulation restricting foreign ownership or requiring divestiture;

•	increases in the cost of labor (as a result of unionization or otherwise);

•	the burdens of complying with different legal standards; and

•	political, social and economic conditions.

Additionally, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) regulations, other U.S. laws and regulations governing our international operations and similar laws in other countries. Any violation of the FCPA, OFAC regulations or other applicable anti-corruption laws, by us, our affiliated entities or their respective officers, directors, team members and agents could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and could adversely affect our financial condition, results of operations, cash flows or our availability of funds under our revolving line of credit. Further, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

If we are unable to account for these risks while operating abroad, our reputation and brand value could be harmed. The occurrence of any of these risks could negatively affect our current international operations and any future expansion into new geographic markets, which would have a material adverse effect on our business and results of operations.

Our franchisees could take actions that harm our reputation and reduce our royalty and restaurant revenues.

We do not exercise control over the day-to-day operations of our franchisee-owned restaurants. While we strive to ensure that franchisee-owned restaurants maintain the same high operating standards that we demand of Company-owned restaurants, one or more of these restaurants may fail to maintain these standards or provide a guest experience consistent with our brand standards. Any operational or financial shortcomings of the franchisee-owned restaurants are likely to be attributed to our broader operations and could adversely affect our reputation and damage our brand as well as have a direct negative impact on the royalty income we receive from those restaurants. Franchisee noncompliance with the operational standards and the terms and conditions of our franchise agreements or with applicable laws and regulations may reduce the overall goodwill of our brand, whether through the failure to meet health and safety standards, engage in quality control or maintain product consistency, adequate succession planning or through the participation in improper or objectionable business practices. Any harm to our brand or goodwill, guest confusion or brand dilution could materially and adversely impact our business and results of operations.

Our strategy to open franchisee-owned restaurants subjects us to extensive government regulation, compliance with which might increase our investment costs and restrict our growth.

We are subject to the rules and various international laws regulating the offer and sale of franchises that can restrict our ability to sell franchises in such jurisdictions. Non-compliance with those laws could result in governmental enforcement actions seeking a civil or criminal penalty, rescission of a franchise, and loss of our ability to offer and sell franchises in a jurisdiction, or a private lawsuit seeking rescission, damages and legal fees, which could have a material adverse effect on our business.

We are a multinational organization faced with increasingly complex tax issues in the international jurisdictions in which we operate or have franchises, including in Brazil, Mexico and the Middle East, and we could be obligated to pay additional taxes in those jurisdictions.

As a multinational organization that operates or has franchises in several jurisdictions, including the U.S., Brazil, Mexico, Saudi Arabia and the United Arab Emirates, we may be subject to taxation in jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The tax positions that we have taken or may take in the future may be subject to challenge on audit, and the authorities in these jurisdictions, including Brazil, Mexico, Saudi Arabia and the United Arab Emirates could successfully assert that we are obligated to pay additional taxes, interest and penalties. In addition, the amount of taxes we pay could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could negatively affect our liquidity and operating results. The authorities could also claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a negative impact on us and the results of our operations.

Our reporting currency is the U.S. dollar but a portion of our revenue and costs and expenses are in other currencies so that exchange rate movements may affect our results of operation.

We generate revenue, and incur costs and expenses, in our foreign operations denominated in local currencies. Our reported consolidated results of operations have periodically been affected by the strength of the U.S. dollar relative to other currencies and appreciation of the U.S. dollar in the future periods could affect adversely our consolidated results of operations in those periods. Disruptions in financial markets may also result in significant changes in foreign exchange rates in relatively short periods of time which further increases the risk of an adverse currency effect. For example, the results of our Brazilian operations, which accounted for approximately 5% and 8.4% of our revenues in Fiscal 2020 and Fiscal 2019, respectively, are translated from Brazilian Reals into U.S. dollars upon consolidation when we prepare our consolidated financial statements. The Brazilian currency has historically been subject to significant exchange rate fluctuations in relation to the U.S. dollar and other currencies attributable to economic conditions in Brazil, Brazilian governmental policies and actions, developments in global foreign exchange markets and other factors. The Brazilian government has in the past implemented various economic plans and used various exchange rate policies to address exchange rate fluctuation and there can be no assurances the government will not take action in the future.

Risks Related to Regulations and Legal Proceedings

Our company could face lawsuits relating to workplace and employment laws and fair credit reporting requirements, which, if determined adversely, could result in negative publicity or in payment of substantial damages by us.

Various federal and state labor laws govern our relationships with our team members and affect operating costs. These laws include team member classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, tip reporting and classification, citizenship requirements and other wage and benefit requirements for team members classified as non-exempt. Our business may be adversely affected by legal or governmental proceedings brought by or on behalf of our team members or guests. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our team members may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified team members. Termination of a significant number of team members who were unauthorized team members may disrupt our operations, cause temporary increases in our labor costs as we train new team members and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

In recent years, a number of restaurant companies, including our company, have been subject to lawsuits and other claims, including class action lawsuits, alleging violations of federal and state law governing workplace and employment matters such as various forms of discrimination, tip pooling, wrongful termination, harassment and similar matters and violations of fair credit reporting requirements. A number of these lawsuits and claims against other companies have resulted in various penalties, including the payment of substantial damages by the defendants. In addition, lawsuits by team members or on behalf of our team members are common in Brazil after termination of employment and we have been subject to a number of such lawsuits.

Insurance may not be available at all or in sufficient amounts to cover all liabilities with respect to these matters. Accordingly, we may incur substantial damages and expenses resulting from claims and lawsuits, which would increase our operating costs, decrease funds available for the development of our business and result in charges to our income statements resulting in decreased profitability or net losses. Team member claims against us also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

We are from time to time the target of class action lawsuits and other claims proceedings concerning food quality, health, team member conduct and other issues could require us to incur additional liabilities or cause guests to avoid our restaurants.

Restaurant companies have from time to time faced lawsuits alleging that a guest suffered illness or injury during or after a visit to a restaurant, including actions seeking damages resulting from food-borne illness and relating to notices with respect to chemicals contained in food products required under state law. Similarly, food tampering, team member hygiene and cleanliness failures or improper team member conduct at our restaurants could lead to product liability or other claims. To date, we have not been a defendant in any lawsuit asserting such a claim. However, we cannot assure you that such a lawsuit will not be filed against us and we cannot guarantee to guests that our internal controls and training will be fully effective in preventing claims. We are also subject to various claims arising in the ordinary course of our business, including personal injury claims, contract claims and other matters. In addition, we could become subject to class action lawsuits related to these and other matters in the future. Regardless of whether any claims against us are valid or whether we are ultimately held liable, claims may be expensive to defend and may divert management attention and other resources from our operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage for any claims would materially adversely affect our results of operations and financial condition. In addition, adverse publicity resulting from any such claims may negatively impact revenue at one or more of our restaurants.

Our business is subject to extensive federal, state, local and foreign beer, liquor and food service regulations and we may incur additional costs or liabilities as a result of government regulation of our restaurants.

Our business is subject to extensive federal, state, local and foreign government regulation, including, among others, regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and team member, health, sanitation and safety matters. For example, in response to guidelines and restrictions put in place by federal, state, local and foreign governments related to the COVID-19 pandemic, in 2020 many of our restaurants were unable to operate or have limited operations, which had a significant adverse effect on our business before re-opening commenced.

Typically, our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations govern various aspects of daily operations of our restaurants, including the minimum age of guests and team members, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by any of our restaurants to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, that restaurant and its operating and financial performance. We apply for our liquor licenses with the advice of outside legal counsel and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Any changes in the application or interpretation of existing laws may adversely impact our restaurants in that state, and could also cause us to lose, either temporarily or permanently, the licenses, permits and regulations necessary to conduct our restaurant operations, and subject us to fines and penalties.

Our restaurants in the U.S. are subject to state “dram shop” laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop laws. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable cost also could have a material adverse effect on us. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such laws.

We are also required to comply with the standards mandated by the Americans with Disabilities Act (the “ADA”), which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants or our operations to make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

The costs of operating our restaurants may increase in the event of changes in laws governing minimum hourly wages, working conditions, predictive scheduling, overtime and tip credits, health care, workers’ compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations, such as those governing access for the disabled (including the ADA). If any of these costs were to increase and we were unable or unwilling to pass on such costs to our guests by increasing menu prices or by other means, our business and results of operations could be negatively affected.

Failure to comply with federal, state, local or foreign regulations could cause our licenses to be revoked and force us to cease the sale of alcoholic beverages at certain restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenue. If we are unable to maintain our existing licenses, our guest patronage, revenue and results of operations would be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Increases in minimum wages or unionization activities could substantially increase our labor costs.

Under the minimum wage laws in most jurisdictions in the U.S., we are permitted to pay certain hourly team members a wage that is less than the base minimum wage for general team members because these team members receive tips as a substantial part of their income. As of January 3, 2021, approximately 46.2% of our hourly team members in the U.S. earn this lower minimum wage in their respective locations as tips constitute a substantial part of their income. If federal, state, local or foreign governments change their laws to require that all team members be paid the general team member minimum base wage regardless of supplemental tip income, our labor costs would increase substantially. Our labor costs would also increase if the minimum base wage increases. In addition, several states and localities in which we operate and the federal government have from time to time enacted minimum wage increases, changes to eligibility for overtime pay, paid sick leave and mandatory vacation accruals, and similar requirements and these changes could increase our labor costs. We may be unable or unwilling to increase our prices in order to pass increased labor costs on to our guests, in which case our operating margins would be adversely affected. Also, although none of our team members in the U.S. are currently covered under collective bargaining agreements, many of our team members in Brazil participate in industry-wide trade union programs. Additionally, our team members in the U.S. may elect or attempt to be represented by labor unions in the future. If a significant number of our team members were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (the “PPACA”) establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the United States Food and Drug Administration to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Furthermore, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium in our offerings, switch to higher cost ingredients or may hinder our ability to operate in certain markets. Some jurisdictions have banned certain cooking ingredients, such as trans-fats, or have discussed banning certain products, such as large sodas. Removal of these products and ingredients from our menus could affect product tastes, guest satisfaction levels, and sales volumes, whereas if we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of additional menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as on the restaurant industry in general.

Compliance with environmental, health and safety laws and regulations may negatively affect our business.

We are subject to national, provincial, state and local environmental, health and safety laws and regulations in the U.S. and other countries in which we operate, including those concerning waste disposal, climate change, pollution, the presence, use, management, discharge, storage, handling, release, treatment and disposal of, and exposure to and remediation of, hazardous substances and wastes. These laws and regulations can be costly to comply with, and provide for significant civil and criminal fines and penalties or other sanctions for noncompliance, and joint and several liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, such contamination. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous substances or wastes at, on or from our restaurants.

Environmental conditions relating to releases of hazardous substances or wastes at prior, existing or future restaurant sites, or our violations of environmental, health and safety laws and regulations could materially adversely affect our business, financial condition and results of operations. Further, environmental, health and safety laws and regulations, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition and results of operations.

In addition, there has been increased public focus by governmental and nongovernmental entities and guests on environmental and sustainability matters such as climate change, reduction of greenhouse gas emissions, animal health and welfare, packaging, waste, and water consumption. Legislative, regulatory or other efforts to address environmental and sustainability matters could negatively impact our cost structure, operational efficiencies and talent availability or result in future increases in the cost of raw materials, taxes, transportation and utilities, which could decrease our operating profits and necessitate future investments in facilities and equipment. In addition, our business, financial condition and results of operations could be adversely affected to the extent that such environmental or sustainability concerns reduce demand for our restaurants.

New or revised tax regulations could have an adverse effect in our financial results.

We are subject to income and other taxes in the United States and numerous state and foreign jurisdictions. Our effective income tax rate and other taxes in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or other legislative changes and the outcome of income tax audits. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals. The results of a tax audit could have a material effect on our results of operations or cash flows in the period or periods for which that determination is made. In addition, our effective income tax rate and our results may be impacted by our ability to realize deferred tax benefits, including our FICA tip credit carryforwards, and by any increases or decreases of our valuation allowances applied to our existing deferred tax assets. Additional tax regulations could be issued, and no assurance can be made that future guidance will not adversely affect our business or financial condition.

Risks Related to Information Technology and CyberSecurity

We rely on information technology in our operations and are making improvements to important business systems. Any material failure, inadequacy or interruption of that technology could adversely affect our ability to effectively operate our business and result in financial or other loss.

We rely on computer systems and information technology to conduct our business and our ability to effectively manage our business depends significantly on the reliability and capacity of these systems. In addition, we must effectively respond to changing guest expectations and new technological developments. Disruptions or failures of these systems could cause an interruption in our business, which could have a material adverse effect on our results of operations and financial condition.

We intend to perform upgrades to our information technology systems. Such upgrades may include software and hardware upgrades, for example, our web ordering platform, internal communications software, drive-thru ordering tables and point of sale systems, as well as a migration of certain systems to the public cloud. Implementing these systems is a lengthy and expensive process that may result in a diversion of resources from other initiatives and activities. Continued execution of the project plans, or a divergence from them, may result in cost overruns, project delays or business interruptions. Business interruptions also could result from the failure of other important information technology platforms we use to operate our business, including platforms hosted or otherwise provided by third parties on our behalf, or from a failure to maintain or follow adequate disaster recovery, backup, upgrade, or migration plans. Any disruptions, delays or deficiencies in the design and/or implementation of any of these systems, or our inability to accurately predict the costs of such initiatives or our failure to generate revenue and corresponding profits from such activities and investments, could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, business, results of operations and financial condition.

A breach of security of confidential or consumer personal information related to our electronic processing of credit and debit card transactions could substantially affect our reputation and financial results.

A significant majority of our sales are by credit or debit cards. Restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We use third-party providers to track, process and authorize our sales by credit or gift card. Improper access to our or these third-party providers’ systems or databases could result in the unauthorized use, theft, disclosure, publication, deletion or modification of confidential consumer personal information and/or card data, including theft of funds on the card or counterfeit reproduction of the cards. If the security of such third-party providers is compromised, then we may be subject to unplanned losses, expenses, fines or penalties. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings related to these types of incidents. In addition, all fifty U.S. states, Puerto Rico, Washington, D.C., and international jurisdictions in which we operate, have enacted legislation or implemented regulations requiring notification of security breaches involving personal information, including credit and debit card information. Claims or proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue the cards, cardholders (either individually or as part of a class action lawsuit) and government regulators (both foreign and domestic). Further, the standards for systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments, all of which can put electronic payment card data at risk, are determined and set by the payment card industry. For example, we are subject to industry requirements such as the Payment Card Industry Data Security Standard, or PCI DSS, as well as certain other industry standards. Any failure to comply with these rules and/or requirements could materially and adversely harm our brand, reputation, business and results of operations and may subject us to fines by the payment card brands that are passed down to us by our merchant bank. If the third-party independent service providers we rely on for payment processing, including credit and debit cards, become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could materially and adversely be harmed. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions, payment of payroll and other obligations and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, power loss, cybersecurity attacks (including ransomware), improper or unauthorized usage by team members, telecommunications failures or other catastrophic events, such as fires, earthquakes, tornadoes and hurricanes, climate change, widespread power outages caused by severe storms, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage, failure, or breach of our information systems that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. To mitigate potential risk to the Company posed by natural disasters or other catastrophic events, we have taken a number of steps such as removing information systems from our environment and migrating file storage and sharing, including operational reporting, to cloud services. Nonetheless, there is no guarantee that these efforts will prove successful in the event of future natural disasters that might prevent us from effectively operating our business.

Some of our essential business processes that are dependent on technology are outsourced to third parties. Such processes include, but are not limited to, gift card tracking and authorization, web site hosting and maintenance, data warehousing and business intelligence services, point-of-sale system maintenance, certain tax filings, telecommunications services, web-based labor scheduling and other key processes. We make a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. The failure of our systems or those of third-party service providers to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding information systems as we grow or experiencing a breach in security of these systems could result in delays in guest service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments and result in a material and adverse harm to our business.

Cybersecurity breaches of confidential or personal information of our guests and team members, threats to our technological systems and increasing privacy compliance requirements may adversely affect our business.

A cybersecurity breach, including a ransomware attack, that compromises the personal information of our guests or team members, either through an attack on our technological systems or those of third-party service providers that we rely on, could result in widespread negative publicity, damage to the reputation of our brands, a loss of consumers, an interruption of our business and legal liabilities.

From time to time we have been, and likely will continue to be, the target of attempted cybersecurity and other security threats, including those common to most industries and those targeting us, due to the confidential and consumer personal information we obtain through our electronic processing of credit and debit card transactions. The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, may take many forms (including phishing, social engineering, denial or degradation of service attacks, malware or ransomware), change frequently and are often not recognized until such attacks are launched or an unauthorized third party has already accessed our information systems for a period of time. A cybersecurity breach or even a perceived security breach or failure to appropriately respond to such a breach could result in litigation or investigations and enforcement from governmental authorities. Security breaches (including ransomware attacks) could also materially and adversely affect our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of our policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

We are subject to a variety of continuously evolving laws and regulations regarding privacy, data security and the protection of personal information at the federal, state, local and foreign levels. For example, Brazil’s General Law for the Protection of Personal Data (“LGPD”) requires companies to meet certain requirements regarding the handling of personal data, including its use, collection, classification, processing, storage, protection, deletion, sharing and transfer of such data. Failure to meet the LGPD requirements could result in penalties of up to 2% of sales revenue or $50 million Brazilian Real, which, based on exchange rates of the date of this filing, is approximately $12 million U.S. dollars. Additionally, the California Consumer Privacy Act of 2018 (“CCPA”), which became effective January 1, 2020, provides a new private right of action to California residents related to data breaches and imposes new disclosure and other requirements on companies with respect to their data collection, use and sharing practices as they relate to California residents. In November 2020, California passed the California Privacy Rights Act of 2020 (also known as Proposition 24), which amended and expanded the CCPA, removed the cure period before which businesses can be penalized and created the California Privacy Protection Agency to enforce the state’s consumer data privacy laws. Following the enactment of the CCPA, in 2021, Virginia enacted the Virginia Consumer Data Protection Act of 2021 (“VCDPA”), and

Colorado enacted the Colorado Privacy Act (“CPA”). We operate locations in California, Colorado and Virginia and collect the personal information of sufficient numbers of residents of those states such that the CCPA, VCDPA and CPA would be applicable to our operations. In addition, several other states are considering enacting similar comprehensive privacy legislation, state laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies. We could be materially and adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies (particularly to the extent such changes would affect the manner in which we store, share, use, disclose, process and protect such data), or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition, results of operations, and prospects. In addition, even if legislation or regulation does not expand in a manner that affects our business directly, changing consumer attitudes or the perception of the use of personal information could also materially and adversely affect our business, financial condition, results of operations and prospects.

Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain and continuously evolving, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies. If our practices are not consistent, or are viewed as not consistent, with changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to fines, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, lawsuits, severe criminal or civil sanction or other penalties. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. If we fail, or are perceived to have failed, to properly respond to security breaches of our or third party’s information technology systems or fail to properly respond to consumer requests under the LGPD, CCPA, VCDPA or CPA, we could experience reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities. A claim or investigation resulting from a cyber or other security threat to our systems and data may have a material adverse effect on our business and the potential of incurring significant remediation costs. As cybersecurity and privacy laws and regulations evolve, we may also incur significant costs for additional technology, third-party services and personnel to maintain and improve our cybersecurity systems and privacy-related procedures. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses and discourage potential users from using our products and services. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

We may have contractual and other legal obligations to notify relevant stakeholders of any security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our guests to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. A security breach could lead to claims by our guests, or other relevant stakeholders that we have failed to comply with such data security obligations and, as a result, we could be subject to legal action or loss of business from affected guests.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, financial condition and results of operations. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Indebtedness

The amount of money that we have borrowed and may in the future borrow could adversely affect our financial condition and operating activities.

As of July 4, 2021, we had $344.2 million aggregate principal amount of outstanding debt, consisting of approximately $311.7 million of Original Term Loans and $32.5 million of Incremental Term Loans under our 2018 Credit Facility. The existing revolving credit commitment under the 2018 Credit Facility is $40.0 million, which was undrawn, except for $4.6 million in letters of credit outstanding, resulting in a total of $35.4 million of available borrowing capacity under the Revolver as of July 4, 2021. In addition, we have the right to borrow up to $8.3 million in additional Incremental Term Loans on or prior to December 31, 2021, subject to the terms and conditions of the 2018 Credit Facility. The Original Term Loans mature on April 5, 2025, the Incremental Term Loans mature on August 11, 2023, and the revolving commitments terminate (and any revolving loans mature) on April 5, 2023. Our 2018 Credit Facility and any other debt incurred in the future, may have important consequences to holders of our common stock, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired;

•	we may use a substantial portion of our cash flow from operations to service our indebtedness, rather than for operations or other purposes;

•	our level of indebtedness could place us at a competitive disadvantage compared to our competitors with proportionately less debt; and

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited.

We intend to apply the net proceeds of this offering to partially prepay amounts outstanding under our 2018 Credit Facility. For the remaining amount of indebtedness under our 2018 Credit Facility, we expect that we will depend primarily upon cash flow from operations to pay interest and other amounts due under our 2018 Credit Facility. Although we intend to refinance our 2018 Credit Facility after this offering, we have not obtained commitments for such refinancing and there are no assurances that we will be able to obtain such commitments on terms acceptable to us or at all.

Our ability to make payments on our indebtedness and access the capital markets depends on our future performance, which will be affected by business, financial, economic and other factors, many of which we cannot control. If we do not have sufficient funds, we may not be able to refinance all or part of our then existing debt, or may be required to sell assets or borrow at higher interest rates than our 2018 Credit Facility. We may not be able to accomplish any of these alternatives on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.

Our 2018 Credit Facility imposes operating and financial restrictions that may impair our ability to respond to changing business and industry conditions.

Our 2018 Credit Facility contains restrictions and covenants that generally limit our ability to, among other things:

•	incur additional indebtedness;

•	make investments and acquisitions;

•	incur liens or use assets as collateral in other transactions;

•	sell assets or merge with or into other companies;

•	pay dividends to, or purchase stock from, our stockholders;

•	enter into transactions with affiliates; and

•	create or permit restrictions on our subsidiaries’ ability to make payments to us.

Our 2018 Credit Facility limits our ability to engage in these types of transactions even if we believed that a specific transaction would contribute to our future growth or improve our results of operations. In addition, if as of the last day of any fiscal quarter the principal amount of revolving loans outstanding under our 2018 Credit Facility exceeds 35% of the total revolving commitments, the 2018 Credit Facility requires us to maintain a Total Net Leverage Ratio (as defined in our 2018 Credit Facility) of no greater than 7.25:1.00, measured over the four-quarter period ending on such date (the “Financial Maintenance Covenant”). As of the date hereof, we were in compliance with our 2018 Credit Facility’s financial covenants. If we breach the Financial Maintenance Covenant, the lenders under our revolving facility would have the right to declare borrowings to be immediately due and payable and terminate the revolving commitments. If the revolving lenders take such measures, our term lenders would also have the right to accelerate the term loans and exercise remedies under the 2018 Credit Facility.

Breach of any of the foregoing provisions or failure to comply with the financial covenant could result in a default under the 2018 Credit Facility, in which case our lenders would have the right to declare borrowings to be immediately due and payable. Our lenders may also accelerate payment of borrowings upon the occurrence of certain change of control events relating to us. If we are unable to repay borrowings when due, whether at maturity or following a default or change of control event, our lenders would have the right to take or sell assets pledged as collateral to secure the indebtedness. Any such actions taken by our lenders or other creditors would have a material adverse effect on our business and financial condition.

In the event the applicable lenders or agents accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. If we were unable to repay or otherwise refinance these borrowings and loans when due, the applicable lenders or agents could proceed against the collateral granted to them to secure that indebtedness, which could cause us into bankruptcy or liquidation. Any acceleration of amounts due under the agreements governing our 2018 Credit Facility or future debt agreement or the exercise by the applicable lenders or agents of their rights under the security documents would likely have a material adverse effect on our business and operations. In addition, holders of our common stock may not receive any recovery in any such bankruptcy or liquidation proceedings.

We cannot assure you that we will be able to refinance indebtedness incurred under the 2018 Credit Facility.

The 2018 Credit Facility has maturity dates of August 11, 2023 (for the Incremental Term Loan), April 5, 2023 (for the Revolver) and April 5, 2025 (for the Original Term Loan). Although we intend to refinance our 2018 Credit Facility after this offering, we have not obtained commitments for such refinancing and there are no assurances that we will be able to obtain such commitments on terms acceptable to us or at all. The performance of our business, general economic conditions and other risks described in this section may materially affect our ability to obtain new debt financing. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flows from operations to pay the principal and interest of our indebtedness. We cannot assure you that we will be able to generate cash flows in amounts that are sufficient for these purposes. If we are not able to satisfy our debt service obligations with our cash flows from operations, we may have to sell our assets. If we are unable to meet our debt obligations for any reason, our lenders could declare their debt, together with accrued interest and fees, to be immediately due and payable, which could result in the acceleration of other indebtedness that we may have at such time.

General Risk Factors

We face significant competition from other restaurant companies, which could adversely affect our business and financial performance and make it difficult to expand in new and existing markets.

We must compete successfully with other restaurant companies in existing or new markets in order to maintain and enhance our overall financial performance. The restaurant industry in the U.S. and international markets in which we operate is highly competitive in terms of price, quality of service, restaurant location, atmosphere, and type and quality of food. We compete with restaurant chains and independently owned restaurants (including, among others, churrascaria operators) for guests, restaurant locations and experienced management and staff. Some of our competitors have greater financial and other resources, have been in business for a longer period of time, have greater name recognition and are more established in the markets where we currently operate and where we plan to open new restaurants. Any inability to compete successfully with other restaurant companies may harm our ability to maintain or increase our revenue, force us to close one or more of our restaurants or limit our ability to expand our restaurant base. Restaurant closings would reduce our revenue and could subject us to significant costs, including severance payments to team members, write-downs of leasehold improvements, equipment, furniture and fixtures, and legal expenses. In addition, we could remain liable for remaining future lease obligations for any terminated restaurant locations.

Churrascaria operators and other competitors in the steakhouse sector of our industry have continued to open restaurants in recent years. If we overestimate demand for our restaurants or underestimate the popularity of competing restaurants, we may be unable to realize anticipated revenue from existing or new restaurants. Similarly, if any of our competitors opens additional restaurants in existing or targeted markets, we may realize lower than expected revenue from our restaurants. Any decrease in the number of restaurant guests for any of our existing or new restaurants due to competition could reduce our revenue and adversely affect our business and financial performance, which could cause the market price of our common stock to decline.

Our future success depends upon the continued appeal of our restaurant concept and we are vulnerable to changes to consumer preferences.

Our success depends, in considerable part, on the popularity of our menu offerings and the overall dining experience provided to guests by our restaurants. Any shift in consumer preferences away from our restaurant concept could negatively affect our financial performance. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. Our sales could be impacted by shifts in consumer preferences arising from dietary concerns relating to calories, sodium or carbohydrates. Shifts in consumer preferences away from the kinds of food we offer, particularly beef and other meats, whether because of environmental or sustainability concerns, dietary or other health concerns or otherwise, would make our restaurants less appealing to consumers. There can be no assurance that consumers will continue to regard churrasco-inspired food favorably or that we will be able to develop new products that appeal to consumer preferences. Guest preferences may also be affected by a decline in the price of groceries which may increase the attractiveness of dining at home versus dining out. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure by us to anticipate and respond to changing guest preferences could make our restaurants less appealing and adversely affect our business.

Changes to estimates related to our property, fixtures and equipment, goodwill or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. In the absence of extraordinary events, individual restaurants are excluded in our impairment analysis until they have been open for 36 months. An initial three-year operating plan is developed for each new restaurant and we remain committed to that plan barring unforeseen circumstances. For example, in Fiscal 2019, we recorded an impairment of the fixed assets of our Barra, Brazil restaurant, in the amount of $0.4 million due to a continuous decline in its financial performance and weak forecasts for future performance for that location.

Additionally, we test our reporting units for impairment of goodwill annually. We compare the fair value of the reporting unit, estimated using a combination of methodologies, to its carrying amount and, if the carrying amount of a reporting unit’s goodwill exceeds its fair value, we would measure the impairment loss. For example, in Fiscal 2020, we recorded an impairment charge of $10.2 million for our Brazil operations as the carrying value of the reporting unit exceeded its fair value. The projections of future cash flows, and application of other methodologies, used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, our reported operating results would be adversely affected.

Loss of key management personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success will continue to depend, to a significant extent, on our leadership team and other key management personnel. If we are unable to attract and retain sufficiently experienced and capable management personnel, our business and financial results may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully attract and retain our leadership team and other key management personnel that we need. We also do not maintain any key man life insurance policies for any of our team members.

Our current insurance policies may not provide adequate levels of coverage against all claims, and we may incur losses that are not covered by our insurance.

We maintain insurance coverage for a significant portion of our risks and associated liabilities with respect to general liability, property and casualty liability, liquor liability, employer’s liability and other insurable risks. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, insurance covering liability for violations of wage and hour laws has not generally been available. We also self-insure for workers’ compensation and health benefits under plans with high deductibles. Losses for such uninsured claims, if they occur, could have a material adverse effect on our business and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 3, 2021, we had gross federal and state net operating loss carryforwards of $64,867 and $40,989, respectively, and federal general business credits of $22,374. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” its ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We experienced an ownership change in the past and may experience ownership changes in the future as a result of future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income may be subject to significant limitations. A portion of the state net operating losses and general business credit carryforwards are subject to limitations under Sections 382 and 383, but due to the accumulation of annual losses, as of January 3, 2021, the attributes are no longer subject to limitation. The federal net operating loss carryforwards and certain conforming state jurisdictions have unlimited net operating loss carryforward periods. For state jurisdictions that do not conform to the unlimited net operating loss carryforward period, the net operating loss carryforwards begin to expire in 2027, with carryforward periods ranging from 5 to 20 years. The general business credit carryforwards will begin to expire in 2032 - 2040.

Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure

The Rhône Funds have a substantial ownership interest in our common stock. Conflicts of interest may arise because some of our directors are principals of Rhône.

After giving effect to this offering, we expect that the Rhône Funds will beneficially own approximately     % of our outstanding common stock. As a consequence, Rhône is able to control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of Rhône may not always coincide with our interests or the interests of our other stockholders.

Rhône could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of Rhône and the interests of our stockholders, these directors may not be disinterested. The representatives of Rhône on our Board of Directors, by the terms of our amended and restated certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors.

Rhône may have conflicts of interest with other stockholders in the future.

Rhône may exert significant influence over, and could control, matters requiring stockholder approval, including the election of directors and approval of major corporate transactions. In addition, this concentration of ownership may delay or prevent a change of control of our company and make some transactions more difficult or impossible without the support of Rhône.

The interests of Rhône may not always be consistent with the interests of our company or of other stockholders. Accordingly, Rhône could cause us to enter into transactions or agreements of which holders of our common stock would not approve or make decisions with which such holders would disagree.

Rhône is in the business of making investments in companies and could from time to time acquire and hold interests in businesses that compete with us. Rhône may also pursue acquisition opportunities that may be complementary to our business, and as a result, desirable acquisitions may not be available to us.

An active market for our common stock may not develop, which could make it difficult for you to sell your shares at or above the initial public offering price.

Prior to this offering, there is no public market for shares of our capital stock. We have applied to list our common stock on NYSE under the symbol                . However, we cannot assure you that an active public trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be active or sustained. Accordingly, we cannot assure you as to the liquidity of any such market, your ability to sell your shares of common stock or the prices that you may obtain upon sale of your shares. As a result, you could lose all or part of your investment in our common shares.

We are a “controlled company” within the meaning of NYSE rules and, as a result, are exempt from certain corporate governance requirements.

Upon completion of this offering, the Rhône Funds will continue to hold capital stock representing a majority of our outstanding voting power. So long as the Rhône Funds maintain holdings of more than 50% of the voting power of our capital stock, we will be a “controlled company” within the meaning of NYSE corporate governance standards. Under these standards, a company need not comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under NYSE rules;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

If we are eligible to do so following this offering, we intend to utilize these exemptions. As a result, we would not have a majority of independent directors on our board of directors and our compensation committee and nominating and corporate governance committee would not consist entirely of independent directors and will not be subject to annual performance evaluations. If we are no longer eligible to rely on the controlled company exception, we will comply with all applicable NYSE corporate governance requirements, but we will be able to rely on phase-in periods for certain of these requirements in accordance with NYSE rules. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all NYSE corporate governance requirements.

The market price of our common stock may decline, and you could lose all or a significant part of your investment.

The initial public offering price for our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of market prices after this offering. The market price of, and trading volume for, our common stock may be influenced by many factors, some of which are beyond our control, including, among others, the following:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	initiatives undertaken by our competitors, including, for example, the opening of restaurants in our existing markets;

•	actual or anticipated fluctuations in our or our competitors’ results of operations, and our and our competitors’ growth rates;

•	the failure of securities analysts to cover our common stock, or changes in estimates by analysts who cover us and competitors in our industry;

•	recruitment or departure of key personnel;

•	adoption or modification of laws, regulations, policies, procedures or programs applicable to our business or announcements relating to these matters;

•	any increased indebtedness we may incur in the future;

•	actions by stockholders;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships;

•	capital commitments;

•	the expiration of lock-up agreements entered into by our existing stockhold+ers in connection with our initial public offering;

•	economic conditions;

•	geopolitical incidents; and

•	investor perceptions of us, our competitors and our industry.

As a result of these and other factors, our stockholders may experience a decrease, which could be substantial, in the value of their shares of our common stock, including decreases unrelated to our financial performance or prospects.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, stockholders may be unable to resell shares of our common stock at or above their purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future.

Certain broad market and industry factors may materially decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of our common stock could cause the market price of such shares to fall.

If our existing stockholders sell substantial amounts of our common stock, the market price of our common stock could decrease significantly. The perception in the public market that major stockholders might sell substantial amounts of our common stock could also depress the market price of our common stock. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Immediately after completion of this offering, we will have                 shares of common stock outstanding, including shares that will be beneficially owned by the Rhône Funds. In general, the common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, under lock-up agreements entered into by us, our officers, directors and holders of all or substantially all our outstanding common stock in connection with this offering, the remaining shares of our common stock outstanding immediately after this offering will become eligible for sale in the public markets from time to time, subject to Securities Act restrictions, following expiration of an 180-day lock-up period.

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock subject to the lock-up agreements for sale in the public and private markets prior to expiration of the 180-day lock-up period. The market price for our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or if those restrictions on resale are waived. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Purchasers of common stock in this offering will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, the value of those shares based on our book value will immediately be less than the price you paid. This reduction in the value of your shares is known as dilution. Dilution occurs mainly because our earlier investors paid substantially less than the initial public offering price when they acquired their shares of our capital stock. If you purchase shares in this offering, you will incur immediate dilution of $                in the net tangible book value per share. In addition, if we raise funds through equity offerings in the future, the newly issued shares will further dilute your percentage ownership interest in our company.

The market price of our common stock could decline if securities or industry analysts do not publish research or reports about our company or if they downgrade us or other restaurant companies in our industry.

The market price of our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not influence or control the reporting of these analysts. In addition, if no analysts provide coverage of our company or if one or more of the analysts who do cover us downgrade shares of our company or other companies in our industry, the market price of our common stock could be negatively impacted. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which could, in turn, cause the market price of our common stock to decline.

Future offerings of equity by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Opening new restaurants in existing and new markets could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for new restaurants through a combination of additional issuances of equity, corporate indebtedness and cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

Our amended and restated bylaws designate a state or federal court located within the state of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other team members.

Our amended and restated bylaws provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, a state or federal court located within the state of Delaware will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other team members to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Delaware court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other team members, which may discourage such lawsuits against us and our directors, officers and team members. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We do not intend to pay cash dividends for the foreseeable future.

We intend to retain all of our earnings for the foreseeable future to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends to holders of our capital stock for the foreseeable future. Any future determination regarding the payment of any dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, liquidity, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

Our future capital requirements are uncertain, and we may have difficulty raising money in the future on acceptable terms, if at all.

Our capital requirements depend on many factors, including the amounts required to open new restaurants and to service our indebtedness. To the extent that our capital resources are insufficient to meet these requirements, we may need to raise additional funds through financings or curtail our growth, reduce our costs and expenses, or sell certain of our assets. Any additional equity offerings or debt financings may be on terms that are not favorable to us. Equity offerings could result in dilution to our stockholders, and equity or debt securities issued in the future may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Our amended and restated certificate of incorporation and bylaws include provisions that:

•

permit us to issue preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	restrict the ability of stockholders to act by written consent or to call special meetings;

•	require the affirmative vote of 66 2/3% of the outstanding shares entitled to vote to approve certain transactions or to amend certain provisions of our certificate of incorporation or bylaws;

•	limit the ability of stockholders to amend our certificate of incorporation and bylaws;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals;

•	establish a classified board of directors with staggered three-year terms;

•	provide that our amended and restated bylaws can be amended by the board of directors; provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies in our board of directors may, except as otherwise required, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

•

contain advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquiror may offer a premium price for our common stock.

Our equity incentive plans also permit vesting of stock options and restricted stock, and payments to be made to the team members thereunder, in connection with a change of control of our company, which could discourage, delay or prevent a merger or acquisition at a premium price. In addition, our 2018 Credit Facility includes and other debt incurred by us in the future may include, provisions entitling the lenders to demand immediate repayment of borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their option to purchase additional shares in full, we will have an aggregate of                  shares of common stock authorized but unissued and not reserved for issuance under our incentive plans (including                 shares of our common stock issuable upon the exercise of stock options we expect to grant to team members upon the closing of this offering at an exercise price per share equal to the initial public offering price). We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, the Rhône Funds and other holders of our common stock that do not receive such shares in this offering will, subject to certain exceptions, be subject to certain resale restrictions with respect to our common stock or any securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days from the date of this prospectus. See “Certain Relationships and Related Party Transactions” and “Underwriting (Conflicts of Interest)”. The representatives for the underwriters, at any time and without notice, may upon request release all or any portion of the shares of common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then such shares will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

Our costs could increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company and particularly after we cease to be an “emerging growth company” (to the extent that we take advantage of certain exceptions from reporting requirements that are available under the JOBS Act as an emerging growth company), we could incur significant legal, accounting and other expenses not presently incurred. In addition, Sarbanes-Oxley, as well as rules promulgated by the SEC and the NYSE, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

Sarbanes-Oxley, as well as rules and regulations subsequently implemented by the SEC and the NYSE, have imposed increased disclosure and enhanced corporate governance practices for public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards are likely to result in increased expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We may not be successful in implementing these requirements and implementing them could adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our financial results on a timely and accurate basis could be impaired.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws to be adopted in connection with this offering will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also permit us to purchase insurance on behalf of any officer, director, team member or other agent for any liability arising out of that person’s actions as our officer, director, team member or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

In addition, our amended and restated certificate of incorporation to be adopted in connection with this offering will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by our directors’ and officers’ liability insurance or the coverage limitation amounts may be exceeded. As a result, any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We are an “emerging growth company” and comply with reduced reporting requirements applicable to emerging growth companies.

We are an emerging growth company, as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if we begin to comply with the greater obligations of public companies that are not emerging growth companies, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future. We cannot predict whether our common stock is less attractive if we choose to rely on these exemptions. If our common stock is less attractive as a result of our reliance on the available exemptions, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an emerging growth company.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our results of operations, financial condition or business.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

As an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may also delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, as permitted by the JOBS Act.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an emerging growth company as defined in the JOBS Act.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Certain members of our management team have limited recent experience managing a public company, and our current resources may not be sufficient to fulfill our public company obligations.

As a public company, we are subject to various regulatory requirements, including those of the SEC. These requirements relate to, among other matters, record keeping, financial reporting and corporate governance. Certain members of our management team have limited recent experience in managing a public company, and our internal infrastructure may not be adequate to support our increased regulatory obligations. Further, we may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome our lack of experience. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

As a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of internal control may adversely affect investor confidence in our company and, as a result, the value of our common shares.

The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with our fiscal year ended on January 1, 2017, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Section 404 of Sarbanes-Oxley also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to utilize the provision exempting us from the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or other deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or other deficiency in our internal control over financial reporting once that firm begins its Section 404 audits of internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “seeks,” “intends,” “targets” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that our assumptions are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•

the severity, extent and duration of the COVID-19 pandemic, its impacts on our business and results of operations, financial condition and liquidity, including any adverse impact on our stock price and on the other factors listed below, and the responses of federal, state, local and foreign governments to the pandemic;

•	changes in general economic or market conditions in the United States and in international markets in which we operate, including Brazil, Mexico and the Middle East;

•	increased competition in our industry;

•	our ability to manage operations at our current size or manage growth effectively;

•	our ability to locate suitable locations to open new restaurants and to attract guests to our restaurants;

•	the fact that we will rely on our operating subsidiaries to provide us with distributions to fund our operating activities, which could be limited by law, regulation or otherwise;

•	our ability to continually innovate and provide our consumers with innovative dining experiences;

•	the ability of our suppliers to deliver meat and other proteins and food items in a timely or cost-effective manner;

•	our lack of long-term supplier contracts, our concentration of suppliers and distributors and potential increases in the price of meat and other proteins and food items;

•	our ability to successfully expand in the United States and in international markets;

•	risk associated with our international operations, presently in Brazil, Mexico and the Middle East, and any other future international operations;

•	our ability to raise money and maintain sufficient levels of cash flow;

•	conflicts of interest with Rhône;

•

the fact that upon listing of our common stock, we will be considered a “controlled company” and exempt from certain corporate governance rules primarily relating to board independence, and we intend to use some or all of these exemptions;

•	our ability to effectively market and maintain a positive brand image;

•	changes in, noncompliance with or liabilities under laws and regulations, including climate change and environmental and sustainability matters;

•	our ability to attract and maintain the services of our senior management and key team members;

•	the availability and effective operation of management information systems and other technology;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights;

•	our ability to protect our information technology systems from interruption or security breach, including cybersecurity threats, and to protect consumer data and personal team member information;

•	changes in consumer preferences or changes in demand for upscale dining experiences;

•	our ability to accurately anticipate and respond to seasonal or quarterly fluctuations in our operating results;

•	our ability to maintain effective internal controls or the identification of additional material weaknesses;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	changes in accounting standards; and

•	other risks described in the “Risk Factors” section of this prospectus.

Although we believe that the assumptions inherent in the forward-looking statements contained in this prospectus are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. Except as required by applicable securities law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $        million, or $        million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $        per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to partially repay indebtedness outstanding under our 2018 Credit Facility.

Affiliates of                  , that are affiliates of our underwriters in this offering, are lenders under our 2018 Credit Facility and will be repaid with a portion of the proceeds of this offering. Because affiliates of                  are lenders under our 2018 Credit Facility and each will receive 5% or more of the net proceeds of this offering,                 are each deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business or to repay indebtedness.

Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, restrictions imposed by our current and future financing arrangements and such other factors as our board of directors deems relevant. The terms of our 2018 Credit Facility also restrict the ability of our subsidiary, Fogo de Chão, Inc., to make distributions to us, which in turn restricts our ability to pay dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—2018 Credit Facility.”

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure—We do not intend to pay cash dividends for the foreseeable future.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of July 4, 2021. Our capitalization is presented:

•	on an actual basis; and

•

on a pro forma basis, reflecting (i) the sale by us of                shares of our common stock in this offering at the assumed initial public offering price of $        per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting estimated offering expenses and estimated underwriting discounts and commissions payable by us, and (ii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the information below with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

As of July 4, 2021
	Actual		Pro Forma (1)
(dollars in thousands)
Cash and cash equivalents	$		$

Debt:
Revolving line of credit under 2018 Credit Facility		$—		$—
Term Loans under 2018 Credit Facility
Woodforest Bank Loan
Total debt, including current portion (2)

Equity:
Shareholders’ equity
Preferred stock, $0.01 par value; no shares authorized, actual; shares authorized, none issued and outstanding pro forma		—		—
Common stock, $0.01 value; shares authorized, issued and outstanding, actual; authorized, issued and outstanding, pro forma
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive loss

Total shareholders’ equity
Total equity

Total capitalization	$		$

(1)

A $1.00 increase or decrease in the assumed public offering price of $        per share of common stock, the midpoint of the price range on the cover of this prospectus, would increase or decrease, respectively, each of additional paid-in capital, total shareholders’ equity and total capitalization by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

As of July 4, 2021, total debt was comprised of: (i) our $ 40.0 million revolving line of credit, of which $4.6 million was utilized through outstanding letters of credit, (ii) $311.7 million of Original Term Loan under our 2018 Credit Facility, (iii) $32.5 million Incremental Term Loan under our 2018 Credit Facility and (iii) $11.2 million of available capacity under our Woodforest Bank Loan. As of July 4, 2021, the total amount available to be borrowed under our Revolver was approximately $35.4 million, we had access to $8.3 million of the Delayed Draw Term Loan, none of which was borrowed at such date, and we had access to $11.2 million of the Woodforest Bank Loan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of July 4, 2021 was approximately $        million, or approximately $        per share. Historical net tangible book value per share is determined by dividing the amount of our net tangible book value, or total tangible assets less total liabilities, as of July 4, 2021 by the number of shares of our common stock outstanding as of July 4, 2021.

Dilution to new investors represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to (i) the sale by us of                shares of our common stock in this offering at the assumed initial public offering price of $        per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting estimated offering expenses and estimated underwriting discounts and commissions payable by us, and (ii) the application of the net proceeds from this offering as set forth under “Use of Proceeds,” our pro forma net tangible book value as of July 4, 2021 would have been $        million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $        per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of July 4, 2021	$
Increase in historical net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price of $        per share of common stock, the midpoint of the price range on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value after this offering by $        million, our pro forma net tangible book value per share after this offering by $        per share of common stock, and the dilution in pro forma net tangible book value to new investors in this offering by $        per share of common stock, assuming the number of shares on the cover of this prospectus remains the same.

If the underwriters’ option to purchase additional shares is fully exercised, the pro forma net tangible book value per share after this offering as of July 4, 2021, would be approximately $        per share and the dilution to new investors per share after this offering would be $        per share.

The following table sets forth, on a pro forma basis as of July 4, 2021, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $        per share of common stock, the midpoint of the price

range on the cover of this prospectus and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
(dollars in thousands)	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$

Total		%	$	%

A $1.00 increase (decrease) in the assumed public offering price of $        per share of common stock, the midpoint of the price range on the cover of this prospectus, would increase (decrease) total consideration paid by new investors by approximately $        million, and increase (decrease) the percent of total consideration paid by all new investors by    % (assuming the number of shares on the cover of this prospectus remains the same).

Upon completion of this offering, our existing stockholders will own        %, and new investors will own        % of the total number of shares of common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own        %, and new investors would own        %, of the total number of shares of common stock outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Summary Consolidated Financial and Other Information” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations and intentions described in the “Cautionary Note Regarding Forward-Looking Statements” section and included elsewhere in this prospectus. Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section and included elsewhere in this prospectus.

In this section and other parts of this prospectus, we refer to certain measures used for financial and operational decision making and as a means to evaluate period-to-period comparisons. We also may refer to a number of financial measures that are not defined under generally accepted accounting principles in the United States of America (“GAAP”), but have corresponding GAAP-based measures. Where non-GAAP measures appear, we provide tables reconciling these non-GAAP measures to their corresponding GAAP-based measures and make reference to a discussion of their use. We believe these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

We operate on a 52- or 53-week fiscal year that ends on the Sunday that is closest to December 31 of that year. Each fiscal year generally comprises four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. References to Fiscal 2020 relate to our 53-week fiscal year ended January 3, 2021. References to Fiscal 2019 relate to our 52-week fiscal year ended December 29, 2019. There are 52 weeks in the current fiscal year ending January 1, 2022.

Overview

We are Fogo de Chão (fogo-dee-shoun), an internationally-renowned, high-growth and high-margin restaurant brand. For more than 40 years, we have been known for creating lively and memorable experiences for our guests and serving high-quality cuisine at an approachable price point, all inspired by Brazilian family-style dining. Our menu is fresh, unique and innovative, and is centered on premium cuts of grilled meats, each expertly butchered and simply seasoned, utilizing the centuries-old cooking technique of churrasco, and carved tableside by our gaucho chefs. Fogo’s guests are invited to partake in The Full Churrasco Experience, which allows them to enjoy as many of our high-quality meats and Market Table offerings as they desire at an accessible fixed price.

Growth Strategies and Outlook

Our growth is based on the following strategies:

•	Grow our restaurant base in the U.S. and abroad;

•	Continue to grow our traffic and comparable restaurant sales; and

•	Improve margins by leveraging our infrastructure and investments in human capital.

We are in the early stages of our growth with our 57 current restaurants, of which 45 are in the United States. We believe our concept has proven portability, with consistently strong AUVs and cash-on-cash returns across a diverse range of geographic regions, and real estate settings. Based on internal analysis and a study prepared by eSite, we believe there exists long-term potential for over 300 total sites in the United States. We also believe there is potential for an additional 250 restaurants internationally, which we intend to pursue through our international franchise strategy, with further upside from the opportunity to expand into airports and other non-traditional sites. While new restaurants are expected to be a key driver of our growth, and we aim to accelerate our expansion plans, we believe positive same store sales growth and margin expansion through leveraging our infrastructure will also contribute to future growth.

Highlights and Trends

Restaurant Development

Restaurant openings reflect the number of new restaurants opened during a particular reporting period. On April 6, 2021, we opened our new location in White Plains, New York, and plan to open 6 new restaurants in 2021. In 2022 and 2023, we plan to open 8-10 company-owned and 2-4 international franchise restaurants per year, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model. We believe our strategy to pursue growth internationally, primarily through franchise agreements, allows us to expand our brand with limited capital investment.

On December 14, 2020, the Company sold its partnership interest in its restaurants in Mexico and signed a new franchise development agreement for nine locations in Mexico. Four of the nine locations are currently operating under the new franchise agreements.

On March 19, 2021, the Company sold its partnership interest in its restaurants in the Middle East and signed a new franchise development agreement for eight locations in the Middle East. Two of the eight locations are currently operating under the new franchise agreements.

	Fiscal Period Ended	Fiscal Years Ended
	July 4, 2021	January 3, 2021	December 29, 2019
Restaurant Activity
Beginning of Period	55	57	52
Company-operated	49	51	48
Franchised (a)	6	6	4
Openings (b)	1	1	5
Closings (c)	—	(3)	—

Restaurants at the end of period	56	55	57
Company-operated	50	49	51
Franchised	6	6	6

(a)

The Company converted its international joint ventures in the Middle East and Mexico to franchises on March 19, 2021 and December 14, 2020, respectively, prior to which time such restaurants operated as joint ventures.

(b)	Subsequent to July 4, 2021, the Company opened an additional restaurant in Albuquerque, New Mexico.
(c)

The leases for two restaurants in Rio Barra and Santo Amaro Brazil expired in 2020 and were not renewed. The restaurants were fully impaired as of December 30, 2018 and the third quarter of Fiscal 2020, respectively.

Key Events

COVID-19 Impact

In March 2020, the spread of a novel strain of coronavirus (“COVID-19”) caused a global pandemic. The spread of COVID-19 resulted in a significant reduction in sales at our restaurants due to changes in consumer behavior as well as social distancing practices, dining room closures and other restrictions that have been mandated or encouraged by federal, state, and local governments. The Company temporarily ceased to operate the dine-in portion of its business in the U.S. and Brazil in mid-March. We gradually began to re-open restaurants beginning in May 2020 with limited capacity.

All 45 company-owned U.S. restaurants are open, as well as our six restaurants in Brazil as of the date of this prospectus. Our financial performance in the twenty-six week period ended July 4, 2021 was significantly ahead of what we experienced in the comparable period of 2019 prior to the onset of the pandemic. The U.S. is expected to recover in the second half of 2021 as vaccination rates continue to increase, subject to the impact of ongoing waves of virus transmission. Brazil’s economic recovery is expected to be slower in 2021 as vaccination rates lag the U.S.

Commodity Pricing

Commodity pricing inflation can significantly affect the profitability of our restaurant operations. While the Company has experienced inflation in the cost of proteins, we have focused on culinary and cost management initiatives to minimize the financial impact. Our simple fixed price menu provides us to some extent the flexibility to cope with food inflation by adjusting the protein mix.

Labor Cost Inflation

Labor cost inflation can significantly affect the profitability of our restaurant operations. Many of our restaurant team members are paid hourly rates subject to federal, state or local minimum wage requirements. Numerous state and local governments have their own minimum wage and other regulatory requirements for employees that are generally greater than the federal minimum wage and are subject to annual increases based on changes in local consumer price indices. Although the Company has experienced general labor cost inflation, we have focused on productivity and cost management initiatives to minimize the financial impact, and we believe that the fact that our labor cost model is meaningfully advantaged relative to our peers bolsters our competitive position in an inflationary labor cost environment.

Performance Indicators

We consider a variety of performance and financial measures in assessing the performance of our business. The key measures we use for determining how our business is performing are new restaurant openings, same store sales, average unit volumes, traffic, restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin. Restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See page 77 for a discussion of non-GAAP financial measures.

	26 Week Period Ended				Fiscal Year Ended
	July 4, 2021		June 28, 2020		January 3, 2021	December 29, 2019
New Restaurant Openings
Company-operated		1		—	—	3
Franchised		—		—	1	2
Total net new restaurant openings		1		—	1	5
Average unit volume (AUV) ($ in millions)	[$	6.8 ]	[$	5.7 ]	$4.3	$7.7
Same store sales		136.6%		(48.9%)	(41.9%)	2.6%
Traffic (guest counts)		109.1%		(48.3%)	(43.4%)	0.3%
Restaurant contribution ($ in thousands)		$54,994		$1,895	$20,108	$98,230
Restaurant contribution margin		29.1%		2.1%	9.8%	28.1%
Adjusted EBITDA ($ in thousands)		$38,216		$(11,031)	$(6,638)	$67,572
Adjusted EBITA margin		20.2%		(12.5)%	(3.2%)	19.3%

New Restaurant Openings

Our ability to successfully open new restaurants and expand our restaurant base is critical to adding revenue capacity to meet our goals for growth. Before a new restaurant opens, we incur pre-opening costs, as described below. New restaurants often open with an initial start-up period of sales variability, which stabilizes within three years. New restaurants typically experience normal inefficiencies in the form of higher food, labor and other direct operating expenses and, as a result, restaurant contribution margins are generally lower during the start-up period of operation and, in our experience stabilize in the initial 12 months after opening. Ultimately, the typical timeline for our restaurants to reach fully-stabilized levels of performance as revenues increase is approximately three years from opening. To achieve our goal to successfully open new restaurants, we consider a number of factors including macro and micro economic conditions, availability of appropriate locations, competition in local markets, and the availability of teams to manage new locations. Our ability to successfully open new restaurants is dependent upon a number of factors, many of which are beyond our control, including:

•	finding and securing quality locations on acceptable financial terms;

•	complying with applicable zoning, land use, environmental, health and safety and other governmental rules and regulations (including interpretations of such rules and regulations);

•	obtaining, for an acceptable cost, required permits and approvals;

•	having adequate cash flow and financing for construction, opening and operating costs;

•	controlling construction and equipment costs for new restaurants;

•	weather, climate change, natural disasters and disasters beyond our control resulting in delays;

•	hiring, training and retaining management and other team members necessary to meet staffing needs; and

•	successfully promoting new restaurants and competing in the markets in which these are located.

Same Store Sales

We consider a restaurant to be comparable during the first full fiscal quarter following 18 full months of operation. We adjust the sales included in the same store sales calculation for restaurant closures, primarily as a result of remodels, so that the periods will be comparable. Changes in same store sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales reflect changes in guest count trends as well as changes in average check per person, as described below. This measure highlights performance of existing restaurants, as the impact of new restaurant openings is excluded. The Company uses a 52/53-week fiscal year convention. For fiscal years following a 53-week year the Company calculates same store sales using the most comparable calendar weeks to the current reporting period.

Average Unit Volumes

We measure average unit volumes, or AUVs, of company-owned restaurants on an annual (52-week) basis. In fiscal years with 53 weeks, we exclude the 53rd week from the AUV calculation for consistency purposes. AUVs consist of the average sales of all restaurants that have been open for a trailing 52-week period or longer. We adjust the sales included in AUV calculations for restaurant closures. This measurement allows us to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

Traffic

Guest counts are measured by the number of entrées ordered at our restaurants over a given time period. Examples of our entrées include our The Full Churrasco Experience, à la carte seafood items, and Gaucho Lunch, and select Bar Fogo items.

Factors Affecting the Comparability of our Operating Results

52- vs. 53- Week Fiscal Year

Fiscal 2019 contained 52 weeks whereas Fiscal 2020 contained 53 weeks, and Fiscal 2021, which ends on January 1, 2022, will contain 52 weeks. We estimate the 53rd week in Fiscal 2020 contributed approximately $5.5 million of incremental revenue, as compared to Fiscal 2019. While certain expenses that were directly related to the incremental revenue increased, other expenses, such as fixed costs, were incurred on a calendar basis.

2018 Credit Facility

In April 2018, in connection with the Rhône Acquisition, our subsidiaries entered into the 2018 Credit Agreement that provides for (i) senior secured term loans in an aggregate principal amount of $325.0 million (“Original Term Loan”) and (ii) senior secured revolving credit commitments in an aggregate principal amount of $40.0 million (“Revolver”). The Original Term Loan matures on April 5, 2025, and the Revolver matures on April 5, 2023.

In March 2020, the Company borrowed $35.1 million under the Revolver to ensure that adequate cash was available to offset the impact of the COVID-19 pandemic on its business and cash flow; this was repaid in October 2020. In the third quarter of 2020, the Company borrowed an additional $32.5 million as an Incremental Term Loan under its 2018 Credit Facility. There is also an additional $8.3 million of the delayed draw incremental term loans available (“Delayed Draw Term Loan”), which will expire in December 2021 if not drawn or if not cancelled prior to this date. The Incremental Term Loan matures in three years from the closing date of August 11, 2020, while the Delayed Draw Term Loan maturity, if drawn, is co-terminus with the Original Term Loan.

As of July 4, 2021, the Company had seven letters of credit outstanding for a total of $4.6 million. The Company had access to available borrowing capacity comprised of $35.4 million under the Revolver and $8.3 million of the Delayed Draw Term Loan.

Woodforest Bank Loan

On November 16, 2020, we entered into and drew down a mortgage loan for $11.2 million with Woodforest National Bank (the “Woodforest Bank Loan”) and provided a lien on two owned real estate assets as security. This loan matures on December 15, 2025. We repaid the loan on July 2, 2021. The loan is revolving and the full $11.2 million of the loan is available for draw down until January 2024.

Significant Components of Our Results of Operations

Revenue

Revenue primarily consists of food and beverage sales, and complimentary meals. Revenue is recognized when food and beverage products are sold at our restaurants net of any discounts. Revenue in a given period is directly influenced by the number of operating weeks in such period, the number of restaurants we operate and same store sales growth. Proceeds from the sale of gift cards that do not have expiration dates are recorded as deferred revenue at the time of the sale and recognized as revenue when the gift card is redeemed by the holder. The portion of gift cards sold which are never redeemed is commonly referred to as gift card breakage. Estimated gift card breakage is recorded as revenue and recognized in proportion to the Company’s historical redemption pattern, unless there is a legal obligation to remit the unredeemed gift cards to government authorities.

Food and Beverage Costs

Food and beverage costs include the direct costs associated with food, beverage and distribution of our menu items. We monitor and measure food and beverage costs by tracking the cost as a percentage of revenue. Food and beverage costs as a percentage of revenue are generally influenced by the cost of food and beverage items, distribution costs, import taxes and sales mix. These components are variable in nature, increase with revenue, are subject to increases or decreases based on fluctuations in commodity costs, including beef, lamb, pork, chicken and seafood prices, and depend in part on the specific mix of proteins we offer guests and controls we have in place to manage costs at our restaurants.

Compensation and Benefit Costs

Compensation and benefit costs comprise restaurant and regional management salaries and bonuses, hourly staff payroll and other payroll-related expenses, including bonus expenses, any long-term incentive plan, vacation pay, payroll taxes, fringe benefits and health insurance expenses and are monitored and measured by tracking hourly and total labor as a percentage of revenue and on a per-100-guests basis.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses comprise all occupancy costs, consisting of both fixed and variable portions of rent, common area maintenance charges, utility costs, credit card fees, real estate property and other related taxes and other related restaurant supply and occupancy costs, but exclude depreciation and amortization expense, and are monitored and measured by tracking occupancy and other operating expenses as a percentage of revenue.

Marketing and Advertising Costs

Marketing and advertising costs include all media, production and related costs for both local restaurant advertising and national marketing. We monitor and measure the efficiency of our marketing and advertising expenditures by tracking these costs as a percentage of total revenue.

General and Administrative Costs

General and administrative costs are comprised of costs related to certain corporate and administrative functions that support development and restaurant operations. These expenses are generally fixed and reflect management, supervisory and team member salaries, benefits and bonuses, share-based compensation, travel expense, information systems, training, corporate rent, technology, market research, and professional and consulting fees, including fees related to the implementation of, and compliance with, Section 404 of the Sarbanes-Oxley Act. We monitor and measure general and administrative costs by tracking general and administrative costs as a percentage of revenue and as a ratio to total restaurant count.

Pre-opening Costs

Pre-opening costs are costs incurred prior to, and directly associated with, opening a restaurant, and primarily consist of restaurant manager salaries, relocation costs, recruiting expenses, team member payroll and related training costs for new team members, including rehearsal of service activities, as well as straight-line lease costs incurred prior to opening, in each case specific to a new restaurant. In addition, pre-opening costs include media and public relations costs incurred prior to opening. We typically start incurring pre-opening costs four to six months prior to opening and these costs tend to increase four weeks prior to opening as we begin training activities.

Depreciation and Amortization Expense

Depreciation and amortization expense includes depreciation of fixed assets and certain definite life intangible assets such as software. We depreciate capitalized leasehold improvements over the shorter of the total expected lease term or their estimated useful life.

Income Tax Expense

Income tax expense is computed at the U.S. statutory federal income tax rate with certain modifications based on requirements in the jurisdictions where we operate. Our provision includes federal, state and local, and foreign current and deferred income tax expense.

Segment Reporting

We operate our restaurants using a single restaurant concept and brand. Each restaurant under our single global brand operates with similar types of products and menus, providing a continuous service style, similar contracts, guests and team members, irrespective of location. We have identified two operating segments: U.S. (inclusive of Puerto Rico and our franchise and license revenue) and Brazil, which is how we organize our restaurants for making operating decisions and assessing performance.

Results of Operations

Fiscal Period Ended July 4, 2021 (26 weeks) Compared to Fiscal Period Ended June 28, 2020 (26 weeks)

The following table summarizes key components of our unaudited consolidated results of operations for the periods indicated, both in dollars and as a percentage of revenue (in thousands):

	Fiscal Period Ended July 4, 2021		Fiscal Period Ended June 28, 2020		Increase/(Decrease)
	(26 weeks)		(26 weeks)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. Restaurants	$184,283	97.4%	$82,898	93.7%	$101,385	122.3%	3.7%
Brazil Restaurants	4,660	2.5%	5,532	6.3%	(872)	(15.8%)	(3.8%)
Other	261	0.1%	52	0.1%	209	401.9%	0.1%

Total revenue	189,204	100.0%	88,482	100.0%	100,722	113.8%	0.0%

Restaurant operating costs
Food and beverage costs	50,708	26.8%	26,042	29.4%	24,666	94.7%	(2.6%)
Compensation and benefit costs	47,000	24.8%	30,495	34.5%	16,505	54.1%	(9.6%)
Occupancy and other operating expenses (excluding depreciation and amortization)	36,502	19.3%	30,050	34.0%	6,452	21.5%	(14.7%)

Total restaurant operating costs	134,210	70.9%	86,587	97.9%	47,623	55.0%	(26.9%)

Marketing and advertising costs	7,312	3.9%	2,834	3.2%	4,478	158.0%	0.7%
General and administrative costs	11,642	6.2%	11,954	13.5%	(312)	(2.6%)	(7.4%)
Pre-opening costs	1,433	0.8%	752	0.8%	681	90.6%	(0.1%)
Depreciation and amortization	12,265	6.5%	12,459	14.1%	(194)	(1.6%)	(7.6%)
Other operating (income) expense, net	(110)	(0.1%)	808	0.9%	(918)	(113.6%)	(1.0%)

Total operating costs	166,752	88.1%	115,394	130.4%	51,358	44.5%	(42.3%)

Income (loss) from operations	22,452	11.9%	(26,912)	(30.4%)	49,364	(183.4%)	42.3%
Other income (expense):
Interest expense, net of capitalized interest	(14,137)	(7.5%)	(12,039)	(13.6%)	(2,098)	17.4%	6.1%
Interest income	31	0.0%	26	0.0%	5	19.2%	0.0%
Other income (expense)	(26)	0.0%	(141)	(0.2%)	115	(81.6%)	0.1%

Total other income (expense)	(14,132)	(7.5%)	(12,154)	(13.7%)	(1,978)	16.3%	6.3%

Income (loss) before income taxes	8,320	4.4%	(39,066)	(44.2%)	47,386	(121.3%)	48.5%
Income tax expense (benefit)	1,654	0.9%	(10,230)	(11.6%)	11,884	(116.2%)	12.4%

Net income (loss)	6,666	3.5%	(28,836)	(32.6%)	35,502	(123.1%)	36.1%
Less: Net income (loss) attributable to noncontrolling interest	—	0.0%	(717)	(0.8%)	717	(100.0%)	0.8%

Net income (loss) attributable to Fogo Hospitality, Inc.	$6,666	3.5%	$(28,119)	(31.8%)	$34,785	(123.7%)	35.3%

(a)	Calculated as a percentage of total revenue.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue.
*	Not meaningful.

Revenue

Total revenue increased $100.7 million in the twenty-six week period ended July 4, 2021, compared to the same period in 2020. All 44 company-owned U.S. restaurants were open during the twenty-six week period ended July 4, 2021, as well as our six restaurants in Brazil. The increase in revenue was comprised of a $76.5 million increase in comparable restaurant sales, a $26.7 million increase. In addition, total revenue included a $0.2 million increase in other revenue (includes royalties of $0.1 million generated from our franchisees), partially offset by a $1.1 million decrease due to the deconsolidation of our former Mexico joint venture (which was converted to a franchise arrangement), an unfavorable foreign exchange impact of $0.9 million, and a decrease of $0.7 million due to the closures of our Santo Amaro and Rio Barra restaurants in Brazil. Same store sales increased 136.6%.

U.S. revenue increased $101.4 million due to an increase in same store sales of $75.8 million and an increase in non-comparable restaurant sales of $26.7 million, partially offset by a $1.1 million decrease due to the deconsolidation of our former Mexico joint venture. U.S. same store sales increased 143.7%

Brazil restaurant revenue decreased $0.9 million due to an unfavorable foreign currency exchange impact of $0.9 million and a decrease of $0.7 million due to the closures of Santo Amaro and Rio Barra, partially offset by an increase of $0.7 million in same store sales. Brazil same store sales increased 25.1%.

Food and Beverage Costs

Food and beverage costs increased by $24.7 million due to an $18.9 million increase in comparable restaurants and a $6.8 million increase in non-comparable restaurants, partially offset by decreases of $0.4 million due to our former Mexico joint venture deconsolidation, $0.3 million due to the Brazil closures, and a favorable foreign currency exchange impact of $0.3 million. As a percentage of total revenue, total food and beverage costs decreased from 29.4% to 26.8% primarily due to higher revenue levels and lower waste.

Compensation and Benefit Costs

Compensation and benefit costs increased $16.5 million due to an increase in comparable restaurants and non-comparable restaurants labor expense of $11.4 million and $5.9 million, respectively, partially offset by a $0.3 million decrease due to our former Mexico joint venture deconsolidation, a $0.3 million decrease due to the Brazil closures, and a favorable currency exchange impact of $0.2 million. As a percentage of total revenue, total compensation and benefits costs decreased from 34.5% to 24.8% primarily due to higher revenue levels and improved labor productivity.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses increased $6.5 million due to a $5.5 million increase in comparable restaurants and a $2.2 million increase in non-comparable restaurants, partially offset by lower rent of $0.5 million due to our former Mexico joint venture deconsolidation, $0.4 million due to the Brazil closures, and a favorable currency exchange impact of $0.3 million. As a percentage of total revenue, total occupancy and other operating expenses decreased from 34.0% to 19.3% due to higher revenue levels and lower rents.

Marketing and Advertising Costs

Marketing and advertising costs increased $4.5 million due to an increase in comparable restaurants and non-comparable restaurants advertising expenses of $3.5 million and $1.0 million, respectively. As a percentage of total revenue, total marketing and advertising costs increased from 3.2% to 3.9% primarily driven by increased digital and radio spend to drive awareness.

General and Administrative Costs

General and administrative costs decreased $0.3 million primarily due to a decrease in corporate salaries of $1.1 million, travel and meals of $0.6 million and donations of $0.2 million. These decreases were partially offset by increases in bonus of $1.2 million and legal and professional fees of $0.4 million. Total general and administrative costs as a percentage of total revenue decreased from 13.5% to 6.2% due to higher revenue levels.

Pre-opening Costs

Pre-opening costs increased $0.7 million due to timing as we ramp up new restaurant development in 2021.

Other operating (income) expense, net

Other operating income decreased $0.9 million primarily due to a decrease in costs related to the COVID-19 pandemic, including payments to furloughed employees of $0.6 million, $0.2 million of legal costs, and purchases of personal protective equipment and cleaning supplies of $0.1 million.

Interest Expense

Interest expense, net of capitalized interest increased $2.1 million due to a higher outstanding debt balance. The borrowing rate increased from 6.6% to 7.0% as compared to the comparable 2020 period.

Income Tax Expense (Benefit)

The Company recorded income tax expense of $1.7 million and an income tax benefit of $10.2 million for the twenty-six week period ended July 4, 2021 and June 28, 2020, respectively, an increase of $11.9 million year-over-year. The effective tax rate for the twenty-six week period ended July 4, 2021, is 19.9% compared to 26.2% for the twenty-six week period ended June 28, 2020. In accordance with ASC 740, jurisdictions forecasting losses that are not benefited due to valuation allowances are not included in the forecasted effective tax rate.

For the twenty-six week period ended July 4, 2021, the Company recognized a net discrete benefit of $0.1 million from the release of the Puerto Rico valuation allowance. Excluding this discrete item, the Company had an effective tax rate of 21.1% for the twenty-six week period ended July 4, 2021. The effective tax rate differed from the statutory tax rate due to projected FICA tip credit generation, state and local taxes, and foreign rate differentials. For the twenty-six week period ended July 28, 2020, the Company had an effective tax rate, excluding immaterial discrete items, of 26.4%. The effective tax differed from the statutory tax rate due to projected FICA tip credit generation, state and local taxes, and foreign rate differentials.

Fiscal 2020 (53 Weeks) Compared to Fiscal 2019 (52 Weeks)

The following table summarizes key components of our consolidated results of operations for the periods indicated, both in dollars and as a percentage of revenue (in thousands):

	Fiscal Year Ended January 3, 2021		Fiscal Year Ended December 29, 2019		Increase/(Decrease)
	(53 weeks)		(52 weeks)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. Restaurants	$194,239	94.8%	$319,910	91.4%	$(125,671)	(39.3%)	3.4%
Brazil Restaurants	10,467	5.1%	29,648	8.5%	(19,181)	(64.7%)	(3.4%)
Other	118	0.1%	328	0.1%	(210)	(64.0%)	0.0%

Total revenue	204,824	100.0%	349,886	100.0%	(145,062)	(41.5%)	0.0%

Restaurant operating costs
Food and beverage costs	59,933	29.3%	97,099	27.8%	(37,166)	(38.3%)	1.5%
Compensation and benefit costs	64,234	31.4%	83,546	23.9%	(19,312)	(23.1%)	7.5%
Occupancy and other operating expenses (excluding depreciation and amortization)	60,549	29.6%	71,011	20.3%	(10,462)	(14.7%)	9.3%

Total restaurant operating costs	184,716	90.2%	251,656	71.9%	(66,940)	(26.6%)	18.3%

Marketing and advertising costs	7,180	3.5%	10,065	2.9%	(2,885)	(28.7%)	0.6%
General and administrative costs	23,078	11.3%	25,675	7.3%	(2,597)	(10.1%)	3.9%
Pre-opening costs	1,146	0.6%	3,478	1.0%	(2,332)	(67.1%)	(0.4%)
Impairment charge	10,566	5.2%	448	0.1%	10,118	2,258.5%	5.0%
Gain on sale of Mexico JV	(1,023)	(0.5%)	—	0.0%	(1,023)	0.0%	(0.5%)
Depreciation and amortization	25,127	12.3%	24,620	7.0%	507	2.1%	5.2%
Other operating (income) expense, net	2,402	1.2%	(120)	0.0%	2,522	(2,101.7%)	1.2%

Total operating costs	253,192	123.6%	315,822	90.3%	(62,630)	(19.8%)	33.4%

Income (loss) from operations	(48,368)	(23.6%)	34,064	9.7%	(82,432)	(242.0%)	(33.4%)
Other income (expense):
Interest expense, net of capitalized interest	(26,312)	(12.8%)	(23,768)	(6.8%)	(2,544)	10.7%	(6.1%)
Interest income	61	0.0%	95	0.0%	(34)	(35.8%)	0.0%
Other income (expense)	(88)	0.0%	(126)	0.0%	38	(30.2%)	0.0%

Total other income (expense)	(26,339)	(12.9%)	(23,799)	(6.8%)	(2,540)	10.7%	(6.1%)

Income (loss) before income taxes	(74,707)	(36.5%)	10,265	2.9%	(84,972)	(827.8%)	(39.4%)
Income tax expense (benefit)	(16,970)	(8.3%)	1,626	0.5%	(18,596)	(1,143.7%)	(8.7%)

Net income (loss)	(57,737)	(28.2%)	8,639	2.5%	(66,376)	(768.3%)	(30.7%)
Less: Net income (loss) attributable to noncontrolling interest	(693)	(0.3%)	(987)	(0.3%)	294	(29.8%)	(0.1%)

Net income (loss) attributable to Fogo Hospitality, Inc.	$(57,044)	(27.9%)	$9,626	2.8%	$(66,670)	(692.6%)	(30.6%)

(a)	Calculated as a percentage of total revenue.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue.
*	Not meaningful.

Revenue

Total revenue decreased $145.1 million for the twelve months ended January 3, 2021, compared to the same period in 2019 due to short- and longer-term dining room closures, seating capacity limitations, and guests dining out less as a result of the impact of the COVID-19 pandemic. The decrease in revenue was comprised of a $113.0 million decrease in same store sales, a $23.1 million decrease in non-comparable restaurant sales, an unfavorable foreign currency exchange impact of $5.7 million, a decrease of $3.1 million in the Mexico joint venture, and a $0.2 million decrease in other revenue. Same store sales decreased 42.0%, given an unfavorable comparison of a COVID-19 affected period in Fiscal 2020 verses an unaffected Fiscal 2019.

U.S. revenue decreased $125.7 million due to a decrease in same store sales of $102.1 million, a decrease in non-comparable restaurant sales of $20.5 million, and a decrease in the Mexico joint venture restaurant revenue of $3.1 million. Same store sales decreased 39.8%.

Brazil restaurant revenue decreased $19.2 million due to a decrease of $10.9 million in same store sales, a $2.6 million decrease in non-comparable restaurant sales, and an unfavorable foreign currency exchange impact of $5.7 million. Brazil same store sales decreased 63.0%.

Food and Beverage Costs

Food and beverage costs decreased by $37.2 million due to a $28.5 million decrease in comparable restaurants, a $5.5 million decrease in non-comparable restaurants, a favorable foreign currency exchange impact of $2.1 million, and a $1.1 million decrease in the Mexico JV. As a percentage of total revenue, total food and beverage costs increased from 27.8% to 29.3% primarily due to lower guest counts resulting in higher waste.

Compensation and Benefit Costs

Compensation and benefit costs decreased $19.3 million due to a decrease in comparable restaurant and non-comparable restaurant labor expense of $15.9 million and $2.1 million, respectively, a $0.5 million decrease in the Mexico joint venture restaurants, and a $0.8 million favorable foreign currency exchange impact. As a percentage of total revenue, total compensation and benefit costs increased from 23.9% to 31.4% primarily due to decreased sales resulting in lower productivity.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses decreased $10.5 million due to a $7.6 million decrease in comparable restaurant and a $0.5 million decrease in non-comparable restaurant operating expenses, a $0.7 million decrease in the Mexico joint venture, and a favorable Brazil currency exchange impact of $1.7 million. Total occupancy and other operating expenses as a percentage of total revenue increased from 20.3% to 29.6% due to reduced leverage on lower revenue.

Marketing and Advertising Costs

Marketing and advertising costs decreased $2.9 million due to a decrease in comparable and non-comparable restaurants of $2.3 million and $0.2 million, respectively, a decrease of $0.1 million in the Mexico joint venture, and a favorable foreign currency exchange impact of $0.3 million. As a percentage of total revenue, total marketing and advertising costs increased from 2.9% to 3.5%, primarily driven by increased digital and radio spend to drive awareness.

General and Administrative Costs

General and administrative costs decreased $2.6 million primarily due to a decrease in corporate bonus of $1.3 million, IT-related expense of $1.1 million, travel and meals of $1.1 million, corporate salaries of

$0.8 million due to headcount reduction, and recruiting costs of $0.1 million. These decreases were partially offset by a $1.6 million increase in legal and professional fees and a $0.2 million increase in donations. Total general and administrative costs as a percentage of total revenue increased from 7.3% to 11.3% due to reduced leverage on lower revenue.

Pre-opening Costs

Pre-opening costs decreased $2.3 million due to the temporary hold on new restaurant development.

Impairment Charges

The Company performed a quantitative impairment test of goodwill and concluded that an impairment was not required for the U.S. reporting unit, but was required for the Brazil reporting unit. We recorded a goodwill impairment charge of $10.2 million related to the Brazil reporting unit.

Gain on sale of Mexican Joint Venture

Effective December 14, 2020, the Company sold its 51% partnership interest to Grupo Restaurantero Dinar, S.A. de C.V. (Dinar). The Company recognized a gain of $1.0 million on the sale of the Mexican joint venture.

Other operating (income) expense, net

Other operating income increased $2.5 million primarily due to an increase in costs related to the COVID-19 pandemic, including labor, legal, and purchases of personal protective equipment and cleaning supplies.

Interest Expense

Interest expense, net of capitalized interest, increased $2.5 million due to a higher outstanding debt balance. The borrowing rate increased from 6.9% to 7.0% as compared to the prior year.

Income Tax Expense (Benefit)

The Company recognized income tax benefit of $17.0 million (consolidated effective tax rate of 22.7%) for Fiscal 2020 compared to a tax expense of $1.6 million (consolidated effective tax rate of 15.8%) for Fiscal 2019. The decrease in income tax expense is primarily due to decreased sales resulting in a loss before income taxes of $74.7 million in Fiscal 2020 compared to income before income taxes of $10.3 million in Fiscal 2019.

Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company uses the following non-GAAP financial measures: restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin (collectively, the “non-GAAP financial measures”). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP financial measures used by the Company may be different from the methods used by other companies.

Restaurant Contribution and Restaurant Contribution Margin

Restaurant contribution, a non-GAAP financial measure, is equal to revenue generated by our restaurants sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense and pre-opening expense). This performance measure includes only the costs that restaurant-level managers can directly control and excludes other operating costs that are essential to conduct the Company’s business. Depreciation and amortization expense is excluded because it is not an operating cost that can be directly controlled by restaurant-level managers. Pre-opening expenses are excluded because we believe such costs do not reflect ordinary course operating expenses of our restaurants. Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue from restaurant sales. Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to those reported by other companies.

We use restaurant contribution and restaurant contribution margin as key metrics to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. We believe restaurant contribution margin is useful to investors in that it highlights trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures. Because other companies may calculate restaurant-level margin differently than we do, restaurant contribution margin as presented herein may not be comparable to similarly titled measures reported by other companies.

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

Restaurant Contribution and Restaurant Contribution Margin

The following table sets forth the reconciliation of net income (loss) before income taxes to restaurant contribution by segment for the unaudited periods ended July 4, 2021 and June 28, 2020 (in thousands):

	Twenty-Six Week Period Ended
	July 4, 2021	June 28, 2020
Income (loss) before income taxes	$8,320	$(39,066)

Total other expense	14,132	12,154
Marketing and advertising	7,312	2,834
General and administrative	11,642	11,954
Restaurant opening costs	1,433	752
Depreciation and amortization	12,265	12,459
Other operating (income) expense, net	(110)	808

Total segment restaurant contribution	$54,994	$1,895

The following table summarizes restaurant contribution by segment and restaurant contribution margin by segment for the unaudited Fiscal Periods Ended July 4, 2021 (26 weeks) and June 28, 2020 (26 weeks), respectively (in thousands):

	Fiscal Period Ended July 4, 2021		Fiscal Period Ended June 28, 2020		Increase/(Decrease)
	(26 weeks)		(26 weeks)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. Restaurants	$184,283	97.4%	$82,898	93.7%	$101,385	122.3%	3.7%
Brazil Restaurants	4,660	2.5%	5,532	6.3%	(872)	(15.8%)	(3.8%)
Other	261	0.1%	52	0.1%	209	401.9%	0.1%

Total revenue	189,204	100.0%	88,482	100.0%	100,722	113.8%	0.0%

Restaurant operating costs
U.S.	129,088	70.0%	80,676	97.3%	48,412	60.0%	(27.3%)
Brazil	5,122	109.9%	5,911	106.9%	(789)	(13.3%)	3.1%

Total restaurant operating costs	134,210	70.9%	86,587	97.9%	47,623	55.0%	(26.9%)

U.S.	55,456	30.1%	2,274	2.7%	53,183	2,338.7%	27.4%
Brazil	(462)	(9.9%)	(379)	(6.9%)	(83)	21.9%	(3.1%)

Total restaurant contribution	$54,994	29.1%	$1,895	2.1%	$53,099	2,800.6%	26.9%

(a)	Calculated as a percentage of total revenue or segment revenue where applicable.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue or segment revenue where applicable.
*	Not meaningful.

Total restaurant contribution increased $53.1 million, or 2,800.6%, for the twenty-six weeks ended July 4, 2021, primarily due to a $40.9 million and $12.2 million increase attributable to comparable restaurants and non-comparable restaurants, respectively. As a percentage of revenue, total restaurant contribution increased from 2.1% to 29.1% due to higher sales and traffic as dine-in restrictions due to COVID-19 were lifted in our restaurants.

As a percentage of U.S. restaurant revenue, contribution margin increased from 2.7% to 30.1%, due to a 2.6% reduction in food and beverage costs primarily due to higher sales and lower waste, a 10.0% reduction in compensation and benefit costs due to increased labor productivity, and a 14.7% decrease in occupancy and other operating expenses driven by increased leverage on higher revenue and lower rents.

As a percentage of Brazil restaurant revenue, contribution margin decreased from 6.9% to 9.9% due to an 8.0% increase in food and beverage costs as a result of higher waste, a 7.6% reduction in compensation and benefit costs due to reduction in labor force, and a 2.7% increase in occupancy and other operating expenses due to lower leverage on reduced revenue.

The following table sets forth the reconciliation of total segment restaurant contribution to income (loss) from operations for the fiscal years ended January 3, 2021 and December 29, 2019 (in thousands):

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
(Loss) income before income tax	$(74,707)	$10,265

Total other expense	$26,339	$23,799
Marketing and advertising costs	7,180	10,065
General and administrative costs	23,078	25,675
Pre-opening costs	1,146	3,478
Impairment charge	10,566	448
Depreciation and amortization	25,127	24,620
Gain on sale of Mexican JV	(1,023)	—
Other operating expenses, net	2,402	(120)

Total segment restaurant contribution	$20,108	$98,230

The following table summarizes restaurant contribution by segment and restaurant contribution margin by segment for Fiscal 2020 compared to Fiscal 2019, respectively (in thousands):

	Fiscal Year Ended January 3, 2021		Fiscal Year Ended December 29, 2019		Increase / (Decrease)
	(53 weeks)		(52 weeks)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. Restaurants	$194,239	94.8%	$319,910	91.4%	$(125,671)	(39.3%)	3.4%
Brazil Restaurants	10,467	5.1%	29,648	8.5%	(19,181)	(64.7%)	(3.4%)
Other	118	0.1%	328	0.1%	(210)	(64.0%)	(0.0%)

Total revenue	204,824	100.0%	349,886	100.0%	(145,062)	(41.5%)	0%

Restaurant operating costs
U.S.	174,364	89.8%	229,256	71.7%	(54,892)	(23.9%)	18.1%
Brazil	10,352	98.9%	22,400	75.6%	(12,048)	(53.8%)	23.3%

Total restaurant operating costs	184,716	90.2%	251,656	71.9%	(66,940)	(26.6%)	18.3%

U.S.	19,993	10.3%	90,982	28.4%	(70,989)	(78.0%)	(18.1%)
Brazil	115	1.1%	7,248	24.4%	(7,133)	(98.4%)	(23.3%)

Total restaurant contribution	$20,108	9.8%	$98,230	28.1%	$(78,122)	(79.5%)	(18.3%)

(a)	Calculated as a percentage of total revenue or segment revenue where applicable.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue or segment revenue where applicable.
*	Not meaningful.

Total restaurant contribution decreased $78.1 million, or 79.5%, for the year ended January 3, 2021, primarily driven by a $62.3 million decrease in revenue from comparable restaurants and a $15.8 million decrease in revenue from non-comparable restaurants. As a percentage of revenue, total restaurant contribution decreased from 28.1% to 9.8% due to lower revenue resulting from the COVID-19 pandemic.

As a percentage of U.S. restaurant revenue, contribution margin decreased from 28.4% to 10.3%, due to a 1.6% increase in food and beverage due to lower guest count and higher waste, a 7.4% increase in compensation and benefit costs driven by lower sales leading to lower productivity, and a 9.1% increase in occupancy and other operating expenses resulting from reduced leverage on lower revenue.

As a percentage of Brazil restaurant revenue, contribution margin decreased from 24.4% to 1.1%, due to a 4.5% increase in food and beverage costs due to inflation, a 2.8% increase in compensation and benefit costs driven by an adjustment in the prior year due to COVID, and a 16.0% increase in occupancy and other operating expenses, driven by lower sales.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income before interest, taxes and depreciation and amortization plus the sum of certain operating and non-operating expenses, including pre-opening costs (including marketing costs), acquisition costs, equity-based compensation costs, management and consulting fees, impairment and restructuring costs, unusual and infrequent items (including related to COVID-19), and other non-cash and similar adjustments. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. By monitoring and controlling our Adjusted EBITDA and Adjusted EBITDA margin, we can gauge the overall profitability of our company. Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. In addition, in evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we will incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA and Adjusted EBITDA margin because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use Adjusted EBITDA and Adjusted EBITDA margin internally as a benchmark to compare our performance to that of our competitors.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure. A reconciliation of Adjusted EBITDA to net income is provided below.

Adjusted EBITDA

The following table sets forth the reconciliation of Adjusted EBITDA to net income attributable to Fogo Hospitality, Inc. for the unaudited twenty-six week periods ended July 4, 2021 and June 28, 2020, respectively (in thousands):

	Twenty-Six Week Period Ended
	July 4, 2021	June 28, 2020
Net income attributable to Fogo Hospitality, Inc.	$6,666	$(28,119)
Depreciation and amortization expense	12,265	12,459
Interest expense, net	14,137	12,039
Interest income	(31)	(26)
Income tax expense (benefit)	1,654	(10,230)
Noncontrolling interest (a)	—	(370)

EBITDA	34,691	(14,247)
Pre-opening costs	1,425	738
Non-cash adjustments (b)	572	636
Rhône management fees	500	500
Impairment charges	—	—
Unusual/infrequent expense (c)	178	950
Non-recurring expenses (d)	850	456
Noncontrolling interest (e)	—	(64)

Adjusted EBITDA	$38,216	$(11,031)

(a)	Consists of the amounts of depreciation and amortization expense, interest expense and income tax expense (benefit) attributable to the noncontrolling interest.
(b)	Consists of the non-cash portion of straight-line rent expense.
(c)

Consists of extraordinary one-time costs related directly to the COVID-19 pandemic, including personal protective equipment and cleaning supplies as well as costs to accommodate outdoor dining due to restrictions.

(d)

For the twenty-six week period ended July 4, 2021, this amount consists of $0.4 million in legal/professional fees related to specific litigation and settlement costs, and $0.3 million in a one-time retention bonus. For the twenty-six week period ended June 28, 2020, this amount consists primarily of $0.3 million in severance pay and consulting expense.

(e)

Consists of the amount of pre-opening costs, non-cash adjustments, Rhône management fees, impairment charges, unusual/infrequent expenses and non-recurring expenses attributable to the noncontrolling interest.

The following table sets forth the reconciliation of Adjusted EBITDA to net income attributable to Fogo Hospitality, Inc. for Fiscal 2020 and 2019, respectively (in thousands):

	Fiscal Year Ended
(in thousands)	January 3, 2021	December 29, 2019
Net income attributable to Fogo Hospitality, Inc.	$(57,044)	$9,626
Depreciation and amortization expense	25,127	24,620
Interest expense, net	26,312	23,768
Interest income	(61)	(95)
Income tax expense (benefit)	(16,970)	1,626
Noncontrolling interest (a)	(659)	(356)

EBITDA	(23,295)	59,189
Pre-opening costs	1,129	3,487
Non-cash adjustments (b)	1,981	1,584
Rhône management fees	1,000	1,000
Impairment charges	10,210	618
Unusual/infrequent expense (c)	1,310	—
Non-recurring expenses (d)	1,130	2,330
Noncontrolling interest (e)	(103)	(636)

Adjusted EBITDA	$(6,638)	$67,572

(a)	Consists of the amounts of depreciation and amortization expense, interest expense and income tax expense (benefit) attributable to the noncontrolling interest.
(b)	Consists of the non-cash portion of straight-line rent expense and loss on disposal of fixed assets.
(c)

Consists of extraordinary one-time costs related directly to the COVID-19 pandemic, including $1.3 million in compensation to employees that were furloughed, $0.4 million in legal advice related specifically to matters resulting from the pandemic, $0.4 million in costs to accommodate outdoor dining due to restrictions, $0.3 million in personal protective equipment and cleaning supplies, partially offset by $1.2 million in employee retention tax credits.

(d)

For fiscal year ended January 3, 2021, this amount primarily consists of $0.3 million in severance pay and $0.6 million in specific litigation and settlement costs and consulting fees. For the fiscal year ended December 29, 2019, amount includes $0.6 million in incremental tax consulting fees due to the Rhône transaction, $0.4 million of professional fees, $0.3 million executive employment search fees, and $0.3 million in accounting department restructuring costs.

(e)

Consists of the amount of pre-opening costs, non-cash adjustments, Rhône management fees, impairment charges, unusual/infrequent expenses and non-recurring expenses attributable to the noncontrolling interest.

Cash-on-Cash Returns

We calculate our cash-on-cash return by dividing our restaurant contribution by the sum of our initial investment costs and subsequent remodel costs (net of pre-opening costs and tenant allowances). The attractive financial profile of our more recent locations drives our strong consolidated financial performance.

Liquidity and Capital Resources

Our liquidity and capital requirements are principally the build-out cost of new restaurants, renovations of existing restaurants and corporate infrastructure, as well payments of principal and interest on our outstanding indebtedness and lease obligations. We also require capital resources to further expand and strengthen the capabilities of our corporate support and information technology infrastructures. Our main sources of liquidity have been cash flow from operating activities, construction cost contributions from landlords when available to us (also known as tenant improvement allowances) and borrowings under our existing and previous credit facilities.

We intend to spend approximately $23.0 million to $28.0 million in Fiscal 2021 on capital expenditures, net of tenant allowance, including $20.0 million to $23.0 million for new restaurant development, $1.0 million to $2.0 million on restaurant remodeling, and the remaining $2.0 million to $3.0 million for maintenance capital.

We believe that our cash from operations and borrowings under our 2018 Credit Facility, together with our Woodforest Bank Loan, will be adequate to meet our liquidity needs and capital expenditure requirements for the next 12 months from the date of issuance of this prospectus. In addition, we may make discretionary capital improvements with respect to our restaurants or systems such as our planned opportunistic restaurant remodel program, which we could fund through borrowings under our 2018 Credit Facility, issuance of debt or equity securities or other external financing sources to the extent we were unable to fund such capital expenditures out of our cash from operations.

The following table presents the primary components of net cash flows provided by and used in operating, investing and financing activities for the periods indicated (in thousands):

	Twenty-Six Week Period Ended		Fiscal Year Ended
(unaudited)	July 4, 2021	June 28, 2020	January 3, 2021	December 29, 2019
Net cash provided by (used in)
Operating activities	$22,595	$(9,456)	$(28,033)	$43,600
Investing activities	(5,754)	(4,515)	(6,788)	(30,682)
Financing activities	(11,200)	34,326	40,246	(12,523)
Effect of foreign exchange	59	(477)	(456)	(12)

Net increase (decrease) in cash	$5,700	$19,878	$4,969	$383

Operating Activities

Net cash provided by operating activities increased by $32.1 million to $22.6 million for the twenty-six week period ended July 4, 2021, from net cash flows used in operating activities of $9.5 million for the twenty-six week period ended June 28, 2020. The increase is primarily due to an increase in net income of $35.5 million, partially offset by a $3.4 million change to working capital driven by timing of operational payments and receipts.

For the fiscal year ended January 3, 2021 compared to the fiscal year ended December 29, 2019, net cash provided by operating activities decreased by $71.6 million primarily due to a decrease in net income of $66.4 million as a result of the COVID-19 pandemic, as well as $5.2 million in decreases in working capital driven by timing of operational payments and receipts.

Investing Activities

For the twenty-six week period ended July 4, 2021 compared to the twenty-six week period ended June 28, 2020, cash used in investing activities increased by $1.2 million primarily due to the timing of capital expenditures related to new restaurant construction.

For the fiscal year ended January 3, 2021, compared to the fiscal year ended December 29, 2019, cash used in investing activities decreased by $23.9 million primarily due a decrease in capital expenditures of $23.3 million driven by the delay the COVID-19 pandemic had on our expansion program.

Financing Activities

Net cash flows used by financing activities increased $45.5 million, from $34.3 million net cash flows provided by financing activities for the twenty-six week period ended June 28, 2020, to $11.2 million net cash used in financing activities for the twenty-six week period ended July 4, 2021, primarily due a decrease in borrowings under the 2018 Credit Facility ($35.2 million in borrowings during the twenty-six week period ended

June 28, 2020, when we drew down on our revolving credit facility following the onset of the pandemic, and no borrowings under this facility during the twenty-six week period ended July 4, 2021) and further due to the $11.2 million repayment of the Woodforest Bank Loan during the twenty-six week period ended July 4, 2021.

Net cash flows provided by financing activities increased $52.8 million, from $12.3 million net cash used in financing activities for the fiscal year ended December 29, 2019, to $40.2 million net cash provided by financing activities for fiscal year ended January 3, 2021 primarily due to the borrowing of a $32.5 million term loan under the 2018 Credit Facility. The increase was additionally driven by the proceeds of an $11.2 million Woodforest Bank Loan, which we had originally drawn on November 2020 but no longer required as our operating cash flow turned significantly positive in 2021.

2018 Credit Facility

Under the 2018 Credit Facility, interest is calculated based on the total net leverage ratio with applicable margins on the Eurodollar Rate or the Base Rate; therefore, we are effectively paying interest at variable rates. With a significant outstanding borrowing, any unfavorable change in interest rates will adversely impact our cash positions.

At the end of August 2018, we entered into an interest rate swap agreement with $200.0 million of notional value to hedge a portion of the risk of change in the benchmark interest associated with our Original Term Loan. The interest rate swap matures in September 2021; we do not intend to renew or enter into a new interest rate swap. In October 2018, the Original Term Loan was refinanced at a lower applicable margin.

In the first quarter of 2020, we borrowed $35.1 million under the Revolver to ensure that adequate cash was available to offset the COVID-19 impact on our business and cash flow; this was repaid in October 2020, after having secured the proceeds of the additional borrowings noted below in August 2020.

On June 9, 2020, the Company entered a second amendment to the 2018 Credit Facility that provided covenant relief until the first quarter of 2021. The amendment allowed the Company to replace 2020 March through 2020 December Adjusted EBITDA with 2019 Adjusted EBITDA for the corresponding months for its pro forma leverage ratio covenant calculation. The Company was in compliance with these covenants on April 4, 2021.

On August 11, 2020, the 2018 Credit Facility was amended a third time and the Company borrowed an additional $32.5 million Incremental Term Loan. The amendment also added an additional $8.3 million available on a Delayed Draw Term Loan, which is currently undrawn.

In October of 2020, the Company entered into a fourth amendment to the 2018 Credit Facility that adjusted the definition of a Material Adverse Effect to provide more clarity related to treatment of the COVID-19 pandemic. As of July 4, 2021, the Company had $4.6 million in letters of credit outstanding, resulting in a total of $43.7 million of available borrowing capacity under the Revolver and the Delayed Draw Term Loan under the 2018 Credit Facility.

The Company is required to repay 1% of the Original Term Loan annually, representing $3.1 million. The Company does not have scheduled repayments on the Revolver. Because the Company is not required to make principal payments on any outstanding balance under the Revolver, any outstanding balance is reported as noncurrent in the Company’s consolidated balance sheets as a component of long-term debt.

Woodforest Bank Loan

On November 16, 2020, we entered into and drew down a mortgage loan for $11.2 million with Woodforest National Bank and provided a lien on two owned real estate assets as security. This loan matures on December 15, 2025. We repaid the loan on July 2, 2021. The loan is revolving and the full $11.2 million of the loan is available for draw down until January 2024.

Contractual Obligations

Leases

We lease certain restaurant locations, storage spaces, buildings and equipment under non-cancelable operating leases. Our restaurant leases generally have initial terms of between 10 and 20 years, and generally can be extended only in five-year increments. Some of our restaurant leases include renewal options, rent abatements and leasehold rental incentives, none of which are reflected in the following table. Some of our leases also include contingent rental payments based on sales volume, the impact of which also is not reflected in the following table.

The following table summarizes our contractual arrangements at July 4, 2021 on actual basis and the timing and effect that such commitments are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments due by Period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Long-term debt obligation	$344,246	$—	$3,768	$340,478	$—
Scheduled interest payments (a)	75,666	22,777	38,928	13,962	—
Operating lease (minimum rent) (b)	230,266	24,409	53,316	53,019	99,522

Total	$650,178	$47,186	$96,012	$407,459	$99,522

(a)	The table above assumes an interest rate of 1% LIBOR plus a spread on the outstanding loans, annual administration fees and fees incurred on the unused portion of the revolving credit facilities.
(b)

Future minimum lease payments attributable to all locations in Brazil contain annual escalations that are tied to the IGPM inflation index. These payments, which will be made in the functional currency of the country, have been estimated using the period-end currency exchange rate and the prevailing IGPM index rate for 2021.

Off-Balance Sheet Arrangements

We enter into standby letters of credit to secure certain obligations, including insurance programs and lease obligations. As of July 4, 2021, letters of credit and letters of guaranty totaling $4.6 million have been issued. Available borrowing capacity under the 2018 credit facility and the subsequent amendment in August 2020 is $43.7 million. Other than these standby letters of credit, we do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and consolidated results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions, such as the valuation of long-lived, definite and indefinite-lived assets, estimated useful lives of assets, the reasonably assured lease terms of operating leases, valuation of the workers’ compensation and Company-sponsored team member health insurance program liabilities, and deferred tax valuation allowances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements and that the judgments and estimates are reasonable:

Impairment of Long-Lived Assets

The Company reviews property and equipment and definite-lived intangible assets for impairment when events or circumstances indicate these assets may not be recoverable. Factors considered include significant underperformance relative to the expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. The recoverability is assessed by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. If impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated fair value, as determined by each location’s projected future discounted cash flows. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to judgment. If these assumptions change in the future, the Company may be required to record impairment charges for these assets. The Company has not recognized any impairment charges associated with long-lived assets in any of the periods presented.

Goodwill

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the assets acquired and liabilities assumed resulting from the acquisition. Goodwill is not amortized. Goodwill is tested annually for impairment, or more frequently should an event occur, or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit, or a portion thereof. The Company has identified two reporting units, United States and Brazil, based on the geography of the Company’s operations to which goodwill is attributable.

The Company adopted ASU No. 2017-04 in Fiscal 2020, which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The Company performed a quantitative impairment test of goodwill and as a result did not conclude that an impairment charge was required for the U.S. reporting unit for any of the periods presented. However, as a result of this quantitative analysis an impairment charge of $10.2 million was recorded for Brazil in the fourth quarter of 2020 as the carrying value of the reporting unit exceeded the fair value.

Intangible Assets

Indefinite-lived intangible assets are not amortized but are tested for impairment annually during the fourth quarter, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The estimated fair value is determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the indefinite-lived intangible asset, then an impairment charge is recorded to reduce the asset to its estimated fair value. Our indefinite-lived intangible assets relate to the assigned value of the Fogo de Chão trade name. Definite-lived intangible assets consist of non-compete agreements. The non-compete agreements are amortized over two years, which is the term of the agreements, and are measured for impairment when events or circumstances indicate the carrying value may be impaired in the same manner as long-lived assets. No impairments related to these intangible assets were recorded in any of the periods presented.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) Topic 740, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. Under ASC Topic 740, income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. The Company estimates its annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end. The Company is subject to income taxes in the United States, Puerto Rico, Brazil and the Netherlands. In evaluating its ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporates assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage its underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

The Company recognizes tax liabilities in accordance with ASC 740, and adjusts those liabilities when judgments change as a result of evaluation of new information not previously available. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from the Company’s current estimate of its tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Income taxes relate to the Company’s domestic federal and state income taxes and foreign subsidiary local country income taxes in Puerto Rico, Mexico and the Netherlands. The provision for income taxes for the foreign subsidiary in Brazil is calculated under the presumed profits method. Under the presumed profits method, the tax authority applies a percentage of the foreign subsidiary’s revenue as the profit margin and taxes the presumed profits at the current federal rate in Brazil.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, see “Recently Adopted Accounting Standards” and “Recently Issued Accounting Standards” in Note 3 to the audited consolidated financial statements of The Company included elsewhere in this prospectus.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth from time to time, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. We have elected to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an emerging growth company.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer”

as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

The reporting currency for our consolidated financial statements is the U.S. dollar. However, during the twenty-six week period ended July 4, 2021 and fiscal 2020, we generated approximately 2.5% and 5.1%, respectively, of our revenue in Brazil. The revenue and expenses of our Brazilian subsidiaries is translated at the then average exchange rates and as a result, our consolidated financial statements are impacted by fluctuations in the foreign currency exchange rates. For example, if the U.S. dollar strengthens it would have a negative impact on our Brazilian operating results upon translation of those results into U.S. dollars for the purposes of consolidation. The exchange rate of the Brazilian real against the U.S. dollar is currently near a multi-year low. Any hypothetical loss in revenue could be partially or completely offset by lower food and beverage costs and lower selling, general and administrative costs that are generated in Brazilian reais. A 10% appreciation in the relative value of the U.S. dollar compared to the Brazilian Real would have resulted in lost income from operations of approximately $1.0 million and $3.0 million for fiscal 2020 and for fiscal 2019, respectively. To the extent the ratio between our revenue generated in Brazilian reais increases as compared to our expenses generated in Brazilian reais, we expect that our results of operations will be further impacted by changes in exchange rates. We do not currently hedge foreign currency fluctuations. However, in the future, in an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts and option contracts. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our debt, which bears interest at variable rates with a minimum 1.0% LIBOR floor and is a function of our Total Net Leverage Ratio as defined in the 2018 Credit Facility agreement. As of July 4, 2021, we had total aggregate principal amount of outstanding borrowings of $344.2 million. Disregarding the impact of an interest rate swap agreement to which we are party, a 1.00% increase in the effective interest rate applied to these borrowings would result in an interest expense increase of $3.4 million on an annualized basis, not considering the impact of the interest rate swap agreement. We manage our interest rate risk through normal operating and financing activities and, when determined appropriate, through the use of derivative financial instruments.

Inflation

Inflationary factors such as increases in food, beverage and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative costs as a percentage of revenue if our menu prices do not increase with these increases.

BUSINESS

Overview

We are Fogo de Chão (fogo-dee-shoun), an internationally-renowned, high-growth and high-margin restaurant brand. For more than 40 years, we have been known for creating lively and memorable experiences for our guests and serving high-quality cuisine at an approachable price point, all inspired by Brazilian family-style dining. Our menu is fresh, unique and innovative, and is centered on premium cuts of grilled meats, each expertly butchered and simply seasoned, utilizing the centuries-old cooking technique of churrasco, and carved tableside by our gaucho chefs. Fogo’s guests are invited to partake in The Full Churrasco Experience, which allows them to enjoy as many of our high-quality meats and Market Table offerings as they desire at an accessible fixed price. Our unique model enables us to compete across multiple occasions and dining formats, which results in a vast addressable market. Today, our total footprint is 57 locations, of which 51 are company-owned and 45 are in the U.S., with a domestic U.S. unit potential of more than 300 restaurants, representing a substantial growth opportunity.

The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with the high-growth Millennial and Gen Z demographics, who collectively represent 73% of our guests, providing an attractive guest composition to continue driving positive traffic growth for years to come. Our guests visit our restaurants across a wide range of dining occasions and dayparts, driving high restaurant traffic, averaging 129,000 guests per restaurant in Fiscal 2019. Our high traffic is further supported by faster table turns because our guests do not need to wait for their entrées to be prepared to order, as our gauchos circulate on a continuous service model, providing a personalized experience that is tailored to each guest’s specific preferences and desired pace of dining. Our gaucho chefs’ dual role as both a chef and server enables them to earn comparatively higher income through a tip pool, which, combined with a path to management, drives a long average gaucho tenure of over four years as of July 4, 2021, while also driving passion in our employee base, better guest experience, and stronger performance in our restaurants.

Our unique service model yields significant economic advantages to Fogo by meaningfully reducing our labor costs and restaurant-level headcount versus peers, which contributes to our industry-leading margins and cash-on-cash returns. Our high average unit volumes (“AUVs”) in 2019 of $7.7 million, and restaurant-level contribution margins of 29%, drove our attractive cash-on-cash returns exceeding 40% in 2019. The combination of industry-leading unit economics with our large whitespace opportunity together lay the foundation for a powerful growth algorithm. In 2022 and 2023, we plan to open 8-10 company-owned and 2-4 international franchise restaurants per year, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

Our consumer appeal is reflected by an exceptional track record of six years of consecutive positive year-over-year traffic growth through 2019, resuming even more strongly in 2021 after the pandemic-impacted 2020. In 2019, we generated total revenue, Adjusted EBITDA and net income of $350 million, $68 million and $9 million, respectively. With recovery from COVID-19 now in progress, we have experienced remarkable     % same store sales growth over the last six months through October 3, 2021, measured against the comparable 2019 store base. This drove company-record second and third quarter revenue and Adjusted EBITDA in 2021, with second quarter of 2021 revenue and Adjusted EBITDA growth compared to second quarter of 2019 of 31% and 67%, respectively, sustaining in third quarter of 2021 with revenue and Adjusted EBITDA growth compared to third quarter of 2019 of     % and     %, respectively.

The Key Value Drivers of Our Business Model

Our core tenets continue to serve as the key drivers of our business model:

Our Core Tenets
Authentic, Experiential Dining	We offer culinary discoveries with our gaucho chefs curating our guests’ dining experience with something new and exciting on every visit.

Compelling Value and Appeal for All Occasions	Our high-quality cuisine, differentiated dining experience and approachable price points leads our restaurants to appeal to a broad demographic and socioeconomic groups for a wide range of occasions.

Industry-Leading Unit Economics	We generate an industry-leading restaurant contribution margin by optimizing labor, food costs and guest volume. Units open at least one full year as of the end of Fiscal 2019 generated average cash-on-cash returns of over 40%. For Fiscal 2019, we generated AUVs of approximately $7.7 million and, a U.S. restaurant contribution margin of 29% and net income of $9.6 million.

Proven Portability Across Geographies	We have delivered consistent AUV and margin performance across suburban, metro and urban markets.

Experienced Leadership	Our senior management team, led by our CEO Barry McGowan, is focused on providing exceptional hospitality while accelerating our growth in domestic whitespace and abroad.

Our Transformation Under Private Ownership

Since going private in early 2018, we have continued to build on our exceptional customer proposition and unique business model by significantly enhancing our unit economics, refining our real estate development criteria, building our new restaurant opening pipeline, enhancing our same store sales drivers, launching international franchising and strengthening our leadership capabilities:

Fogo Initiatives
Expanded Management	Created new positions to focus on enhancing operations and driving growth initiatives, while promoting top-performing managers.

Data-Driven Market and Site Selection	Developed a rigorous approach to market and site selection by utilizing new data resources, better analytics and consistent objective criteria, leading to strong and reliable performance of our new units.

Targeting Accelerated Unit Openings	Targeting 8-10 company-owned and 2-4 international franchise restaurants per year in 2022 and 2023, with 15% annual company-owned restaurant growth and continued international franchise growth thereafter.

New, Efficient Unit Formats	Capitalizing on conversion opportunities and targeting smaller footprint units with efficient space use and lower cost per square foot results in higher cash-on-cash returns and margin of safety for our investments.

Fogo Initiatives
Expanded Whitespace	Identified an expanded whitespace universe of over 300 domestic U.S. units offering 40%+ cash-on-cash returns, through a process focused on driving down our unit cost and improving site selection.

Expanded Menu and Broadened Dayparts	Offering a broader menu that features indulgent cuts and other premium items driving higher average check size and diversifying our end-use occasions, as well as new experiences such as Bar Fogo and Next Level Lounge.

Enhanced Marketing	Developed a sophisticated digital marketing and robust loyalty program with personalized marketing that resonates with younger audiences and drives occasions and traffic.

Capital-Light International Growth	Established a growing, capital-light franchise model across multiple countries and continents with a strong pipeline.

Reduced Exposure to Brazil	Brazil exposure limited to only % of Total Revenue as of LTM 10/3/2021.

We believe that these enhancements, combined with Fogo’s enduring value drivers, together supported by an expanded development pipeline exhibiting these same characteristics, has robustly positioned our long-term sustainable growth algorithm domestically and abroad.

Our Financial Performance

These core tenets and initiatives had driven consistently strong financial results before the COVID-19 pandemic, and exceptional results as we have rebounded from the pandemic this year, as illustrated by the following:

Note: Growth rates are in comparison to respective 2019 periods

Brand Resilience During COVID-19 and Acceleration Thereafter

At the onset of the COVID-19 pandemic, we responded quickly to nationwide government mandated restaurant closures in March 2020 by first taking care of our team members and feeding those most in need in our communities. We launched our technology-based off-premise revenue and expanded catering platforms to enable our stores to remain open and functional, albeit at lower revenue levels. Both platforms have become important and permanent offerings as new channels of revenue. While we had to furlough many of our team members, we consistently communicated with them and offered them incentives to return as government-mandated restrictions were lifted, and we were nearly fully staffed back to 2019 levels by October 2020, staying well ahead of our capacity restrictions. At the same time, we kept the vast majority of our gaucho chefs and all of our managers and sales managers fully employed to ensure business continuity, successful off-premise capabilities, and to have the ability to ramp back aggressively once capacity restrictions were lifted. We began reopening restaurants in May 2020, introducing our 12 safety promises that exceeded the CDC requirements, providing a safe environment for our team members and guests.

As we re-opened, our coordinated efforts, focused on bringing nearly all of our team members back to work and fully re-staffing our restaurants, allowed us to deliver a “journey back to joy” experience for our guests. During this time, we created significant outdoor dining capacity where possible to help mitigate the indoor dining restrictions still in effect. We launched an all-day happy hour and enhanced our “Indulgent Platform” to “lead with joy while reassuring with safety.” At the same time, we secured over $50 million in available third-party debt funding to provide enhanced operating flexibility and growth capital, renegotiated most of our leases and improved structural rents by over $1.5 million annually. We believe that many of our responsive efforts to the COVID-19 pandemic have already materialized through improving financial results, as illustrated by our recent monthly same store sales and earnings evolution in 2021.

We moved quickly to prepare the openings of an estimated six new company-owned sites in 2021, and to add significantly to an already robust new restaurant opening pipeline with 8-10 company-owned and 2-4 international franchise restaurants planned per year for 2022 and 2023. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

Our New Restaurant Performance

Restaurants opened with our improved development strategy under private ownership have performed exceptionally well, and provide us with strong conviction in the potential of our current new restaurant pipeline and our longer term growth ambitions. These restaurants that opened in 2018-19 generated an average seasonally annualized cash-on-cash return of 48% in their first full year of operation, significantly exceeding our minimum cash-on-cash return hurdle of 40%, and have done so in less than three years, representing the typical timeline for our units to reach fully-stabilized levels of performance. Outperformance in these units has continued to accelerate, with these units generating average annualized cash-on-cash returns of        % for the last six months from April X, 2021 to October 3, 2021. Furthermore, our                new units opened in 2021 as of October 3, 2021 are off to a strong start, delivering average weekly sales that are ahead of expectations.

The chart below depicts the cash-on-cash returns for our restaurants opened during the 2015 to 2018 period, as compared to our restaurants opened in the late-2018 to 2019 period.

Our Competitive Strengths

Authentic, Experiential Dining

Fogo provides guests with authentic experiences and the opportunity to discover something new at every turn. Our concept is centered on the wide range of freshly grilled, premium meats carved tableside, providing guests with the optionality to set the pace, portion, variety and temperature of their meal. These fire-roasted cuts are accompanied with continuous visits to the “Market Table” and hot, seasonal sides dishes, all offered for a single price. Our main offerings feature a variety of simply seasoned meats including Brazilian style cuts of beef such as fraldinha (bottom sirloin) and picanha (top sirloin cap), our signature steak, as well as premium cuts such as filet mignon and ribeye, complemented by lamb, chicken and pork. On a typical day in our restaurants, guests can choose from as many as 14-16 different meat options. Our chefs serve each cut within moments of being removed from the grill, in a manner designed both to enhance the tenderness of each slice and meet our guests’ desired portion size and temperature. Our Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, is immediately available once our guests are seated.

In recent years, we have expanded our menu options in a number of ways designed to cater to a wider range of guests and occasions. For guests preferring lighter fare, or a vegetarian option, we offer à la carte seafood entrées and appetizers, a Market Table only option and a selection of sharable plates. And for those wishing to indulge, we now feature premium à la carte options to share with the table including dry-aged Tomahawk Ribeye and Wagyu steaks as well as appetizers such as seafood towers. These additions have also enabled us to drive positive “mix” in our same store sales growth as guests add incremental items to their checks. Our menu has been enhanced by a renewed focus on our wine list and a full bar (Bar Fogo), which offers a selection of seasonal cocktail innovations and Brazilian-inspired cocktails such as the caipirinha, or the caramelized pineapple old fashioned.

Our gaucho chefs, skilled artisans who we train in the centuries-old culinary art of churrasco and the culture of Southern Brazil, are central to our ability to maintain consistency and authenticity throughout our restaurants. We utilize a continuous style of service, where our team members focus on anticipating guests’ needs by curating their dining experience with new discoveries on every visit. Our gaucho chefs engage with guests at their table, learning each guest’s specific preferences and tailoring their dining experience accordingly. In addition to providing an entertaining and interactive experience, our continuous service allows our guests to control the entrée variety, portions and pace of their meal, which maximizes the customization of their experience, value and the satisfaction they receive from dining at our restaurants. We believe our authentic, experiential dining built around our gaucho service model, distinct flavors and variety of cuisine are critical in driving guest visits to our restaurants.

Award-Winning Concept Appealing to a Broad and Attractive Customer Demographic with a Compelling Value Proposition for All Occasions

The combination of our high-quality cuisine, differentiated dining experience and approachable price points of our dayparts, including our prix fixe, all you can experience dining options, leads our restaurants to appeal to wide demographic and socioeconomic groups. Fogo provides guests with authentic experiences and the opportunity to discover something new at every turn, which are key drivers of dining frequency among our core demographics. The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with the high-growth Millennial and Gen Z demographics, who collectively represent 73% of our guests based on a 2018 survey, providing a strong foundation to continue driving positive traffic growth for years to come.

Source: 2018 customer survey with total respondents (N=2,028).

In recent years, we innovated differentiated, new revenue platforms to drive frequency across consumer need states, including weekday lunch, dinner, weekend Brazilian brunch and group dining, plus Bar Fogo, full-service catering and takeout and delivery options. Whether our guests opt for our Picanha Burger starting at $8 or our signature The Full Churrasco Experience, where guests can sample a wide range of meat options and our Market Table starting at $54.95, our platforms provide our guests with an exceptional value compared to other restaurant concepts.

Our platforms provide guests a preferred venue for various dining occasions, including intimate gatherings, family get-togethers, business functions, convention banquets and other celebrations. Our revenue platform expansion has effectively generated new trial and increased frequency as evidenced by our six years of consecutive year-over-year traffic growth from 2014-2019, which has resumed in 2021 after the pandemic-impacted 2020.

Source: 2018 customer survey with total respondents (N=2,028).

Our restaurants have received numerous awards and accolades from critics and reviewers domestically and internationally. For example, we have been nationally recognized by Nation’s Restaurant News, The Wall Street Journal, Zagat and Wine Spectator Magazine, and we have received local and social media awards from outlets including Atlanta Magazine, Chicago Tribune, Dallas Business Journal and Houston Business Journal. Additionally, our restaurants are consistently ranked among the top dining options by reputable online reviewers such as Open Table, Trip Advisor and Yelp.

Unique Operating Model Drives Industry-Leading Unit Economics

Our business model is unique in multiple aspects that relate to margin. First, since our freshly grilled meats are in constant circulation, our customers can begin eating as soon as they sit down, which enables faster turns of our tables by eliminating such tasks as long time spent over menus or waiting for distinct parts of meals to be served. Second, our gauchos do more than simply take orders and serve the food – in addition, they butcher meat into the various cuts and then cook the meat, which reduces our labor cost compared to restaurants where the same functions are performed by distinct staff. Moreover, our simple fixed price menu results in less food waste, enables more efficient kitchen operations and provides us the flexibility to cope with food inflation by adjusting the protein mix.

Through the consistent execution of our unique business model, we are able to produce industry-leading restaurant-level profitability. For Fiscal 2019, our Food & Beverage and Labor costs (or “prime costs”) were 27% of revenue and 24% of revenue, respectively. Based on an internal survey of our public competitors in the full-service dining category, this level of prime costs as a percentage of Fiscal 2019 revenue was approximately 10 percentage points lower than peers, validating the economic advantage of Fogo’s service model.

Our business model continues to produce attractive unit volumes and restaurant contribution margins that drive industry-leading cash-on-cash returns, based on an internal survey of our public competitors in the restaurant segment. For Fiscal 2019, we generated AUVs of approximately $7.7 million and a U.S. restaurant-contribution margin of 29%. Our restaurants that had been open at least one full year as of December 29, 2019, generated an average cash-on-cash return of 43% in Fiscal 2019, improving meaningfully through the annualized six months ended third quarter of 2021 on the back of exceptional, record company performance.

(All costs as a percent of revenue)	Fiscal Year 2019	Annualized 26 Weeks Ended October 3, 2021 (2)
Average Unit Volume	$7.7mm	[$●mm]
Total Labor Costs	25%	[●%]
Food & Beverage Costs	27%	[●%]
Occupancy, Marketing & Other Costs	23%	[●%]
U.S. Restaurant Contribution Margin	29%	[●%]
Cash-on-Cash Return (1)	43%	[●%]

Notes:

(1)	Cash-on-cash return by dividing our restaurant contribution by the sum of our initial investment costs and subsequent remodel costs (net of pre-opening costs and tenant allowances).
(2)	Figures above are annualized by taking the figures for the last six months ended 10/3/2021 and multiplying by two.

Proven Portability and Consistent Performance Across Geographies in the U.S. and Abroad

Our concept works nationwide, across suburban, metro and urban markets. Such portability is proven by consistent AUV and margin performance across regions.

Due to the broad appeal of our brand and the universality of the appeal of grilled meats, the diversity of our guest base, the variety of occasions served and the traffic generated by our restaurants, our concept is an attractive and desirable tenant for real estate owners. Landlords and developers, both in the United States and internationally, often seek out our restaurants to enhance their tenant mix and drive traffic in their developments. Our restaurants that opened prior to Fiscal 2019 attracted, on average, approximately 129,000 guests per restaurant in Fiscal 2019, which we believe, based on an internal survey of public fine-dining competitors, is approximately 60% more guests per restaurant than those competitors on average. Our consistent AUVs and margin performance, brand recognition and relatively high guest traffic position us well to obtain prime site locations with favorable lease terms, which enhances our return on invested capital.

Experienced Leadership

Our tenured senior management team has extensive operating experience with an average of over 26 years of experience in the restaurant industry. We are led by our CEO, Barry McGowan. Mr. McGowan first began working with Fogo de Chão in 2013 as COO where he drove key platform creation such as unique dayparted menus for Weekday Lunch and Brunch, Bar Fogo, Appetizers, Market Table branding and Group Dining expansion, and increased our focus on hospitality, driving traffic and in-restaurant execution. Soon after we went private, Mr. McGowan was appointed as our CEO and has guided the growth of our company in comparable store traffic, revenue and Adjusted EBITDA, and our ongoing transformation, including via the expansion of revenue and innovation platforms, the re-engineering and upgrade of our development process, and the growth of our global restaurant footprint including the acceleration and significant expansion of our new restaurant pipeline and the inception of our international franchising business model. Mr. McGowan leads a team of dedicated, experienced restaurant professionals who are equally passionate about Fogo, including Tony Laday, our CFO, Rick Lenderman, our COO, Selma Oliveira, our Chief Culture Officer, Andrew Feldmann, President of International Franchise Development and Blake Bernet, our General Counsel.

Our Growth Strategies

We plan to continue to expand our restaurant footprint and platforms to drive revenue growth, improve margins, enhance our competitive positioning and continue to delight our diverse customer base by executing on the following strategies:

Grow Our Restaurant Base in the U.S. and Abroad

We are in the early stages of our growth with our 57 current restaurants, 45 of which are in the United States. We believe our concept has proven portability, with consistently strong AUVs and cash-on-cash returns across a diverse range of geographic regions and real estate settings. Based on internal analysis and a study prepared by eSite, we believe there exists long-term potential for over 300 total sites in the United States. We also believe there is potential for an additional 250 restaurants internationally, with further upside from the opportunity to expand into airports and other non-traditional sites. Through the broad appeal of our differentiated concept, improved unit economic model and enhanced real estate strategy lowering overall investment costs, we believe we can meet the same return hurdles in smaller trade demand areas than in the past, and do so more predictably, which has expanded our overall whitespace of new restaurants which meet our high return hurdle.

Our current restaurant investment model targets an average cash investment of $3.5 million per restaurant, net of tenant allowances and pre-opening costs, assuming an average restaurant size of approximately 8,500 square feet, an AUV of $6.6 million or $776 of sales per square foot and a cash-on-cash return in excess of 40% by the end of the third full year of operation. On average, our base of 39 company-owned restaurants opened for a full year as of December 31, 2019 are performing well in excess of our return target, generating cash-on-cash returns of        %, improving further on average through the six-month annualized period ending third quarter of 2021.

The strength of and thesis behind our improved development model is supported by the results of units opened thus far under it. These units are currently outperforming with respect to AUV, sales per square foot and cash-on-cash returns, despite these stores each being open for less than three years, representing the typical timeline for our stores to reach fully-stabilized levels of performance.

Our primary focus is a disciplined company-owned new restaurant growth strategy primarily in the United States in both new and existing markets where we believe we are capable of achieving sales volumes and restaurant contribution margins that generate attractive cash-on-cash returns in excess of our return hurdle. We plan to open eight restaurants during Fiscal 2021, which includes six company-owned restaurants, and two franchise restaurants in Mexico. In 2022 and 2023, we plan to open 8-10 company-owned and 2-4 international franchise restaurants per year, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

We plan to grow in international markets through continuation of our new franchise strategy, while simultaneously pursuing the opportunity to enter into airports and other non-traditional sites. We believe our high-quality food offering at an affordable price point served in an experimental setting will be received as well in international markets as it was when Fogo first expanded from Brazil to the U.S. in 1997, and as evidenced by the growth of our current franchising program in the Middle East and Mexico and the strong interest demonstrated by our franchise opportunity pipeline. We also believe both domestic U.S. and international airports represent a compelling, natural extension of our brand proposition opportunity given the immediacy of our dining model, rapid table turns, high quality of our food and reputation of our brand.

Continue to Grow Our Traffic and Comparable Restaurant Sales

Unlike many of our peers in the sit-down restaurant category, we consistently grew our traffic for six consecutive years prior to the COVID-19 pandemic. Our strategy is to build traffic with trial, new occasions through continuous culinary and bar innovation that build frequency, enhance our guest experience with add-on sales and then evaluate price increases (in line with inflation) by location to continue to maintain our strong value proposition vs. our peers.

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Continue to Innovate Food and Beverage. We introduce innovative items that satisfy evolving consumer preferences and broaden our appeal, increasing the number of occasions for guests to visit our restaurants. To expand our value proposition, we introduced “added-value items” to The Full Churrasco Experience, such as our Bone-in Ribeye, Porterhouse or NY Strip and add-on “indulgent items,” such as Wagyu and Dry-aged Tomahawk Ribeye, center cut Cauliflower Steak (a vegan entrée), as well as affordably priced items like our $8 Picanha Burger. We have also introduced new beverages, such as our Passion Fruit Mimosas to appeal to our Bar Fogo brunch guests, among others. The expanded menu with the above items has increased our average check size. Finally, we plan to continue our menu innovation by introducing more seasonal and indulgent dishes.

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Expand Dayparts. We continue to drive comparable restaurant sales growth through expanding the dayparts offered at our restaurants. In 2015, we introduced dayparted menus with varying price points for additional occasions, such as weekday lunch, weekend brunch, dinner and special occasions to provide additional optionality to our guests and increase traffic in our restaurants. Additionally, our recently expanded Bar Fogo platform drives incremental day-part opportunities and features a more casual way to experience Fogo de Chão via small and sharable plates served at the bar, in addition to All Day Happy Hour and Cellar Selects in the dining room and bar.

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Further Grow Our Large Group Dining Sales. We believe our differentiated dining experience, broadly appealing menu, flexible restaurant layout, speed of service and compelling value proposition makes us a preferred destination for group dining occasions of all types. Our Group Sales managers covering all our restaurants have recently expanded their outbound targeting to include both in-dining occasions and off-site catering, which we believe will generate significant momentum in group sales growth.

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Accelerate Our Investment in Marketing. Beginning in 2018, we accelerated our investments in marketing, social engagement and advertising to drive guest trial and frequency by identifying media white space and seeking to expand our share of voice. We communicate new marketing initiatives through an ever-changing, layered media mix that reaches guests with emerging, predictive media (streaming video and audio, digital, social, podcasts), traditional media (TV, radio, print and out of home) and earned media (public relations and social buzz), with the intent to increase brand awareness. Our media mix, creative messaging and social engagement have resulted in strong ad completion and response rates, trackable year-over-year revenue growth and top quadrant community size, net sentiment and brand passion scores across social platforms. We will continue to harness word of mouth and e-mail marketing and grow our social media fan base through social engagement, unique promotions and rich content that reward loyalty and increase guest engagement with our brand. In addition, we intend to launch a curated loyalty program in 2022.

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Remodel Select Restaurants. We will continue to opportunistically remodel our restaurants to enhance the guest experience, highlight our brand attributes and encourage guest trial and frequency. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions and innovation platforms to maximize sales per square foot.

Improve Margins by Leveraging Our Infrastructure and Investments in Human Capital

To better support our future growth and improve our operations and management team, we have invested in and fine-tuned our SG&A cost structure. We created new management positions in key functional areas to drive future growth initiatives including new restaurant site selection and analysis, new restaurant design, group dining, product innovation, procurement, international franchise development and in-restaurant employee training. We concurrently promoted several of our top performing managers to elevated positions in the organization. In addition, we have repurposed costs and implemented initiatives in our restaurants to improve quality, labor productivity and lower waste, which are designed to further enhance restaurant profitability and the guest experience. We have made substantial investments in our IT systems, which we expect to drive operational efficiency and greater margins through the use of labor productivity and training tools and improved guest frequency through the development of our loyalty and media platforms. We believe that improving our margins through both IT and restaurant infrastructure as well as human capital investments is a key driver of our future profitability growth, and these investments will drive operating leverage as our revenue grows.

Restaurant Management and Operations

Restaurant Organizational Structure

Each restaurant typically employs an average of approximately 90 people, including gaucho chefs, servers, bussers, and kitchen staff, bartenders, catering/off-premise staff, as well as other operating personnel. Our gaucho chefs butcher, prepare, fire-roast and serve all our meats. Each restaurant has a general manager and an assistant general manager, and half of our restaurants in the United States employ a second assistant manager. To promote authenticity, continuity of the churrasco culture and improved operations, many of our team members holding management-level positions and our general managers are former gaucho chefs.

We emphasize a culture of collaboration within the management of our restaurants to facilitate the continuous development of “best practices” regarding guest service, cost control and growth opportunities. In general, our general managers meet each week to discuss performance and opportunities for improvement.

Our Gaucho Chefs

Our highly-trained and skilled gaucho chefs perform a combination of “back-of-the-house” and “front-of-the-house” duties. The skill set required to perform as one of our gaucho chefs illustrates the importance of the position in our organization. Our gaucho chefs have all been trained in the culinary art of churrasco, and they not only butcher, season and cook the meats, but also serve our guests, facilitating a curated guest experience by building rapport with our guests and anticipating their needs in order to create a lively and appealing guest experience.

We maintain very high standards for the gaucho chef position. Once selected, the team member must successfully complete an apprenticeship program, which primarily consists of on-the-job training, and is augmented by a program of continuous training and mentoring after qualification as a gaucho chef. We credit our stringent hiring and intense training practices for our ability to deliver a consistent and authentic experience to our guests, which we believe differentiates us from our competition. These practices have also resulted in strong retention rates in our restaurants, with our gaucho chefs having been employed with us for an average of over four years, our restaurant general managers over ten years, our area directors over 17 years and our regional directors over 27 years.

Our Dining Experience

Our restaurants aim to continually innovate to delight both “food explorers” and guests seeking a unique dining experience grounded in authentic Brazilian cuisine of simply prepared meats cooked over an open flame, wholesome and seasonal ingredients, and South American spirits and wine.

The Full Churrasco Experience allows our guests to experience a variety of high-quality meats and our Market Table. We feature a variety of carefully cooked and simply seasoned meats including Brazilian style cuts of beef such as fraldinha (bottom sirloin) and picanha (top sirloin cap), our signature cut of steak, as well as premium cuts such as filet mignon and ribeye, complemented by lamb, chicken, and pork.

We place on the table beside each guest a two-sided medallion with one side red and one side green. When a guest is ready to begin enjoying the various selections of meat they simply turn the medallion to green. This signals our gaucho chefs to visit that table and offer whatever cut of meat they are serving. Guests can pause the service at any time by turning the medallion to red and then back to green when they are ready to try additional selections, and can communicate to our gauchos any specific cut of meat they prefer. The medallion allows customization so the guest can control the pace and choice of meats. Each cut is carved customer by customer, slice by slice, by our gaucho chefs in a manner designed to both enhance the tenderness of each slice as well as meet our guests’ desired portion size and temperature. For those wishing to indulge, we now feature premium à la carte options to share with the table including dry-aged Tomahawk Ribeye and Wagyu NY Strip.

To complement our meat selection, our guests continuously visit the Market Table, and a variety of side dishes are brought to each table and replenished throughout the meal. For guests preferring lighter fare, we offer à la carte seafood entrées and appetizers, a Market Table only option and a selection of sharable plates. Our Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, is immediately available once our guests are seated.

Our menu is enhanced by an award-winning wine list emphasizing South American wine and a full bar with a selection of Brazilian-inspired cocktails such as the caipirinha, or the caramelized pineapple old fashioned. Our restaurants also offer a selection of traditional and modern desserts.

Site Selection and Development

New Restaurant Development

We have optimized our site selection process through the rigorous use of data analytics, consistent site evaluation criteria, and the adoption of designs that are more efficient in terms of space use and that enable lower buildout costs. As a result of our improved development model, our pursuing smaller restaurant square footage and lower overall investment costs, we believe we can meet the same strong return hurdles in smaller trade demand areas more predictably, which meaningfully expands our overall whitespace. We plan to open eight restaurants during Fiscal 2021, which includes six company-owned restaurants in the U.S. and two franchise restaurants in Mexico. In 2022 and 2023, we plan to open 8-10 company-owned and 2-4 international franchise restaurants per year, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

Based on internal analysis and a study prepared by eSite, we believe there exists long-term potential for over 300 total sites in the United States, due to the broad appeal of our differentiated concept, industry-leading cash-on-cash returns, flexible real estate strategy and improved development and operational model. Our concept has proven portability, with strong AUVs and cash-on-cash returns across a diverse range of geographic regions, population densities and real estate settings. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions, and innovation platforms to maximize sales per square foot in future development of new sites.

There is no guarantee that we will be able to increase the number of our restaurants. We may be unsuccessful in expanding within our existing or into new markets for a variety of reasons described herein under “Risk Factors,” including competition for guests, sites, team members, licenses and financing.

Our Enhanced Market and Site Selection Process

We use a combination of our internal development team as well as a national real estate broker interfacing with local networks in our target markets to identify and assess potential sites for new restaurant development. Our in-house real estate team has over 50 years of combined experience with a wide range of national restaurant brands. We utilize sophisticated analytical tools designed to uncover characteristics that we believe drive successful restaurant openings. Since 2018, we have utilized our improved site selection process to enhance planning by focusing on rigorous use of data analytics and consistent site evaluation criteria.

Our criteria for evaluating market expansion opportunities include total population and population density, guest demographics, total designated market area restaurant sales, gross domestic product per capita, labor force and unemployment rates, availability of premier site locations, proximity to hotels and convention centers, competition penetration and projected unit economics, among other things. We seek out locations with high average household income and commercial density as well as traffic drivers such as high daytime population and proximity to luxury hotels, meeting spaces and airports and sites with a strong mix of retail co-tenancy.

Our real estate process is led by our internal development team, which is an executive team comprised of senior management and members of our real estate team. The internal development team meets periodically to review new site opportunities and recommends new locations to a committee of our board of directors for approval. Once a location has been approved by the committee, we begin a design process to align the characteristics of the site to our brand attributes.

Restaurant Design

We place significant emphasis on the unique design and atmosphere of our restaurants. Each of our restaurants has a unique layout to optimize available space, and we have a flexible restaurant design. This flexibility enhances our growth opportunity, since our concept performs well in a diverse range of property types, building sizes and locations from high-density urban to less dense suburban markets with either in-line or freestanding building types. All of our restaurants share similar design elements, including our choice of color palette, imagery and decor, which create a luxurious, experiential concept that is approachable by diverse consumers. Some of our restaurant design features include:

•	our Market Table displays fresh and seasonal foods to complement our offering of meats;

•	our peninsula grill, meat locker and butchery, features of our newest units, prominently display cuts of meat at various stages of preparation;

•	wine walls remind our guests of our South American-inspired wine list;

•	lounge and banquette seating in our bars to encourage lingering at the bar;

•	patios for al fresco dining; and

•	flexible semi-private and private dining for group dining experiences.

In addition, in 2020 we launched our Next Level Bar program with renewed focus on bar training, staff knowledge education and premium products. Our new restaurant design includes our recently expanded Bar Fogo platform featuring a more casual way to experience Fogo de Chão via small and sharable plates served at the bar.

Restaurant design is handled by our in-house team utilizing in-house resources as well as local third-party architects in the markets where we develop restaurants. In designing our restaurants, our goal is to provide guests with an open, interactive layout that complements the continuous style of service provided by our gaucho chefs, while allowing for a fluid and dynamic setup and providing flexibility to accommodate large groups. Because of the simplicity of our back-of-house operations, we are able to dedicate more floor space for the seating area than some of our competitors, thereby optimizing our restaurant locations and improving revenue per square foot.

Construction, Conversion and Remodeling

Restaurant construction is overseen by our construction team, which includes our Chief Development Officer and our in-house construction manager. Construction of a new restaurant in the United States typically takes approximately four to six months. We generally construct restaurants in in-line leased retail space or free-standing buildings on leased properties. Our restaurant investment model targets an average cash investment of approximately $3.5 million per restaurant, net of tenant allowances and pre-opening costs assuming an average restaurant size of approximately 8,500 square feet, an AUV of $6.6 million or $776 of sales per square foot and a cash-on-cash return in excess of 40% by the end of the third full year of operation. The strength of and thesis behind our improved development model is supported by the results of units opened thus far under it, which are currently outperforming with respect to AUV, sales per square foot, and cash-on-cash returns, despite these stores each being open for less than three years, representing the typical timeline for our stores to reach fully-stabilized levels of performance.

Our flexible real estate strategy involves not only construction of new restaurants but also conversion opportunities of spaces already built for restaurant concepts to achieve lower capital expenditures on new builds that span over shorter amounts of time.

A significant portion of our efforts is on conversion opportunities of spaces already built for restaurant concepts, with high visibility, a strong mix of retail co-tenancy and gravity based on mobility data. As a result, we have reduced capital expenditures on new-builds by 30% to 40% in new restaurants opened in 2018-2019 compared to our average capital spending on new restaurants in 2015-2018. This new approach has allowed us to achieve cash-on-cash returns exceeding 40% in 2020 and payback periods for new-build capital expenditures of less than 22 months. For example, our Irvine, California location, which was a conversion of a prior restaurant site that opened in October 2019, achieved capital expenditures 54% lower than realized on restaurants opened in 2015-2018 and generated a cash-on-cash return of 55%.

We will continue to opportunistically remodel our restaurants to enhance the guest experience, highlight our brand attributes and encourage guest trial and frequency. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions, and innovation platforms to maximize sales per square foot.

International Strategy

Although we operate company-owned restaurants in Brazil, we initially began to expand internationally in large cities through a joint venture strategy, which we recently converted during Fiscal 2021 to a franchise growth strategy. We believe that attractive opportunities for opening new restaurants exist in large cities and business centers in many international markets including in particular South America, Central America, Asia, Canada and the Middle East. We believe that utilizing a franchise model to pursue such opportunities will allow us to expand our brand with limited capital investment by us while leveraging the local know-how of our franchise partners. We expect to soon open our seventh and eight restaurants under the franchise model in Acoxpa and Monterrey, Mexico. In addition, once international travel resumes to historical patterns, we plan to grow in international markets by additionally focusing on airports.

Properties

As of July 4, 2021, we operated 44 restaurants in the United States and 6 restaurants in Brazil, and we have franchised 4 restaurants in Mexico and 2 restaurants in the Middle East. Since July 4, 2021, we have opened one additional company-owned restaurant in Albuquerque, New Mexico. Among our company-owned restaurants, our sites have historically ranged in size from approximately 7,000 to 16,000 square feet, with seating for 200 to 500 guests. Going forward, based on the development and construction plans of our enhanced model, we plan to open restaurants that will range in size from approximately 7,000 to 10,000 square feet per site and may vary depending on site-specific opportunities.

All of our company-owned restaurants are operated under leases, although two of our restaurants are owned by subsidiaries of the Company and are leased by operating subsidiaries of the Company. Our leases generally have initial terms of between 10 and 20 years and can be extended only in five-year increments. All of our leases in the United States require a fixed annual rent, and many require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases at our option.

In addition, we lease approximately 25,000 square feet of office space in Plano, Texas which we use as our corporate headquarters. This lease expires in 2027, with options to renew the bulk of such space until 2047.

The number of restaurants we own, lease and franchise as of July 4, 2021 are set forth below:

State or Country	Owned Sites	Leased Sites	Franchised Sites
Arizona		1
California		6
Colorado		2
Florida		3
Georgia		2
Illinois		3
Indiana		1
Louisiana		1
Maryland		2
Massachusetts		1
Michigan		1
Minnesota		1
Missouri		1
Nevada		1
New York		3
Oregon		1
Pennsylvania		3
Puerto Rico		1
Texas	2	5
Virginia		1
Washington		1
Washington, D.C.		1
Brazil		6
Mexico			4
Middle East			2
Total	2	48	6

Marketing and Advertising

Our marketing goals are to:

•	Increase same store sales by building awareness to attract new guests;

•	Increase frequency (return visits) of existing guests;

•	Support new restaurant openings to achieve sales and profit goals; and

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Communicate and promote brand positioning as a leading restaurant of culinary discovery through our focus on experiential occasions, innovative cuisine, curated service and commitment to authentic hospitality.

All advertising is coordinated by our corporate office. We utilize layered media channels to create awareness and drive trial of the brand. These channels may include highly targeted, data-driven online media (social, digital, streaming video and audio), offline media (TV, radio, print and out of home), and earned media (public relations, influencers, social buzz) as well as local restaurant marketing. Our online media leverages first and third-party data sources to efficiently target existing and potential guests based on behaviors, proximity and predictive analytics. Other areas of marketing include loyalty programs, promotions and events to expand awareness and frequency.

Social Media

Beginning in 2018, we accelerated our investments in marketing, social engagement and advertising to drive guest trial and frequency by identifying media white space and seeking to expand our share of voice. We communicate new marketing initiatives through an ever-changing, layered media mix that reaches guests with emerging, predictive media (streaming video and audio, digital, social, podcasts), traditional media (TV, radio, print and out of home) and earned media (public relations and social buzz), with the intent to increase brand awareness. Our media mix, creative messaging and social engagement have resulted in strong ad completion and response rates, trackable year-over-year revenue growth and top quadrant community size, net sentiment and brand passion scores across social platforms. We will continue to harness word of mouth and e-mail marketing and grow our social media fan base through social engagement, unique promotions and rich content that reward loyalty and increase guest engagement with our brand. In addition, we intend to launch a curated loyalty program in 2022.

Local Restaurant Marketing

A key strategy utilized by our management teams at the local level is to maintain strong relationships with influencers and decision-makers within the trade area, including concierge desks at key area hotels, members and attendees at convention and visitor bureaus, property managers, office managers and more. Our Sales Managers lead outreach and event marketing for both dine-in and offsite sales opportunities. Our teams host networking events with chambers and associations to create awareness and goodwill among community organizations, in addition to hosting guest-based events to drive awareness and trial of new revenue platforms.

New Restaurant Openings

New restaurants are supported first by hiring a dedicated sales manager to develop personalized relationships with local businesses, corporate accounts, hospitality networks and more. Additionally, we hire a local public relations firm to assist in introducing the brand to the market and promoting the brand through media relations. We support every opening with a pre- and post-media plan to generate demand, interest, trial and repeat visitation. We develop online and offline media plans based on local gravity centers, mobility data and competitive usage, which are then optimized weekly based on response rate and ramp.

Group Sales

We believe our restaurants are preferred group dining venues because of the quality and variety of our menu offering, the efficiency of our service model in handling large groups and our attractive private dining areas. Every restaurant has a dedicated Sales Manager who prospects for new business with local businesses and organizations and works with existing guests on larger event planning. We define large groups as reservations with more than 15 guests, and off-site events that serve more than 15 people.

Talent Acquisition, Training and Leadership Development

Our senior management team is steeped in our long-standing culture of hospitality and our distinctive churrasco heritage, which culture is a significant driver of our ability to retain and attract talent. Our talent management begins with attracting, selecting and training talent that aligns with our values. We believe this approach has been a cornerstone of our success and we continue to focus on our training efforts to ensure our brand standards are maintained globally. Our talent strategy is focused on three core tenets, underpinned by a technology-based platform and web-based tools, including:

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Selection, On-Boarding and Cultural Immersion. We take a balanced approach on selection by attracting and developing like-minded, guest- and hospitality-focused leaders for future management needs. All leaders at all levels of our organization are immersed in the culture and heritage of the culinary art of churrasco.

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Competency-Based Learning. After passing an interview and selection process, prospective managers must be certified through an 8- to 12-week in-restaurant management development program. During the onboarding process, newly promoted or hired leaders learn all of the functional positions in the restaurant and develop strong guest-oriented management routines. Training takes place in one of our training restaurants. All of our team members, irrespective of level in the organization, are coached and developed in the competency their role requires and are certified through an internal validation process.

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Next Level Leadership. We continue to identify future leaders through our rigorous succession-management process and develop tailored, competency-based development action plans in partnership with direct supervisors at every level of our organization. Our learning and development platforms continue to track development action plans to ensure our Fogo team members are prepared to meet current and future needs.

Our learning and development platforms are web-based and are delivered with interactive content that engages users and tests for retained knowledge. This video-based approach allows us to deliver our learning and development platforms in multiple languages and maintain version control, keeping learning consistent internationally as we continue to develop new content.

Menu Innovation and Purchasing

Our menu innovation begins with focused, seasonal procurement that keeps our menu on-trend, maintains our affordable price positioning and seeks to minimize our food waste. Since our menu does not require exact menu specifications, we are able to innovate utilizing high-quality seasonal items to continually introduce new products while achieving the best available price for a range of proteins, including beef, chicken, lamb and pork, as well as Market Table ingredients. This advantage allows us to shift the mix of our ingredients to offset inflationary pressure and optimize the cost of the basket of products we deliver without compromising the guest experience. We believe our innovative Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, drives not only frequency across day parts from our broad and diverse guest community by delivering an excellent guest experience, but also improves flexibility and optimizes costs.

As evidence of our ability to manage our food costs without compromising our guest experience given our unique operating and service model, our food and beverage costs as a percentage of revenue decreased from 28.4% in the fiscal year ended December 30, 2018 to 27.8% in the fiscal year ended December 29, 2019, despite a 2.2% increase in beef prices over the same period.

In addition, we have flexibility in the type and weights of proteins we purchase and serve, which helps us to manage our food costs. We have national supplier arrangements in the United States ranging from three months to one year depending on the product and season. We monitor contracts monthly, and shift the mix of our products served to respond to changes in pricing, thus optimizing the cost of the ingredients we offer in our restaurants. Finally, management of food waste through proper training and procedures at the restaurant level represents another lever through which we control our food costs given our prix fixe menu.

Quality Control & Transparency

We focus on supply chain transparency and partner with large suppliers like US Foods, which is a significant supplier of meat, because of their scale and capacity to implement and maintain traceability and transparency of their supply chain.

We maintain strict quality standards at our restaurants. Each team member is expected to adhere to these standards, and it is the responsibility of the general managers and the gaucho chefs to ensure that these standards are upheld. We are committed to providing guests with high quality, fresh products and superior service. Through the use of our training programs, extensive experience requirements for our gaucho chefs and our commitment to hiring and developing staff, we are able to maintain high standards and guidelines for all menu items across our restaurants. Similarly, we rely on a quality assurance team to conduct regular, comprehensive audits of our suppliers to ensure we are offering our guests high-quality products.

Management Information Systems

We leverage technology to minimize friction for our guests and team members, to build knowledge for improved guest acquisition and frequency, site selection, and to improve our profitability with enterprise-wide training and functional tools. Our technology platforms provide guests with simple ways to locate, visit, reserve, purchase, review and share feedback with us and their peers. We leverage this information to optimize planning of investments in real estate, operations, forecast financial results, and guest satisfaction.

In the restaurants, we use leading technology platforms to manage the flow of guests from the door to the table while offering Wi-Fi in exchange for email addresses and optional sign-up to our loyalty program. We enable management to attend to our guests while being able to monitor real-time metrics on the performance of the restaurant and anticipate arrival of new guests. The team members are enabled with leading edge point of sale systems to capture labor hours, meal-breaks, and guest requests with speed and precision. Much of this data flows real-time to leadership to enable in moment decisions to optimize results. All data is collected early the next business day and enables analytics and reporting for the enterprise.

We leverage data and analytics at scale on a daily, weekly, and monthly basis by leveraging machine learning and artificial intelligence to understand guest behavior and sentiment inside and outside of our restaurants and potential sites. We continue to improve our innovative analytic capabilities by partnering with leading data providers and cloud native technology along with a tight alignment between IT, Finance, Operations, Marketing, Development/Construction, and Supply Chain.

We are deploying self-healing infrastructure and edge devices to enable further utilization of empowering technology for the operations team and for the guests that continue to grow in usage of mobile devices from within the restaurants. Supply Chain, HR, Finance, and Marketing are empowered to deploy leading applications and process for operating the restaurant and engaging the consumer through these secure and highly available digital rails.

Human Capital

As of July 4, 2021, we had 4,217 team members, of which 3,930 were employed in the United States and 287 were employed in Brazil. Of the 3,930 team members employed in the United States, 3,875 were employed in our restaurants and 55 performed general and administration functions. None of our team members in the United States are currently covered by a collective bargaining agreement though some of our team members in Brazil participate in industry-wide trade union programs. We have had no labor-related work stoppages, and we believe our relations with our team members are good.

We rely on our ability to attract and retain talented team members. To attract and retain talent, we strive to maintain our culture and values, support an inclusive and supportive workplace, with opportunities for our team members to grow and develop, and maintain our structural labor advantages through a broader tip pool for a greater portion of our restaurant team members.

Maintaining our Culture. In our restaurants we train our gaucho chefs and team members in the centuries-old Brazilian cooking tradition of churrasco and the culture of Southern Brazil. Our gaucho chefs are central to our ability to maintain consistency and authenticity throughout our restaurants around the world. This skill and our focus on the value of inclusion and development form the foundation of our company and how we interact with one another and our guests. As such, we believe that diversity and inclusion are vital parts of our culture. We value and welcome team members from all walks of life to share their gifts and strengths while working in our restaurants. As a result, we are committed to attracting, retaining, engaging and developing a workforce that reflects the diversity of our guests and is committed to our values. Reflecting our emphasis on our team members and culture, each of our company-owned restaurants serves a daily Fogo Family Dinner to our restaurant team members before dinner service, which enhances morale, maintains familiarity with our offering and reinforces our culture among our team members.

Development. We motivate and develop our gaucho chefs and team members by providing them with opportunities for increased responsibilities and advancement. We provide numerous training opportunities for our team members, with a focus on continuous learning and development to provide a pathway and training to advance from entry-level jobs into management roles. In addition, our geographic footprint often allows us to offer our restaurant team members relocation options at similar roles when personal circumstances require it.

Broader Guest-Facing Workforce and Tip Pool. Since our gaucho chefs serve as butchers, chefs and server, the guest-facing tip pool in our restaurants reaches a greater proportion of our team members than in a typical restaurant, which we believe reinforces team cohesion and motivates our workforce. By providing our team members with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly-motivated managing and market partners.

In addition to salaries and our tip pool, we maintain other incentive programs (which vary by team member level) including, among other items, bonuses, stock awards, retirement savings plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, paid parental leave and various team member assistance programs. As a result of the pandemic, we provided increased benefits to our team members in the form of enhanced sick pay and accrued vacation benefits and also provided a premium holiday on health insurance.

Health and Safety. The health and safety of our team members is a top priority. In response to the pandemic, we implemented changes at our restaurants to help protect our team members and guests. This included providing personal protective equipment for our team members, adding hand sanitizer stations at each restaurant, and supplying each restaurant with a chemical sanitation sprayer. For the team members that continue to work on-site in our Support Center, we have implemented additional measures to ensure their safety including enhanced sanitation efforts and daily health and temperature checks. We believe we have been able to preserve our business continuity without sacrificing our commitment to keeping our team members safe during the pandemic.

Competition

Fogo de Chão competes with any restaurant concept where consumers gather together for great food, a setting for celebration and a desire for a true experience that goes beyond the food itself. The restaurant sector is highly competitive and we compete with both national concepts as well as local restaurants that are known in their specific region. However, we do not believe that there are many national concepts that offer the quality of the food and service we deliver and do so at the value we offer given much of our offering allows you to eat as much as you choose for a fixed price. Given our average check, we believe that we compete with concepts that are considered fine-dining or polished casual dining, such as Darden Restaurants or Texas Roadhouse, but also restaurant concepts that are leaders in the fast casual dining segment, such as Shake Shack. Please see “Risk Factors—General Risk Factors—We face significant competition from other restaurant companies, which could adversely affect our business and financial performance and make it difficult to expand in new and existing markets.”

Government Regulation

Our restaurants are subject to licensing and regulation by state and local health, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. Failure to obtain or retain food or other licenses would adversely affect the operations of restaurants. We maintain the necessary restaurant, alcoholic beverage and retail licenses, permits and approvals. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental, health and safety regulations. Federal and state labor laws govern our relationship with our team members and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, tips, tip credits and other working conditions.

Our restaurants are subject in each state in which we operate to “dram shop” laws, which allow, in general, a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. Please see “Risk Factors—Risks Related to Our Business and Industry—Our business is subject to extensive federal, state, local and foreign beer, liquor and food service regulations and we may incur additional costs or liabilities as a result of government regulation of our restaurants.”

Data and Privacy

We are subject to data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

The data protection landscape is rapidly evolving in the United States. For example, California has passed a comprehensive data privacy law, the CCPA, and other states including Virginia and Colorado have also passed similar laws. Additionally, the California Privacy Rights Act (the “CPRA”) was recently passed, which will impose additional data protection obligations on covered businesses, including additional consumer rights procedures and obligations, limitations on data uses, new audit requirements for higher risk data, and constraints on certain uses of sensitive data. The majority of the CPRA provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations.

In addition, the Federal Trade Commission (the “FTC”) and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that are unfair or deceptive. Because privacy and data security are critical competitive factors in our industry, we make numerous statements in our privacy policies and terms of service, and in our marketing materials, providing assurances about our privacy practices and the security of our systems. Any material misrepresentations, omissions or practice deemed likely to mislead consumers could trigger claims of misrepresentation or deceptiveness by the FTC, state Attorneys General, regulators and private litigants.

Environmental, Health & Safety Matters

We are subject to national, provincial, state and local environmental, health and safety laws and regulations in the U.S. and other countries in which we operate, including those concerning waste disposal, climate change, pollution, the presence, use, management, discharge, storage, handling, release, treatment and disposal of, and exposure to, hazardous substances and wastes and the clean-up of contaminated soil and groundwater, even in some cases where the owner or operator did not know of, or cause the contamination.

Intellectual Property

Our principal trademarks include Fogo, Fogo de Chão, Bar Fogo, Fogo Market, and our campfire design, which we have registered with the United States Patent and Trademark Office. We have also registered or applied for registration of the Fogo Express, Fogo Grill, Fogo de Chão Churrascaria Brazilian Steakhouse, Jorjão, Fogo to Go, The Gaucho Way of Preparing Meat marks, and various designs, as trademarks in the United States. In addition, we have registered or applied for Fogo de Chão, Fogo’s, Fogo Market, various Fogo and Fogo de Chão-formative terms, our campfire design, and other terms as trademarks in Brazil. Several of our principal and other marks and terms (including in foreign languages) are also registered or applied-for as trademarks in numerous foreign countries, including Mexico, the Kingdom of Saudi Arabia and the United Arab Emirates.

We believe that our trademarks, service marks, trade names and other intellectual property rights have significant value and are important to the marketing and reputation of our brand. An important part of our intellectual property strategy is the monitoring and enforcement of our rights in markets in which our restaurants currently exist or markets which we intend to enter in the future. We monitor international trademark registers to discover and oppose third-party trademark applications for confusingly similar trademarks to preserve and enhance the scope of protection for our brands.

We enforce our rights through a number of methods, including by sending cease-and-desist letters, instituting opposition or cancellation motions. We are aware of third-party restaurants with names similar to our trademarks in certain limited geographical areas such as Brazil and Illinois and are pursuing enforcement of our rights. However, we cannot predict whether steps taken to protect such rights will be adequate. See, e.g., “Risk Factors—Risks Related to Our Business and Industry—Any failure to obtain, maintain, protect and enforce our intellectual property rights could adversely affect the value of our business, including our brand.”

Legal Proceedings

We are currently involved in various claims, investigations and legal actions that arise in the ordinary course of our business, including claims and investigations resulting from employment-related matters. None of these matters, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not party to any material pending legal proceedings and are not aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations or cash flows.

MANAGEMENT

Set forth below is the name, age (as of January 3, 2021), position and a description of the business experience of each of our executive officers, directors and other key team members:

Name	Age	Position
G. Barry McGowan	56	Chief Executive Officer and Director
Anthony D. (“Tony”) Laday	55	Chief Financial Officer
Rick A. Lenderman	43	Chief Operating Officer
Andrew Feldmann	47	President of International
Selma Oliveira	64	Chief Culture Officer
Blake Bernet	57	General Counsel
Lawrence (“Larry”) J. Johnson	68	Director and Chairman of the Board
Renan Bergmann	67	Director
Hamish A. Dodds	64	Director
Lucas Flynn	42	Director
Craig S. Miller	72	Director
Julia A. Stewart	66	Director
Eytan Tigay	54	Director

Background of Executive Officers and Directors

Executive Officers

G. Barry McGowan has served as our Chief Executive Officer since 2019, and our Chief Operating Officer from 2013–2018. Mr. McGowan has over 30 years of experience in the restaurant industry, including more than 10 years with Brinker International. He served as Chief Operating Officer of Macaroni Grill from 2010 to 2013 and as President and Chief Executive Officer of Waterloo Restaurants from 2002 to 2010. With his prior experience, Barry brings a broad range of strategic leadership and operational knowledge to the company. Barry holds a B.S. in Hotel Restaurant Management from the University of North Texas and a Graduate Certificate in Finance from Southern Methodist University.

Anthony D. (“Tony”) Laday has served as our Chief Financial Officer since April 2014, overseeing Finance, Accounting, Supply Chain, Treasury, Investor Relations and Technology. Prior to that, Tony served as Vice President of Finance, Treasurer and Investor Relations of Brinker International from 2010 to 2013 where he previously was Senior Director of Financial Planning and Analysis from 2007 to 2010. Tony holds a B.A. in Business Administration and an M.B.A. from Southern Methodist University.

Rick Lenderman currently serves as Chief Operating Officer and oversees Domestic Operations, People and Learning & Development. Prior to this current role with the Company, Rick served as Chief People Officer and Vice President of Operations. When he joined the Company, Rick brought 17 years of restaurant experience, including as VP of People & Culture at PDQ Restaurants, HR leadership roles for KFC and Pizza Hut, and leader of the Global Division of HR at Brinker International. Rick holds an undergraduate degree in Latin American Studies from Brigham Young University and a Master’s degree in Adult Education & Organizational Development from Revans University – the University of Action Learning.

Andrew (“Andy”) Feldmann has served as our President of International since March 2018, directing global development and operations, including franchising. Prior to that, Andy served in several progressive roles starting in operations and eventually the position of SVP Marketing and Sales. Andy was previously a Senior Consultant with Arthur Andersen in their Real Estate and Hospitality Practice. Andy holds a B.A. in Economics from the University of Illinois at Champaign-Urbana with specialty coursework in marketing and hospitality. Additionally, he has received a Certificate in Urban Real Estate from the University of Illinois at Chicago, and Graduate Certificates in both Marketing and Finance from Southern Methodist University.

Selma Oliveira has served as our Chief Culture Officer since 2019, where she ensures our Brazilian culture remains central to every aspect of our global business. She actively recruits the best talent in her home country of Brazil and abroad to help source the leaders of tomorrow for international expansion. Prior to her current role, she held the position of Chief Operating Officer for 13 years, in addition to Director of Operations and General Manager. She previously worked for the Marriott Corporation from 1986 to 1998, holding several managerial positions. Mrs. Oliveira holds a degree in education from the Mackenzie Institute in Sao Paulo, Brazil.

Blake Bernet has served as our General Counsel since June 2020. Prior to joining the Company, Mr. Bernet spent 14 years with Corner Bakery and Il Fornaio, holding a variety of positions, including Chief Legal Officer and SVP of Development. Prior to that he spent 10 years at Brinker International, working principally with Corner Bakery in legal and development positions. Blake started his law practice with the law firm Jenkens & Gilchrist and holds a B.B.A. and a J.D. from Southern Methodist University.

Directors

Lawrence J. (“Larry”) Johnson Larry Johnson serves as Chairman of the Board of Fogo de Chão. He began his career as a corporate attorney with the international law firm Baker McKenzie – first in Chicago, then Rio de Janeiro, Brazil, and eventually launched the firm’s office in Dallas. While working and living in Brazil for over 25 years, Larry gained an appreciation for the country’s people, culture (he speaks fluent Portuguese), and upon experiencing Fogo de Chão for the first time, the culinary art of churrasco. Larry earned his way to Founding Partner of Baker McKenzie in Dallas in 1986, and then served as outside legal counsel to Fogo de Chão from 1996 to 2006. Larry’s determination to position Fogo’s business to thrive not only in the U.S., but as a global brand set him up well to serve as CEO from 2007 to 2019. Larry has a B.A. from Arizona State University and a J.D. from Southern Methodist University.

Renan Bergmann has been a member of our board of directors since 2018. Mr. Bergmann has served as CEO of multiple companies in Brazil and in the U.S., including Petropar Packaging and Terphane. Mr. Bergman also serves on the board of directors of Grupo Pão de Açucar, and served on the boards and committees of Via Varejo, SLC Agricola, FCC, Ranpak, Utex, Cia. Providencia, CCRR and Almatis. He is a chemical engineer with a master’s degree in nuclear engineering, and attended the Executive Program at The John E. Anderson Graduates School of Management - UCLA, and the Effective Boards program at Harvard Business School. Because of his extensive experience in leadership roles, and his knowledge of management and strategy, we believe Mr. Bergmann is well-qualified to serve on our board.

Hamish Dodds has been a member of our board of directors since 2018. From 2004 to 2017, as President and CEO for Hard Rock International, he oversaw all aspects of Hard Rock’s U.S. and worldwide businesses, growing the business to $4.3 billion in system revenues across 74 countries, including company-owned, joint venture and franchise cafes, bars, hotels, casinos and live music venues, all showcasing the world’s greatest collection of authentic music memorabilia. Prior to joining the Hard Rock team, Mr. Dodds served as CEO for Cabcorp from 2002 to 2003, and held senior positions with PepsiCo Beverages International, where he worked for 13 years gaining extensive international experience in finance, franchising, joint ventures and brand management from a number of senior roles in Europe, the Middle East, Africa and the Americas. Mr. Dodds serves on the board of directors of Dave and Busters Entertainment Inc. From 2011 to 2020, Mr. Dodds was an independent board director for Pier 1 Imports. Mr. Dodds holds an honorary doctorate, Business Administration and a Bachelor of Arts, Business Studies from Robert Gordon’s University in Scotland and is a Fellow member of the Institute of Chartered Management Accountants. Because of his strong background in the international restaurant and entertainment industry, including his years of experience overseeing similar corporations and his knowledge of management and strategy, Mr. Dodds is well-qualified to serve on our board.

Lucas Flynn has been a member of our board of directors since the Rhône Acquisition. Mr. Flynn joined Rhône in 2008 as an associate and has served as a Managing Director since 2018. At Rhône, Mr. Flynn has developed expertise in a range of sectors, including chemicals and materials, consumer, and industrials, and also covers Spanish-speaking markets on behalf of Rhône. Prior to joining Rhône, Mr. Flynn worked at The Boston Consulting Group and

Citigroup, where he was involved in strategic, financial and operational engagements. Mr. Flynn is currently also a director of other Rhône portfolio companies. Mr. Flynn holds a B.A., with highest honors, in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and an M.B.A., with distinction, from Harvard Business School. Mr. Flynn was nominated to serve on our board of directors by Rhône. Because of his strong background and experience in private equity investing, banking and finance, and his knowledge of business management and commercial, operational and financial strategy, Mr. Flynn is well-qualified to serve on our board.

Craig Miller has been a member of our board of directors since 2018. Mr. Miller has served as the owner of Miller of San Diego Inc. since 1989 and has previously served as President and CEO of Ruth’s Hospitality Group from 2004 to 2008, President and CEO of Furr’s Restaurant Group from 2001 to 2002, in various roles at Uno Restaurant Corporation from 1984 to 2001, including President and Chief Executive Officer, and in various roles at General Mills Restaurants (Darden Restaurants) from 1973 to 1984. Mr. Miller is currently Chairman of the Audit Committee of the board of directors of BLH Acquisition Company, LLC and also serves on the board of directors of the National Restaurant Association. Mr. Miller holds a B.S. in Business with a major in Accounting from the University of Central Florida. Because of his strong background in the restaurant industry, his years of experience overseeing similar corporations and his knowledge of management and strategy, Mr. Miller is well-qualified to serve on our board.

Julia Stewart has been a member of our board of directors since 2018. Ms. Stewart has been the founder, chair and CEO of Alurx, Inc. since 2020. She was previously an advisor and consultant for private equity firms, investment banks and consumer businesses from 2017 to 2019, and prior to that served as chairman and CEO of Dine Brands Global, Inc. from 2007 to 2017. Ms. Stewart is currently the chair of the Compensation Committee and a member of the Governance & Social Responsibility Committee of the board of directors of Avery Dennison Corporation as well as the chair of the Compensation Committee and member of the Audit Committee of the board of Bite Acquisition Corp. Ms. Stewart holds a B.S., cum laude, in Communications from San Diego State University and an honorary Ph.D. in Business Administration from Johnson and Wales University. Because of her strong background in the restaurant industry, her years of experience overseeing similar corporations and her knowledge of management and strategy, Ms. Stewart is well-qualified to serve on our board.

Eytan Tigay has been a member of our board of directors since the Rhône Acquisition. Mr. Tigay joined Rhône in 2007 as a member, manager and Managing Director and has served as Chief Investment Officer of its private equity activities since 2015. Over his career, he has participated in private equity investments in a wide range of sectors, including chemicals and materials, consumer, distribution, education and training, energy services, media, packaging, technology and transportation. Mr. Tigay is currently also a director of other Rhône portfolio companies. Prior to joining Rhône, Mr. Tigay worked at Lazard, where he was a Managing Principal of Lazard’s Corporate Partners LLC private equity fund and head of strategic planning for Lazard, playing a leadership role in structuring and implementing its IPO. At Lazard, Mr. Tigay was also a founding member of Lazard Capital Partners and an advisor in cross-border and domestic mergers & acquisitions. Mr. Tigay holds a B.A., magna cum laude, in Economics from the University of Pennsylvania where he was a member of Phi Beta Kappa and a Benjamin Franklin Scholar. Mr. Tigay was nominated to serve on our board of directors by Rhône. Because of his strong background and experience in private equity investing, banking and finance and his knowledge of business management and commercial, operational, and financial strategy, Mr. Tigay is well-qualified to serve on our board.

Board Composition

Following the offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors as follows:

•	the Class I directors will be Messrs. , and , whose terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Messrs. and , whose terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Messrs. and , whose terms will expire at the annual meeting of stockholders to be held in 2024.

A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of our board of directors in order to elect a majority of the members of our board of directors. See “Risk Factors—Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure—Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.”

At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election and until their successors are duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancies in our classified board of directors will be filled by the remaining directors, and the elected person will serve the remainder of the term of the class to which he or she is appointed.

Following the completion of this offering, we expect to be a “controlled company” under NYSE listing rules because more than 50% of our outstanding voting power will be held by the Rhône Funds. We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under NYSE listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and NYSE corporate governance standards.

No director will be deemed to be independent unless our board of directors determines that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs.                and                are independent for purposes of the NYSE listing rules and pursuant to other governing laws and applicable regulations.

Board Committees

Before the completion of this offering, our board of directors will modify our audit committee and establish a compensation committee, a nominating and corporate governance committee, each of which operates pursuant to a charter that will be adopted by our board of directors. The composition of each committee will be effective upon the closing of this offering.

Audit Committee

The primary responsibilities of our audit committee will be to oversee our corporate accounting and financial reporting process. The audit committee will report to the board of directors periodically on any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the independence and performance of our independent auditor, the performance of the internal audit function and any other matters that the audit committee deems appropriate or is requested to include by the board of directors. The responsibilities of our audit committee, which will be set forth in a written charter to be adopted by our board of directors upon completion of this offering and reviewed and reassessed annually by the audit committee, will include:

•	evaluating the independence and qualifications of and determine the selection of, the compensation of, and if necessary, the replacement/rotation of, our independent registered public accounting firm;

•

discussing with our independent registered public accounting firm its responsibilities under generally accepted auditing standards and review and approve the planned scope and timing of the annual audit plans;

•

overseeing the work of our independent registered public accounting firm and review and discuss our annual audited financial statements, quarterly financial statements and any significant findings from the audit;

•	reviewing our financial reports and analyses with management;

•	reviewing management’s report on its assessment of the design and effectiveness of our internal controls;

•	evaluating the performance, responsibilities, budget and staffing of our internal audit function;

•	reviewing our major financial risk exposures with management;

•	pre-approving all audit and permitted non-audit services and related fees;

•

recommending to the board of directors policies for our hiring of partners, team members, former partners or former team members of the independent registered public accounting firm who participated in our audit;

•	establishing and review policies for approving related party transactions between us and our directors, officers or team members; and

•	adopting procedures for receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters.

Upon the completion of this offering, our audit committee will be composed of Messrs.                 (Chair), and                 . Our board of directors has determined that Mr.                qualifies as an “audit committee financial expert” as that term is defined in Item 407(d) of Regulation S-K of the Securities Exchange Commission and the applicable NYSE corporate governance standards.

Messrs.                ,                 and                have been determined to be independent by our board of directors.

Compensation Committee

The primary responsibilities of our compensation committee will be to administer the compensation program and team member benefit plans and practices for our named executive officers and members of the board of directors. We intend that our compensation committee will review and either approve, on behalf of the board of directors, or recommend to the board of directors for approval, (i) annual salaries, bonuses, and other compensation for our executive officers, and (ii) individual equity awards for our team members and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices. The committee will periodically report to the board of directors. Each member of our compensation committee is intended to meet the requirements of a “non-team member director” pursuant to Rule 16b-3 under the Exchange Act and an “outside director” pursuant to Section 162(m) of the Code.

We intend that our compensation committee will also perform the following functions related to executive compensation:

•	review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer’s compensation based on such evaluation;

•	evaluate each of our executive officers’ performance;

•	review and approve, subject, if applicable, to stockholder approval, our compensation programs;

•	review and recommend new executive compensation programs;

•	review the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	review and assess risks arising from our compensation programs;

•	periodically review that our executive compensation programs comport with the compensation committee’s stated compensation philosophy;

•	review our management succession planning, including policies regarding the selection of executives and succession in the event of incapacitation, retirement or removal;

•	annually produce reports for filings with government agencies in compliance with applicable law or regulation;

•	review and recommend to the board of directors the appropriate structure and amount of compensation for our directors;

•	review and approve, subject, if applicable, to stockholder approval, material changes in our team member benefit plans;

•	establish and periodically review policies for the administration of our equity compensation plans; and

•	review the adequacy of the compensation committee and its charter and recommend any proposed changes to the board of directors not less than annually.

In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our Chief Executive Officer concerning compensation actions for our other executive officers.

We intend that our compensation committee will administer the issuance of stock options and other awards under our 2021 Plan. Upon completion of the offering, the compensation committee will be composed of Messrs.                (Chair),                and                 .

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become executive officers and members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles.

We intend that our nominating and corporate governance committee will also perform the following functions:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Upon the completion of this offering, our nominating and corporate governance committee will be composed of Messrs.                (Chair),                and                 .

Code of Business Conduct and Ethics

We have adopted a code of business conduct, applicable to our officers, directors and team members, that will be amended in connection with this offering and will be available on our corporate website at www.fogodechao.com. The information contained on, or accessible through, our website is not incorporated in, and shall not be part of, this prospectus.

Compensation Committee Interlocks and Insider Participation

We intend that members of our compensation committee will be Messrs.                (Chair),                  and                 . None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive offices serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth total compensation of our named executive officers, who we refer to as our NEOs for the 2020 fiscal year.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)	Nonequity Incentive Plan Compensation ($) (2)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)	Total ($)
Current NEOs
G. Barry McGowan, Chief Executive Officer	2020	408,659	250,000	—	198,000	—	4,523	861,182
Anthony Laday, Chief Financial Officer	2020	273,810	—	—	97,653	1,496	5,276	378,235
Janet Gieselman, Chief Marketing Officer	2020	204,340	—	—	66,250	21,976	2,890	295,456
Former NEO
Antonio Bautista, Former Chief Operating Officer	2020	191,539	—	—	186,750	—	195,302	573,591

(1)

For Mr. McGowan, this amount includes a one-time stay bonus awarded to Mr. McGowan, which was earned on April 10, 2020 but deferred until the quarter ended July 4, 2021. See “Narrative Disclosure to Summary Compensation Table—Agreements with Named Executive Officers—G. Barry McGowan” for a description of the award.

(2)

The amounts set forth in the nonequity incentive plan compensation column reflect a bonus paid in respect of performance for the 2020 fiscal year. See “Narrative Disclosure to Summary Compensation Table—Annual Incentive Awards” for a description of the fiscal 2020 bonus.

(3)

Mr. Bautista’s employment with the Company was terminated in June 29, 2020. The amount disclosed in this column for Mr. Bautista includes $191,538 in severance payments. See “Narrative Disclosure to Summary Compensation Table—Agreements with Named Executive Officers—Antonio Bautista” for the terms of Mr. Bautista’s separation.

Narrative Disclosure to Summary Compensation Table

Annual Incentive Awards

In order to motivate the NEOs to achieve short-term performance objectives, the Company awards bonuses based on achievement of predefined performance metrics established by the compensation committee of the board of directors. For fiscal year 2020, the target bonus opportunities for the NEOs were: $300,000 for Mr. McGowan; $184,250 for Mr. Laday; $125,000 for Ms. Gieselman; and $249,000 for Mr. Bautista. Mr. McGowan’s earned bonus for fiscal year 2020 was determined based on the level of achievement of EBITDA, revenue and development-based metrics. The earned bonuses for the other NEOs were determined based on the level of achievement of EBITDA, revenue, operational, retention and development performance criteria.

Long-Term Incentives

Profits Interests

The outstanding long-term incentives held by the NEOs consist of Profits Interests granted under the Amended and Restated Limited Partnership Agreement, dated November 2, 2018, (the “Partnership Agreement”). These Profits Interests, which are designed to align team members’ interests with the interests of

Prime Cut Holdings L.P. (the “Partnership”) and its subsidiaries, represent interests in the future profits (once a certain level of proceeds has been generated) in the Partnership. In general, awards of Profits Interests are 70% time vested and 30% performance vested.

•	Time vested Profits Interests generally vest ratably over five years from the vesting commencement date, subject to continued employment through each vesting date.

•

Performance vested Profits Interests vest on a sliding scale based upon the aggregate proceeds (in the form of cash and marketable securities), or Proceeds, received by the Rhône Funds, beginning when the Proceeds are two times the Rhône Funds’ aggregate capital contributions.

Vested Profits Interests are subject to redemption by the Partnership in the event that the NEO’s employment terminates. A discussion of the treatment of the Profits Interests in connection with an Exit (as defined in the Partnership Agreement) or certain qualifying terminations of employment is described under “Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control” below.

Common Interests

In order to align their interests with the equity holder of the Partnership and invest in the Company’s businesses, the NEOs invested in the Partnership through the purchase of limited partnership common interests.

Agreements with Named Executive Officers

G. Barry McGowan

Fogo de Chão (Holdings) Inc. entered into an employment agreement with Mr. McGowan effective as of July 15, 2013, which continues until Mr. McGowan’s employment terminates. The agreement initially provided for an annual base salary of $375,000 and an annual target bonus percentage of at least 50% of base salary.

Mr. McGowan is eligible to participate in certain health and welfare benefit programs. In connection with his employment, Mr. McGowan agreed to confidentiality, non-disparagement, non-competition and non-solicitation of team members and guests covenants. The non-competition and non-solicitation covenants continue for a period of two years following the termination of his employment for any reason. The employment agreement entitles Mr. McGowan to certain benefits in the event of a qualifying termination of employment as described under “Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control” below.

In connection with his appointment as Chief Executive Officer in 2018, Fogo de Chão (Holdings), Inc. entered into a letter agreement with Mr. McGowan that increased his annual base salary to $500,000 and increased his annual target bonus percentage to at least 60% of base salary. Additionally, the letter agreement granted Mr. McGowan a one-time stay bonus in the amount of $250,000, payable on or prior to April 10, 2020, provided that he did not resign without “good reason” (as defined in Mr. McGowan’s Change of Control Agreement). In connection with his appointment, Mr. McGowan’s Profits Interests award was increased to 2.06415%, which award vests as described above under “—Long Term Incentives”.

Mr. McGowan currently has an annual base salary of $600,000 and an annual target bonus percentage of at least 75% of his base salary.

Anthony Laday

Fogo de Chão (Holdings) Inc. entered into an employment agreement with Mr. Laday effective as of September 7, 2021, which continues until December 31, 2021 subject to automatic renewal for additional one-year periods unless either party provides notice not to extend the term or unless Mr. Laday’s employment terminates in accordance with the terms of the agreement. The agreement provides for an annual base salary of $400,000 and an annual target bonus percentage of at least 60% of base salary.

Mr. Laday is eligible to participate in the Company’s health and welfare benefit programs. In connection with his employment, Mr. Laday agreed to confidentiality, non-disparagement, non-competition and non-solicitation of team members and guests covenants. The non-competition and non-solicitation covenants continue for a period of two years following the termination of his employment for any reason. The employment agreement entitles Mr. Laday to certain benefits in the event of a qualifying termination of employment as described under “Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control” below.

Antonio Bautista

Mr. Bautista entered into a separation and release agreement with each of Fogo de Chão (Holdings) Inc. and Fogo de Chão Churrascaria LLC (together the “Company”), with an effective separation date as of June 29, 2020. The agreement provides for a payment of $207,500, payable in 13 bi-weekly installments in consideration for executing a general release of claims in favor of the Company and agreeing to confidentiality, non-competition, non-disparagement and non-solicitation of team members and guests covenants. The non-competition and non-solicitation covenants continue for a period of two years following the effective date of separation.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding Profits Interests held by our NEOs as of January 3, 2021.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested ($)(2)
G. Barry McGowan	0.95%	—	0.68%	—
Anthony Laday	0.51%	—	0.36%	—
Janet Gieselman	0.17%	—	0.12%	—
Antonio Bautista	—	—	—	—

(1)

This column represents the unvested time vested Profits Interests granted to the recipient under the Partnership Agreement, which are expressed as a percentage of the incentive interests of the Partnership. The portion of the time vested Profits Interests held by the NEOs that was unvested on January 3, 2021 vests in equal installments on each of April 5, 2021, April 5, 2022 and April 5, 2023.

(2)

The amounts in this column represent the appreciation in the value of each Profits Interest from the date of grant through January 3, 2021, based on the Partnership’s valuation as of that date as determined by the board of directors.

(3)

This column represents the unvested performance vested Profits Interests granted to the recipient under the Partnership Agreement, which are expressed as a percentage of the incentive interests of the Partnership. The performance vested Profits Interests vest to the extent the Rhône Funds achieve the applicable performance hurdle upon an “exit” (as defined in the Partnership Agreement) or distribution.

Post-IPO Compensation

2021 Equity Incentive Plan

In connection with this offering, we intend to establish an equity incentive plan (the “2021 Plan”) pursuant to which the Company may grant stock options, restricted stock awards, restricted stock units, and other equity and equity-based awards to our team members, consultants and directors. The terms of the 2021 Plan will be disclosed in a post-effective amendment to this registration statement.

Potential Payments Upon Termination or Change In Control

Severance Under Employment Agreement and Change of Control Agreements

Pursuant to his employment agreement, on a termination by the Company with Cause or by Messrs. McGowan and Laday, each is entitled to any earned and accrued compensation including the pro-rated portion of any payments under any incentive or bonus plan.

On a termination by the Company without Cause, the Company will pay a severance amount and the annual performance bonus paid or payable for the fiscal year preceding the fiscal year in which termination occurs, and provide continued COBRA coverage for a period of six months. For Mr. McGowan, the severance amount is equal to Mr. McGowan’s then current base salary and, for Mr. Laday, the severance amount is equal to 75% of Mr. Laday’s then current base salary.

Additionally, Mr. McGowan is party to a Change of Control Agreement with Fogo de Chão, Inc. effective as of December 11, 2017. The Change of Control Agreement provides that, on a termination of employment by Fogo de Chão Inc. for any reason other than due to death, Disability (as defined in the long-term disability plan in effect immediately prior to a Change of Control) or Cause, or on a Mr. McGowan’s resignation for Good Reason (as defined in the Change of Control Agreement) within two years following a Change of Control (as defined in the Change of Control Agreement), Mr. McGowan will be entitled to (i) a lump sum payment equal to one times the sum of his base salary plus any bonus pay opportunity at target; (ii) continued welfare benefits for a period of 18 months following the date of termination; and (iii) accelerated vesting of any unvested portion of any and all outstanding options. These severance payments are contingent upon compliance with an indefinite confidentiality covenant and a non-solicitation of guests and team members and non-competition covenant for a period of 24 months following termination of employment.

Treatment of Long-Term Incentives

Profits Interests

The Partnership previously granted time vested and performance vested Profits Interests to the NEOs, which are subject to certain treatment upon the occurrence of an Exit or certain qualifying terminations in connection with (i) a sale aggregating all or substantially all of the assets of the Group; (ii) a sale of Partnership interests to a third party unaffiliated with the Rhône Investors (as defined in the Partnership Agreement) or a merger following which the Rhône Investors cease to own at least 50% of the aggregate Common Interests of the Partnership or (iv) the winding up, dissolution or liquidation of the Partnership (collectively, an “Exit”), provided that an initial public offering will not in and of itself constitute an Exit unless determined otherwise.

All unvested time vested Profits Interests that remain outstanding generally will vest immediately upon an Exit. Additionally, all unvested time vested Profits Interests will vest if the NEO’s employment terminated without Cause (as defined in the Partnership Agreement or the NEO’s applicable employment agreement) or for Good Reason (as defined in the Partnership Agreement or the NEO’s applicable employment agreement) after the date on which negotiation of the definitive agreement or term sheet that resulted in the Exit commenced subject to the NEO’s compliance with applicable restrictive covenants.

Performance vested Profits Interests only vest upon an Exit to the extent that the performance criteria are met, as described in “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” above. If the relevant performance criteria have not been met as of an Exit, any unvested performance vested Profits Interests will be forfeited and cancelled. Any NEO whose employment terminated without Cause or for Good Reason after the date on which negotiation of the definitive agreement or term sheet that resulted in the Exit commenced will remain eligible to vest in performance vested Profits Interests.

Vested Profits Interests generally may be redeemed by the Partnership at any time following termination of employment for any reason, and each NEO has the right to require the Partnership to repurchase vested Profits Interests within three months following a termination of employment for any reason other than a termination for Cause, resignation without Good Reason or following any violation of a restrictive covenant. In the event of a termination of employment for cause, resignation without Good Reason, or violation of restrictive covenants, any vested Profits Interests may be redeemed for the lower of (i) cost and (ii) the fair market value of the Profits Interests as of the date of the termination of employment. In the event of a termination of employment for any other reason, vested Profits Interests may be redeemed for fair market value.

Director Compensation

The following table sets forth the amount of compensation we paid to each of our non-team member directors during the 2020 fiscal year. Directors who are not affiliated with Rhône are paid an annual fee of $100,000 for services as a member of the board of directors, payable in cash semi-annually, and are eligible to eat in the Company’s restaurants as part of the Company’s meal compensation program. As chairman of the board of directors, Mr. Johnson earned an additional cash fee of $22,604.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($) (1)	Total ($)
Renan Bergmann	100,000	—	—	—	100,000
Hamish Dodds	100,000	—	—	5,864	105,864
Lucas Flynn	—	—	—	—	—
Lawrence Johnson	122,604	—	—	962	123,566
Craig Miller	100,000	—	—	2,625	102,625
Julia Stewart	100,000	—	—	—	100,000
Eytan Tigay	—	—	—	7,241	7,241

(1)	All other compensation consists of expenses incurred under the Company’s meal compensation program.

We generally intend to provide compensation to each member of our board of directors who is not a team member for their services following the completion of this offering. The terms of the director compensation program will be disclosed in a post-effective amendment to this registration statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions

In accordance with the charter of our Audit Committee, which will become effective upon the closing of this offering, and our policy with respect to related person transactions, which our board of directors (acting through our Audit Committee) will adopt prior to the closing of this offering, our Audit Committee will be responsible for reviewing and approving related person transactions.

The policy with respect to related person transactions will apply to transactions, arrangements and relationships (or any series of similar transactions, arrangements or relationships) that meet the following criteria:

•	the amount involved exceeds $120,000;

•	we or any of our subsidiaries is or will be a participant; and

•

our executive officers, directors, director nominees or 5% stockholders, or any immediate family member of any of our executive officers, directors, director nominees or 5% stockholders, have or will have a direct or indirect material interest in the transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness).

In the course of its review and approval of related person transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy with respect to related person transactions will require our Audit Committee to consider, among other factors it deems appropriate:

•	the benefits to us;

•	the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship;

•	the actual or apparent conflict of interest of the related person and the materiality and character of the related person’s direct or indirect interest;

•	the availability and opportunity costs of other sources for comparable products or services;

•	the terms and commercial reasonableness of the transaction; and

•	the terms available to unrelated third parties or to team members generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Agreements with Management

We have previously entered into employment agreements with certain of our executive officers. See “Executive Compensation—Agreements with Named Executive Officers.”

Monitoring Fee Agreement

At the time of the Rhône Acquisition, Fogo de Chão, Inc. entered into a Monitoring Fee Agreement, under which an affiliate of Rhône provides advice to us on, among other things, financing, operations, acquisitions and dispositions. Under the agreement, the Rhône affiliate is paid, in aggregate, an annual fee in the amount of $1,000,000. The Rhône affiliate received fees in the amounts of $500,000, $250,000, $1.0 million and $739,000 in the period ended July 4, 2021 and the fiscal years ended 2020, 2019 and 2018, respectively. As of July 4, 2021, approximately $750,000 of accrued and unpaid fees are owed to the Rhône affiliate in respect of Fiscal 2020, which we expect will be paid prior to consummation of this offering. Additionally, at the time of the Rhône Acquisition, we paid the Rhône affiliate a non-recurring $5.2 million fee for certain services that were performed in conjunction with the consummation of the Acquisition. Members of our board are affiliated with Rhône. Upon consummation of this offering, the Monitoring Fee Agreement will terminate without additional payment.

Registration Rights Agreement

We intend, in connection with the completion of this offering, to enter into a registration rights agreement with the Rhône Funds and certain other current stockholders, which will provide, among other things and subject to certain exceptions and conditions, that we are required to register shares of common stock beneficially owned by Rhône Funds and certain of our other stockholders under the Securities Act, and they will have the right to participate in future registrations of securities by us. The information included in this section will be updated in a subsequent amendment to this prospectus.

Indemnification Agreements and Directors and Officers Liability Insurance

Our amended and restated bylaws limit the personal liability of our directors to us or our stockholders for monetary damages for breaches of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of the State of Delaware. A general description of these provisions is contained under “Part II-Item 14. Indemnification of Directors and Officers” included in our Registration Statement, of which this prospectus forms a part. In addition, we will maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We also intend to enter into agreements to indemnify our directors and executive officers. A general description of the provisions of these agreements is contained under “Part II-Item 14. Indemnification of Directors and Officers” included in our Registration Statement, of which this prospectus forms a part.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of                 , 2021 by:

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days of                 , 2021 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon shares of our common stock (including shares of our restricted stock) that will exist as of                 , 2021, and shares of our common stock outstanding (including shares of our restricted stock) after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Fogo Hospitality, Inc., 5908 Headquarters Drive, Suite K200, Plano, TX 75024.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering†
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
G. Barry McGowan
Anthony Laday
Larry Johnson
Renan Bergmann
Hamish A. Dodds
Lucas Flynn
Craig Miller
Julia A. Stewart
Eytan Tigay
All Directors and Executive Officers as a Group (persons)
5% Stockholders:
Rhône Funds

*	Represents beneficial ownership of less than one percent.
†	Assumes the exercise of the underwriters’ option to purchase additional shares in full.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, as each is anticipated to be in effect upon the closing of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Upon the closing of this offering, our authorized capital stock will consist of                 shares of our common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share. As of                  , 2021, our common stock was held by approximately                  individuals. The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our form of amended and restated certificate of incorporation and our form of amended and restated bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are generally entitled to vote.

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in our control without further action by the stockholders.

The issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control. Upon the completion of the offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Delaware Law

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering, as summarized below, and applicable provisions of the Delaware General Corporation Law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. These provisions also are designed to reduce our vulnerability to an unsolicited acquisition proposal. Furthermore, these provisions are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Our amended and restated certificate of incorporation and our bylaws also provide that, prior to the date on which Rhône owns less than 30% of our outstanding common stock, a director may be removed with or without cause by the affirmative vote of the holders of 50% of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. After Rhône ceases to own at least 30% of our outstanding common stock, our amended and restated certificate of incorporation and our bylaws also provides that a director may be removed only for cause by the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders

Our bylaws provide that a special meeting of stockholders may be called by the chairman of our board of directors, by a resolution adopted by a majority of our board of directors or by a majority of stockholders entitled to vote therein acting by written consent.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that, for so long as we remain a “controlled company” under the NYSE listing rules, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure

Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary advanced written notice of the stockholder’s intention to do so.

Section 203 of the Delaware General Corporation Law

We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the Sponsors, their respective affiliates and associates, and any of their respective direct or indirect transferees of at least 5% of our outstanding common stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.

Exclusive Forum

Our amended and restated bylaws will provide that unless we consent to the selection of an alternative forum, a state or federal court located within the state of Delaware will, with certain limited exceptions, be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other team members to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Delaware court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol                .

Transfer Agent and Registrar

Upon completion of this offering, the United States transfer agent and registrar for our common stock will be                .

Independent Registered Public Accounting Firm

Our independent registered public accounting firm is Deloitte & Touche LLP whose address is 2200 Ross Avenue, Suite 1600, Dallas, Texas 75201.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Upon the completion of this offering,                  shares of our common stock will be outstanding (or                  shares if the underwriters exercise their option to purchase additional shares in full). All shares of common stock sold in this offering will be freely tradable in the United States, without restriction or registration under the Securities Act unless they are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, or by persons who are subject to the lock-up agreements described below to the extent sales of such shares are prohibited by the terms of such lock-up agreements. All remaining shares were issued and sold by us in private transactions and are eligible for public sale in the United States if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below. After the offering, certain of our team members, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

As a result of contractual lock-up agreements with us or the underwriters as described below, and subject to the provisions of Rules 144 and 701 under the Securities Act described below, these restricted securities will be available for sale in the public market set forth below.

Lock-Up Agreements

We, our directors, officers and holders of approximately 99% of our outstanding common stock, have entered into contractual lock-up agreements with representatives of the underwriters, pursuant to which, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and our directors, officers and such stockholders will not offer, sell, assign, transfer, pledge or contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or publicly announce an intention to do any of the foregoing without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC, who in their sole discretion, at any time and without prior notice, may release all or any portion of the shares from the restrictions contained in any such lock-up agreements.

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is our officer, director or affiliate.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, and is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, is entitled to sell a number of restricted shares in the public market in the United States within any three-month period that does not exceed the greater of:

•

one percent of the number of shares of our common stock then outstanding, which will equal                 shares immediately after this offering or                  shares if the underwriters’ option to purchase additional shares is exercised in full; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 in the United States are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that, following a six-month holding period, affiliates may sell shares of our common stock that are not restricted shares in the United States, provided that they comply with the same restrictions applicable to restricted shares.

Rule 701

In general, and subject to expiration of the applicable lock-up restrictions, any of our team members, non-team member directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date (subject to the lock-up agreements referred to below, as applicable), which qualify under Rule 701 promulgated under the Securities Act, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

As of the date of this prospectus, options to purchase a total of                  shares of our common stock were outstanding, excluding                  shares of our common stock issuable upon the exercise of stock options we expect to grant to team members upon the closing of this offering at an exercise price equal to the initial public offering price.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act upon consummation of this offering to register for the purposes of United States federal securities laws the shares of our common stock that are issuable pursuant to our 2021 Plan. These registration statements are expected to be filed and become effective as soon as practicable after the effective date of this offering. Shares covered by these registration statements will then be eligible for sale in the public markets in the United States, subject to the lock-up agreements and, if applicable, to Rule 144 limitations applicable to affiliates.

Registration Rights

After this offering, and subject to the lock-up agreements, the Rhône Funds, which will hold approximately          % (or        % if the underwriters’ option to purchase additional shares is exercised in full) of our common stock after completion of this offering, will be entitled to certain rights with respect to the registration of their shares of our common stock under the Securities Act after the completion of this offering. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the prevailing market price of our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay distributions, distributions paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as taxable dividends, and any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of a non-U.S. holder’s tax basis in our common stock (and will reduce its basis in such common stock), and, to the extent such portion exceeds such tax basis, the excess will be treated as gain from the taxable disposition of the common stock, the tax treatment of which is discussed below under “Gain on Disposition of Common Stock.”

Except as described below, dividends paid to a non-U.S. holder out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide an Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the applicable income tax treaty. In the case of payments made outside the U.S. to an offshore account (generally, an account maintained by a non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing a non-U.S. holder’s entitlement to the reduced treaty rate in accordance with U.S. Treasury Regulations may be required.

If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax under a tax treaty, it may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

No amounts in respect of U.S. federal withholding tax are required to be withheld from dividends paid to a non-U.S. holder if the non-U.S. holder provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (or are attributable to a permanent establishment of the non-U.S. holder pursuant to an applicable income tax treaty). Instead, the effectively connected (or attributable) dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. A non-U.S. holder that is a corporation receiving effectively connected (or attributable) dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of common stock unless:

•

the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, subject to additional requirements in the applicable income tax treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a United States real property holding corporation (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We would be classified as a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid other information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Jefferies LLC
Credit Suisse Securities (USA) LLC
Piper Sandler & Co.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to    additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied for our common stock listed on the New York Stock Exchange under the trading symbol                .

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their guests and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This registration statement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this registration statement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this registration statement and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this registration statement is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Singapore

This registration statement has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this registration statement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This registration statement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this registration statement nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this registration statement nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this registration statement will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements as of January 3, 2021 and December 29, 2019, and for the years ended January 3, 2021 and December 29, 2019, included in this prospectus and the related financial statement schedule have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants.

FOGO HOSPITALITY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheets as of July 4, 2021 and January 3, 2021	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the twenty-six week periods ended July 4, 2021 and June 28, 2020	F-3
Unaudited Condensed Consolidated Statement of Shareholders’ Equity for the twenty-six week periods ended July 4, 2021 and June 28, 2020	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended July 4, 2021 and June 28, 2020	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-17
Consolidated Balance Sheets as of January 3, 2021 and December 29, 2019	F-18
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 3, 2021 and December 29, 2019	F-19
Consolidated Statements of Shareholders’ Equity for the years ended January 3, 2021 and December 29, 2019	F-20
Consolidated Statements of Cash Flows for the years ended January 3, 2021 and December 29, 2019	F-21
Notes to Audited Consolidated Financial Statements	F-22
Schedule 1—Condensed Parent Company Only Financial Statements of Fogo Hospitality, Inc.	F-45

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	July 4, 2021	January 3, 2021
Assets
Current assets:
Cash and cash equivalents	$24,664	$18,964
Accounts receivable, net of allowances of $0	8,182	6,842
Other receivables	4,871	1,843
Inventories	4,316	4,014
Prepaid expenses	2,675	1,160
Other current assets	583	556

Total current assets	45,291	33,379
Property and equipment, net	159,355	162,357
Operating lease right-of-use assets	161,125	152,558
Goodwill	240,847	240,693
Intangible assets, net	156,628	156,405
Liquor licenses	1,396	1,371
Other assets	2,755	2,398

Total assets	$767,397	$749,161

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$41,192	$34,991
Deferred revenue	10,453	10,327
Current portion of long-term debt	525	—
Current portion of operating lease liabilities	15,800	14,662

Total current liabilities	67,970	59,980
Long-term debt, less current portion	335,928	346,434
Operating lease liabilities, less current portion	162,316	150,676
Other noncurrent liabilities	3,139	4,333
Deferred taxes	4,760	3,151

Total liabilities	$574,113	$564,574

Commitments and contingencies (Note 12)
Shareholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued, and outstanding as of July 4, 2021 and January 3, 2021	—	—
Additional paid-in capital	260,657	260,657
Accumulated deficit	(50,178)	(56,844)
Accumulated other comprehensive loss	(17,195)	(19,226)

Total shareholders’ equity	193,284	184,587

Total liabilities and shareholders’ equity	$767,397	$749,161

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

(unaudited)

	Twenty-six Week Periods Ended
	July 4, 2021	June 28, 2020
Revenue	$189,204	$88,482
Restaurant operating costs:
Food and beverage	50,708	26,042
Compensation and benefits	47,000	30,495
Occupancy and other (excluding depreciation and amortization)	36,502	30,050

Total restaurant operating costs	134,210	86,587
Marketing and advertising	7,312	2,834
General and administrative	11,642	11,954
Restaurant opening	1,433	752
Depreciation and amortization	12,265	12,459
Other operating (income) expense, net	(110)	808

Total operating costs	166,752	115,394

Income (loss) from operations	22,452	(26,912)
Other income (expense):
Interest expense, net	(14,137)	(12,039)
Interest income	31	26
Other expense	(26)	(141)

Total other expense	(14,132)	(12,154)

Income (loss) before income taxes	8,320	(39,066)
Income tax expense (benefit)	1,654	(10,230)

Net income (loss)	$6,666	$(28,836)
Less: Net loss attributable to noncontrolling interest	—	(717)

Net income (loss) attributable to Fogo Hospitality, Inc.	$6,666	$(28,119)

Net income (loss)	$6,666	$(28,836)
Other comprehensive income (loss):
Gain (loss) on interest rate swaps, net of tax benefit (expense) of $(396) and $86, respectively	1,491	(354)
Currency translation adjustment	540	(9,629)

Comprehensive income (loss)	$8,697	$(38,819)
Less: Comprehensive loss attributable to noncontrolling interest	—	(727)

Comprehensive income (loss) attributable to Fogo Hospitality, Inc.	$8,697	$(38,092)

Net income (loss) per common share attributable to Fogo do Chão, Inc.
Basic and diluted	$6,666	$(28,119)

Weighted-average common shares outstanding
Basic and diluted	1,000	1,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Fogo Hospitality, Inc. Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance as of January 3, 2021	1,000	$—	$260,657	$(56,844)	$(19,226)	$184,587	$—	$184,587
Net loss	—	—	—	6,666	—	6,666	—	6,666
Gain on interest rate swaps, net of tax	—	—	—	—	1,491	1,491	—	1,491
Currency translation adjustment	—	—	—	—	540	540	—	540

Balance as of July 4, 2021	1,000	$—	$260,657	$(50,178)	$(17,195)	$193,284	$—	$193,284

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Fogo Hospitality, Inc. Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance as of December 29, 2019	1,000	$—	$260,657	$200	$(12,619)	$248,238	$497	$248,735
Net loss	—	—	—	(28,119)	—	(28,119)	(717)	(28,836)
Loss on interest rate swaps, net of tax	—	—	—	—	(354)	(354)	—	(354)
Currency translation adjustment	—	—	—	—	(9,629)	(9,629)	(10)	(9,639)
Contributions from noncontrolling interests	—	—	—	—	—	—	28	28
Distributions to noncontrolling interests	—	—	—	—	—	—	(115)	(115)

Balance as of June 28, 2020	1,000	$—	$260,657	$(27,919)	$(22,602)	$210,136	$(317)	$209,819

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Twenty-six Week Period Ended July 4, 2021	Twenty-six Week Period Ended June 28, 2020
Cash flows from operating activities:
Net income (loss)	$6,666	$(28,836)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities
Depreciation and amortization	12,265	12,459
Amortization of operating lease right of use assets	135	148
Amortization of deferred financing costs	1,220	840
Deferred income taxes	1,262	(10,230)
Net loss on disposal of property and equipment	13	3
Changes in operating assets and liabilities:
Accounts and other receivables	(4,355)	8,061
Prepaid expenses and other assets	(1,785)	1,777
Inventories	(290)	545
Accounts payable and accrued expenses	4,306	3,661
Accrued interest	(4)	3,297
Deferred revenue	128	(896)
Other liabilities	3,034	(285)

Net cash flows provided by (used in) operating activities	22,595	(9,456)
Cash flows from investing activities:
Capital expenditures	(5,754)	(4,610)
Proceeds from insurance claims	—	95

Net cash flows used in investing activities	(5,754)	(4,515)
Cash flows from financing activities:
Borrowings on term loan	—	35,222
Repayment of term loan	(11,200)	(809)
Contributions from noncontrolling interest	—	28
Distributions to noncontrolling interest	—	(115)

Net cash provided by (used in) financing activities	(11,200)	34,326

Effect of foreign exchange rates	59	(477)
Net change in cash and cash equivalents	5,700	19,878
Cash and cash equivalents, beginning of period	18,964	13,995

Cash and cash equivalents, end of period	$24,664	$33,873

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest paid, net of amounts capitalized	$13,011	$8,034
Income taxes, net of refunds	$363	$488
Non-cash activities:
Capital expenditures included in accounts payable and accrued expenses	$3,980	$1,646

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. Description of Business and Basis of Presentation

Description of Business

Fogo Hospitality, Inc. and subsidiaries (the “Company”) operates upscale Brazilian churrascaria restaurants under the brand of Fogo de Chão. As of July 4, 2021, the Company operated, through its subsidiaries and through joint ventures, 44 restaurants in the United States (“U.S.”) (including one restaurant in the U.S. Territory of Puerto Rico) and six restaurants in Brazil, and licensed four franchise restaurants in Mexico and two franchise restaurants in the Middle East.

Fogo Hospitality, Inc. is a holding company with no assets or operations of its own. The Company owns 100% of Fogo de Chão Intermediate Holdings Inc., which owns 100% of Fogo de Chão, Inc., which owns 100% of Brasa (Purchaser) Inc. (“Brasa Purchaser”), which owns Brasa (Holdings) Inc. (“Brasa Holdings”). Brasa Holdings owns Fogo de Chão (Holdings) Inc. (“Fogo Holdings”), which owns the Company’s domestic and foreign operating subsidiaries. The Company is primarily controlled by Rhône Group L.L.C. (“Rhône”).

Accounting Year

The Company uses a 52/53-week fiscal year convention whereby its fiscal year ends each year on the Sunday that is closest to December 31 of that year. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. The twenty-six week periods ended July 4, 2021 and June 28, 2020, each included 13 weeks of operations and are referred to herein as the second quarter of Fiscal 2021 and the second quarter of Fiscal 2020, respectively. Fiscal 2020 relates to the Company’s 53-week fiscal year ended January 3, 2021.

Principles of Consolidation

The accompanying condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the assets, liabilities, and results of operations of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements

These accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the fiscal year ended January 3, 2021. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring items, considered necessary to present fairly the Company’s financial condition, results of operations, comprehensive income (loss), shareholders’ equity and cash flows for the interim periods indicated.

Due to the seasonality of the Company’s business, results for any interim financial period are not necessarily indicative of the results that may be achieved for a full fiscal year. In addition, quarterly results of operations may be impacted by the timing and amount of sales and costs associated with the opening of new restaurants. The results of operations for the twenty-six week periods ended July 4, 2021 are not necessarily indicative of the operating results for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include long-lived asset valuation, fair value of acquired intangible assets and goodwill, incremental borrowing rate for right-of-use assets and lease liabilities, valuation of the workers’ compensation and Company-sponsored team member health insurance program liabilities, legal contingencies, and tax valuation allowance. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from management’s estimates using different assumptions or under different conditions.

COVID-19 Pandemic Update

The COVID-19 pandemic has adversely affected, and could continue to adversely affect, the Company’s operations and financial results for the foreseeable future. Currently, national, state and local jurisdictions have removed their capacity restrictions on businesses and therefore the Company’s restaurants are serving guests in its dining rooms without social distancing requirements. However, it is possible additional outbreaks could require the Company to reduce capacity, implement social distancing or further suspend its in-restaurant dining operations, and there is no guarantee that state and local jurisdictions that ease restrictions will not later reverse or roll back the restrictions, as many have done in the past.

Additionally, the Company’s restaurant operations have been and could continue to be disrupted by team member staffing issues because of illness, exclusion, fear of contracting COVID-19 or caring for family members due to COVID-19, or for other reasons. Furthermore, the Company remains in regular contact with its major suppliers and while to date it has not experienced significant disruptions in its supply chain due to COVID-19, it could see significant future disruptions should the impacts of COVID-19 extend for a considerable amount of time.

Summary of Significant Accounting Policies

There have been no significant changes to the Company’s significant accounting policies in Note 3, “Summary of Significant Accounting Policies,” of the notes to the consolidated financial statements for the fiscal year ended January 3, 2021.

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC’s can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC.

2. Revenue

The Company recognizes sales of food and beverage at restaurants net of team member meals and complimentary meals when the guest takes possession of the goods and payment is tendered. Sales taxes are recorded as a liability at the point of sale. Revenue is recorded at the point of sale based on the transaction price on the menu, net of any applicable discounts, sales taxes and expected refunds.

The Company sells gift cards that allow guests to redeem the card for future purchases equal to the amount of the original purchase price of the gift card. Proceeds from the sale of gift cards are recorded as deferred revenue at the time of sale and recognized as revenue when the gift card is redeemed by the holder. Based on historical redemption rates, a portion of the Company’s gift card sales are not expected to be redeemed and will be recognized as gift card “breakage” over time. Estimated gift card breakage is recorded as revenue and recognized in proportion to the Company’s historical redemption pattern, unless there is a legal obligation to remit the unredeemed gift cards to government authorities. The Company determines its gift card breakage rate based upon historical redemption patterns. Certain of the Company’s gift cards are sold at a discount and the net value (face value to be redeemed less the proceeds received) is deferred until redeemed or breakage is deemed appropriate.

Contract liabilities and receivables from guests consisted of the following:

	July 4, 2021	January 3, 2021
Sales receivable (1)	$8,182	$6,842
Deferred revenue (2)	$10,453	$10,327

(1)	Included in Accounts receivable on the condensed consolidated balance sheets.
(2)	Includes deferred revenue related to sales placed online for future dates.

Revenue recognized for the redemption of gift cards and deferred revenue at the beginning of each respective period was as follows:

	Twenty-six Week Periods Ended
	July 4, 2021	June 28, 2020
Revenue recognized from gift card liability	$5,565	$6,324
Revenue recognized from other deferred revenue	$2,568	$1,733

3. Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer (“CEO”) is the CODM.

The Company primarily owns and operates its full-service restaurants in the United States and Brazil under the brand name Fogo de Chão. In addition, the Company has franchise, license and joint venture agreements for its restaurants in Mexico and the Middle East. Each restaurant operates with similar types of products and menus that provide a continuous service style, irrespective of location. Sales from external guests are derived principally from food and beverage sales. The Company’s operating segments are the United States (inclusive of Puerto Rico and Mexico) and Brazil.

The Company’s CODM evaluates segment performance and makes resource allocation decisions primarily through the metric of Restaurant Contribution, which is defined as revenue less restaurant operating costs (which includes food and beverage costs, compensation and benefit costs, and occupancy and certain other costs, but excludes depreciation and amortization expenses). Depreciation and amortization expense is excluded as it is not an ongoing controllable cash expense. Restaurant Contribution is used to evaluate the profitability of incremental sales at the restaurants, to evaluate restaurant performance across periods and to evaluate restaurant financial performance compared with competitors.

A summary of segment information follows:

	Twenty-six Week Periods Ended
	July 4, 2021			June 28, 2020
	U.S.	Brazil	Total	U.S.	Brazil	Total
Revenue	$184,544	$4,660	$189,204	$82,950	$5,532	$88,482
Less: Restaurant operating costs	(129,088)	(5,122)	(134,210)	(80,676)	(5,911)	(86,587)

Restaurant contribution	$55,456	$(462)	$54,994	$2,274	$(379)	$1,895

The following table sets forth the reconciliation of net income (loss) before income taxes to restaurant contribution by segment for the periods ended July 4, 2021 and June 28, 2020:

	Twenty-six Week Period Ended
	July 4, 2021	June 28, 2020
Income (loss) before income taxes	$8,320	$(39,066)

Total other expense	14,132	12,154
Marketing and advertising	7,312	2,834
General and administrative	11,642	11,954
Restaurant opening	1,433	752
Depreciation and amortization	12,265	12,459
Other operating (income) expense, net	(110)	808

Total segment restaurant contribution	$54,994	$1,895

Geographic Area Information

Long-lived assets, excluding deferred tax assets and intangible assets, by region follows:

	July 4, 2021	January 3, 2021
Property and equipment, net
United States	$149,971	$152,167
Brazil	4,880	5,122

Total segment property and equipment, net	154,851	157,289

Corporate office	4,504	5,069

Total property and equipment, net	$159,355	$162,357

4. Leases

The Company leases its restaurants and office space under non-cancelable operating leases. Some of these leases contain provisions for landlord-funded leasehold improvements which are recorded as a reduction to right-of-use (“ROU”) assets and the related operating lease liabilities. For leases containing an option to renew, the Company regularly evaluates the renewal options and when they are reasonably certain of exercise, it includes the renewal period in its lease terms, along with the ROU assets and operating lease liabilities.

The Company leases its corporate office and various restaurant locations under noncancelable operating leases. These leases have initial lease terms of between 10 and 20 years and can be extended in five-year increments. These leases generally provide for minimum annual rental payments that are subject to periodic escalations that are fixed or in some cases, based upon increases in specific inflation indexes as stipulated in the noncancelable operating lease. Certain lease arrangements have contingent rental payments based on net sales thresholds per the lease agreement.

Upon the temporary closure of restaurant dining rooms in March 2020 due to the COVID-19 pandemic, the Company began negotiating the deferral of rent and other lease-related payments (“Concessions Payable”) with its landlords while restaurants remained closed or at limited capacity. These negotiations resulted in amendments to the leases that involved varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods, and deferrals of rent payments combined with an early exercise of an existing renewal option or extension of the lease term. Concessions Payable are included in accounts payable and accrued expenses on the consolidated balance sheets.

The Company’s leases do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The operating lease costs were as follows:

	Twenty-six Week Periods Ended
	July 4, 2021	June 28, 2020
Operating lease costs	$15,677	$15,695

The components of lease liabilities are presented as follows:

	July 4, 2021	January 3, 2021
Operating lease liabilities, current	$15,800	$14,662
Operating lease liabilities, noncurrent	162,316	150,676

Total operating lease liabilities	$178,116	$165,338

Supplemental lease information:
Weighted average remaining lease term (years)	9.08	9.13
Weighted average remaining discount rate	5.62%	5.72%

Supplemental cash flow and other information related to operating leases were as follows:

	Twenty-six Week Periods Ended
	July 4, 2021	June 28, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$10,875	$11,023
Non-cash investing activities:
Lease liabilities arising from obtaining right-of-use assets	$17,268	$—

Undiscounted cash flows of operating lease liabilities as of July 4, 2021 were as follows:

Lease Amounts
Years
2021 (remaining)	$24,409
2022	27,491
2023	25,825
2024	26,561
2025	26,458
Thereafter	99,522

Total lease payments	230,266
Less: imputed lease interest	(52,150)

Total	$178,116

5. Property and Equipment, Net

Property and equipment, net consisted of the following:

	July 4, 2021	January 3, 2021
Land	$5,540	$5,540
Buildings	5,160	5,160
Leasehold improvements	172,200	172,574
Furniture, fixtures and equipment	32,983	31,717
Construction in progress	15,937	10,485

Property and equipment, gross	234,820	225,476
Less: Accumulated depreciation	(75,465)	(63,119)

Property and equipment, net	$159,355	$162,357

Depreciation expense attributed to property and equipment was $12,265 for the twenty-six week period ended July 4, 2021, compared to $12,459 for the twenty-six week period ended June 28, 2020. Depreciation expense is recorded entirely to depreciation and amortization expense on the condensed consolidated statements of operations and comprehensive income (loss).

6. Goodwill and Intangible Assets

Goodwill activity for the twenty-six week periods ended July 4, 2021, by segment follows:

	U.S.	Brazil	Total
Balance, January 3, 2021	$235,598	$5,095	$240,693
Foreign exchange impact	—	154	154

Balance, July 4, 2021	$235,598	$5,249	$240,847

Intangible assets by segment follows:

	July 4, 2021	January 3, 2021
Trade name (indefinite-lived):
United States	$149,000	$149,000
Brazil	11,500	11,500
Foreign exchange impact	(3,872)	(4,095)

Intangibles, net	$156,628	$156,405

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	July 4, 2021	January 3, 2021
Accounts payable	$13,165	$14,894
Accrued capital expenditures	3,025	384
Team member compensation and benefits	11,080	8,880
Interest payable	266	270
Sales and beverage taxes payable	3,375	1,216
Insurance	2,333	1,846
Income and other taxes payable	1,379	1,114
Interest rate swap liability	935	2,771
Concession payable	3,008	1,355
Other accrued expenses	2,626	2,261

Total	$41,192	$34,991

8. Debt

Long-term debt consisted of the following:

	July 4, 2021	January 3, 2021
Term loan	$344,246	$344,246
Mortgage loan	—	11,200
Unamortized original issuance discount	(2,189)	(2,588)
Unamortized deferred financing costs	(5,604)	(6,424)

Total debt	336,453	346,434
Less: Current portion of debt	525	—

Debt, noncurrent	$335,928	$346,434

2018 Credit Facility—In April 2018, the Company entered into a credit agreement that provides for (i) senior secured term loans in an aggregate principal amount of $325,000 (“Term Loan”) and (ii) senior secured revolving credit commitments in an aggregate principal amount of $40,000 (“Revolver,” and collectively with the Original Term Loan, the “2018 Credit Facility”). The Term Loan matures on April 5, 2025, and the Revolver matures on April 5, 2023.

In the first quarter of 2020, the Company borrowed $35,100 under the Revolver to ensure that adequate cash was available to offset any impact from the COVID-19 pandemic on the Company’s business and cash flow. These amounts were repaid in October 2020. In the third quarter of 2020, the Company borrowed an additional $32,500 under the existing term loan agreement (“Incremental Term Loan”). There is also an additional $8,500 available on a Delayed Draw Term Loan (subject to draw down). The Incremental Term Loan matures on August 11, 2023, and the Delayed Draw Term Loan is co-terminus with the existing Term Loan.

On June 9, 2020, the Company entered into a second amendment to the 2018 Credit Facility, that amongst other items, provided covenant relief until the first quarter of 2021.

The Company is required to repay 1% of the Term Loan annually, but that requirement was waived by the lender for both 2020 and 2021. The Company does not have scheduled repayments on the Revolver. Because the Company is not required to make principal payments on any outstanding balance under the Revolver, any outstanding balance is reported as noncurrent in the Company’s consolidated balance sheets as a component of long-term debt.

As of July 4, 2021, the Company had $4,596 in letters of credit outstanding, resulting in a total of $43,700 of available borrowing capacity under the 2018 Credit Facility. The fair value of the Company’s outstanding debt approximates its carrying value.

Mortgage Loan—On November 16, 2020, Fogo de Chão, Inc. entered into a mortgage loan (the “Mortgage Loan”) for $11,200 and provided a lien on its two real estate assets as security. The Mortgage Loan matures on December 15, 2025. Fogo de Chão, Inc. repaid the Mortgage Loan on July 2, 2021, resulting in $11,200 of available borrowing capacity under the mortgage loan.

Debt Issuance Costs—Debt issuance costs are amortized to interest expense over the term of the debt using the effective interest method over the terms of the related instruments. Remaining unamortized debt issuance costs were $7,793 and $9,012 as of July 4, 2021 and January 3, 2021, respectively. Debt issuance costs are included as a direct deduction from long-term debt in the consolidated balance sheets.

Covenant Compliance and Debt Maturity—As of July 4, 2021, the Company was in full compliance with all agreements, including related covenants, governing its outstanding debt.

Expected maturities relating to the Company’s debt obligations as of July 4, 2021 were as follows:

July 4, 2021
2021 (remaining)	$—
2022	525
2023	3,242
2024	3,242
2025	337,237

Total	$344,246

9. Fair Value Measurements

In August 2018, the Company entered into an interest rate swap agreement with $200,000 of notional value to hedge a portion of the risk of change in the benchmark interest associated with its Term Loan of $325,000 due in April 2025 which qualifies for cash flow hedge accounting.

			Fixed			Fair Value of Liability
	Balance sheet location	Notional amount	interest rate	Effective date	Maturity date	July 4, 2021	January 3, 2021
Derivatives designated as hedging instruments:

Interest rate swap	Accounts payable and accrued expenses	$200,000	2.83%	September 2018	September 2021	$(935)	$(2,771)

The fair value of the interest rate swap is recorded on the Company’s condensed consolidated balance sheet as an asset or liability with the effective portion of the interest rate swap’s gains or losses reported as a component of accumulated other comprehensive loss and the ineffective portion reported in earnings. Gains or losses on interest rate swaps are reclassified into interest expense in the period or periods when the hedged transaction affects earnings. As of July 4, 2021, all of the requirements under the shortcut method for the assumption of no ineffectiveness have been met. As such, the Company’s measurement of ineffectiveness is assumed to be zero.

Net losses reclassified from accumulated other comprehensive income to interest expense were $1,839 and $1,381 for the twenty-six week periods ended July 4, 2021 and June 28, 2020, respectively. As of July 4, 2021, $935 of net losses on interest rate swap are expected to be reclassified into interest expense within the next twelve months assuming no significant changes in the LIBOR rates. Due to LIBOR volatility, actual gains or losses realized within the next twelve months will likely differ from these values.

The valuation technique used to determine fair value of the interest rate swap is the income approach, and under this approach, the primary inputs into the valuation of interest rate swaps are interest yield curves, interest rate volatility, and credit spreads. The Company’s interest rate swaps are classified within Level 2 of the fair value hierarchy, since all significant inputs are corroborated by market observable data.

Below is a summary of assets and liabilities measured at fair value on a recurring basis by the Company under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 820, Fair Value as of July 4, 2021 and January 3, 2021:

	Carrying Value	Fair Value Measurements
		Level 1	Level 2	Level 3
January 3, 2021:
Interest rate swap liabilities—current	$(2,771)	$—	$(2,771)	$—
July 4, 2021:
Interest rate swap liabilities—current	$(935)	$—	$(935)	$—

10. Income Taxes

The Company calculates its interim income tax provision in accordance with ASC Topic 270, Interim Reporting and ASC Topic 740, Accounting for Income Taxes. The related tax expense or benefit is recognized in the interim period in which it occurs. In addition, the effect of changes in enacted tax laws, rates or tax status is recognized in the interim period in which the change occurs. The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including the expected operating income for the fiscal year, permanent and temporary differences as a result of differences between amounts measured and recognized in accordance with tax laws and financial accounting standards, and the likelihood of recovering deferred tax assets generated in the current fiscal year. The accounting estimates used to compute income tax expense may change as new events occur, additional information is obtained, or the tax environment changes.

The Company recorded income tax expense of $1,654 and an income tax benefit of $10,230 for the twenty-six week periods ended July 4, 2021 and June 28, 2020, respectively. The effective tax rate for the twenty-six week periods ended July 4, 2021 and June 28, 2020 was 18.88% and 26.19%, respectively. In accordance with ASC Topic 740, jurisdictions forecasting losses that are not benefited due to valuation allowances are not included in the forecasted effective tax rate.

For the twenty-six week period ended July 4, 2021, the Company recognized a net discrete benefit of $101 consisting of $146 benefit from the release of the Puerto Rico valuation allowance and $46 expense related to various state and foreign local tax payments. Excluding this discrete item, the Company had an effective tax rate of 21.09% for the twenty-six week period ended July 4, 2021. The effective tax rate differed from the statutory tax rate due to projected Federal Insurance Contributions Act (“FICA”) tip credit generation, state and local taxes, and foreign rate differentials.

For the twenty-six week period ended June 28, 2020, the Company recognized a net discrete expense of $64 related to various state and foreign local tax payments. Excluding this discrete item, the Company had an effective tax rate of 26.35% for the twenty-six week period ended June 28, 2020. The effective tax rate differed from the statutory tax rate due to projected FICA tip credit generation, state and local taxes, and foreign rate differentials.

11. Earnings Per Share

Basic income (loss) per share is computed by dividing net income (loss) attributable to Fogo Hospitality, Inc. by the weighted-average number of shares of common stock outstanding during the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive shares unless their effect is antidilutive.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted income (loss) per share was as follows:

	Twenty-six Week Periods Ended
	July 4, 2021	June 28, 2020
Net income (loss)	$6,666	$(28,836)
Less: Net (loss) attributable to noncontrolling interest	—	(717)
Net income (loss) attributable to Fogo Hospitality, Inc.	$6,666	$(28,119)

Weighted-average common shares outstanding, basic and diluted	1,000	1,000
Basic and diluted net income (loss) per share attributable to Fogo Hospitality, Inc.	$6,666	$(28,119)

12. Commitments and Contingencies

Litigation

The Company is currently involved in claims, investigations, and legal actions that arise in the ordinary course of its business, including claims and investigations resulting from employment-related matters. None of these matters, some of which are covered by insurance, has had a material effect on the Company. The Company is not party to any material pending legal proceedings and is not aware of any claims that could have a material adverse effect on its business, financial condition, results of operations, or cash flows. However, certifications of classes in certain pending employment-related actions, a significant increase in the number of claims, or an increase in amounts owing under successful claims could materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.

Purchase Commitments

Purchase obligations include legally binding contracts, including commitments for the purchase, construction or remodeling of real estate and facilities, firm minimum commitments for inventory purchases, equipment purchases, marketing-related contracts, software acquisition/license commitments and service contracts. These obligations are generally short-term in nature and are recorded as liabilities when the related goods are received, or services rendered. The Company also enters into long-term, exclusive contracts with certain vendors to supply food, beverages and paper goods, obligating the Company to purchase specified quantities.

13. Related-Party Transactions

The Company entered into an agreement with Rhône to provide professional consulting services with regard to relationships with lenders, legal structure of the Company and its subsidiaries, and other expertise in the areas of finance, strategy, investment, business operations, acquisitions, and other matters relating to the Company (collectively “Parent Services”). In consideration for these Parent Services, the Company pays Rhône $1,000 annually. The agreement will continue until the earlier of (i) the date on which the Rhône owns, in the aggregate, less than 5% of the common stock of the Company; (ii) April 5, 2028; or (iii) such earlier date as the Company and Rhône may mutually agree upon.

The Company incurred Parent Service expenses of $500 for the twenty-six week periods ended July 4, 2021 and June 28, 2020, respectively, which is included in general and administrative costs on the consolidated statements of operations and comprehensive income (loss).

14. Subsequent Events

On March 19, 2021, the Company sold its partnership interest in the Middle East JV to FAB Ventures Ltd, Cayman Islands and simultaneously negotiated a franchise agreement with the Arabia For Food Products Ltd (Jeddah) and Fogo De Chão (DIFC), LLC (Dubai).

The Company has evaluated subsequent events through September 17, 2021, the date these financial statements were issued, and noted none other than discussed in the previous paragraph.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fogo Hospitality, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fogo Hospitality, Inc. and subsidiaries (the “Company”) as of January 3, 2021 and December 29, 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows, for each of the two years in the period ended January 3, 2021, and the related notes and financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2021 and December 29, 2019, and the results of its operations and its cash flows for each of the two years in the period ended January 3, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

September 17, 2021

We have served as the Company’s auditor since 2018.

FOGO HOSPITALITY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Assets
Current assets:
Cash and cash equivalents	$18,964	$13,995
Accounts receivable, net of allowances of $0	6,842	12,034
Other receivables	1,843	2,630
Inventories	4,014	5,172
Prepaid expenses and other current assets	1,716	4,337

Total current assets	33,379	38,168
Property and equipment, net	162,357	186,150
Operating lease right-of-use asset	152,558	—
Goodwill	240,693	255,227
Intangible assets, net	156,405	158,576
Liquor licenses	1,371	1,371
Other noncurrent assets	2,398	2,502

Total assets	$749,161	$641,994

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$34,991	$42,385
Deferred revenue	10,327	9,412
Current portion of operating lease liabilities	14,662	—
Current portion of long-term debt	—	3,126

Total current liabilities	59,980	54,923
Deferred rent and lease incentives	—	11,210
Long-term debt, less current portion	346,434	301,026
Operating lease liabilities, less current portion	150,676	—
Other noncurrent liabilities	4,333	5,238
Deferred taxes	3,151	20,862

Total liabilities	564,574	393,259

Commitments and contingencies (Note 17)
Shareholders’ equity:
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding as of January 3, 2021 and December 29, 2019	—	—
Additional paid-in capital	260,657	260,657
Accumulated (deficit) earnings	(56,844)	200
Accumulated other comprehensive loss	(19,226)	(12,619)

Shareholders’ equity	184,587	248,238

Noncontrolling interests	—	497

Total shareholders’ equity	184,587	248,735

Total liabilities and shareholders’ equity	$749,161	$641,994

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Revenue	$204,824	$349,886
Restaurant operating costs:
Food and beverage costs	59,933	97,099
Compensation and benefit costs	64,234	83,546
Occupancy and other operating expenses (excluding depreciation and amortization)	60,549	71,011

Total restaurant operating costs	184,716	251,656

Marketing and advertising costs	7,180	10,065
General and administrative costs	23,078	25,675
Pre-opening costs	1,146	3,478
Impairment charge	10,566	448
Depreciation and amortization	25,127	24,620
Gain on sale of Mexican JV	(1,023)	—
Other operating expenses, net	2,402	(120)

Total costs and expenses	253,192	315,822

(Loss) income from operations	(48,368)	34,064
Other income (expense):
Interest expense, net of capitalized interest	(26,312)	(23,768)
Interest income	61	95
Other expense	(88)	(126)

Total other expense	(26,339)	(23,799)

(Loss) income before income taxes	(74,707)	10,265
Income tax (benefit) expense	(16,970)	1,626

Net (loss) income	(57,737)	8,639
Less: Net (loss) attributable to noncontrolling interest	(693)	(987)

Net (loss) income attributable to Fogo Hospitality, Inc.	$(57,044)	$9,626

Net (loss) income	$(57,737)	$8,639
Other comprehensive (loss) income:
Gain (loss) on interest rate swap contract, net of tax benefit (expense) of $(630) and $441, respectively	2,142	(2,344)
Currency translation adjustment	(10,047)	(1,673)
Reclassification of Mexican JV currency translation adjustment, net of tax benefit (expense) of $(382) and $0, respectively	1,298	—

Total comprehensive (loss) income	(64,344)	4,622
Less: Comprehensive loss attributed to noncontrolling interest	(730)	(933)

Comprehensive (loss) income attributable to Fogo Hospitality, Inc.	$(63,614)	$5,555

Net income per common share attributable to Fogo Hospitality, Inc.
Basic and diluted	$(57,044)	$9,626

Weighted-average common shares outstanding
Basic and diluted	1,000	1,000

The accompanying notes are an integral part of the consolidated financial statements.

FOGO HOSPITALITY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated (Deficit) Earnings	Accumulated Other Comprehensive Loss	Fogo Hospitality, Inc. Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance as of December 30, 2018	1,000	$—	$260,657	$(9,426)	$(8,602)	$242,629	$1,522	$244,151
Net income (loss)	—	—	—	9,626	—	9,626	(987)	8,639
Loss on interest rate swap contract, net of tax	—	—	—	—	(2,344)	(2,344)	—	(2,344)
Currency translation adjustment	—	—	—	—	(1,673)	(1,673)	54	(1,619)
Contributions from noncontrolling interests	—	—	—	—	—	—	108	108
Distributions to noncontrolling interests	—	—	—	—	—	—	(200)	(200)

Balance at December 29, 2019	1,000	$—	$260,657	$200	$(12,619)	$248,238	$497	$248,735

Net income (loss)	—	—	—	(57,044)	—	(57,044)	(693)	(57,737)
Gain on interest rate swap contract, net of tax	—	—	—	—	2,142	2,142	—	2,142
Currency translation adjustment	—	—	—	—	(10,047)	(10,047)	(37)	(10,084)
Contributions from noncontrolling interests	—	—	—	—	—	—	119	119
Distributions to noncontrolling interests	—	—	—	—	—	—	(174)	(174)
Sale of Mexican JV, net of tax	—	—	—	—	1,298	1,298	288	1,586

Balance at January 3, 2021	1,000	$—	$260,657	$(56,844)	$(19,226)	$184,587	$—	$184,587

The accompany notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Cash flows from operating activities:
Net (loss) income	$(57,737)	$8,639
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation of property and equipment	25,052	24,320
Amortization of definite-lived intangibles	75	300
Amortization of right-of-use assets	17,895	—
Amortization of favorable/unfavorable leases	—	(218)
Deferred financing costs	1,982	1,680
Deferred income taxes	(17,141)	(420)
Net loss on disposal of property and equipment	53	661
Goodwill impairment	10,210	—
Impairment charges	356	448
Gain on sale of Mexican JV	(1,023)	—
Changes in operating assets/liabilities:
Accounts and other receivables	4,986	(2,081)
Prepaid expenses and other assets	(35)	(934)
Other non-current assets	(1,254)	(82)
Inventories	1,090	(109)
Accounts payable and accrued expenses	7,816	2,618
Other non-current liabilities	(2,393)	—
Accrued interest	(1,602)	(137)
Deferred revenue	914	1,224
Deferred rent and lease incentives	—	7,691
Operating lease liabilities	(17,277)	—

Net cash flows provided by operating activities	(28,033)	43,600

Cash flows from investing activities:
Capital expenditures	(7,433)	(30,773)
Proceeds from insurance claims	645	91

Net cash flows used in investing activities	(6,788)	(30,682)

Cash flows from financing activities:
Borrowings on term loan	32,500	—
Repayment of term loan	(810)	(11,631)
Borrowings on revolver	35,100	—
Repayment of revolver	(35,100)	(800)
Borrowing—mortgage loan	11,200	—
Debt issuance costs paid	(2,589)	—
Contribution from noncontrolling interest	119	108
Distribution to noncontrolling interest	(174)	(200)

Net cash flows (used in) provided by financing activities	40,246	(12,523)

Effect of foreign exchange rates on cash and cash equivalents	(456)	(12)
Net increase (decrease) in cash and cash equivalents	4,969	383
Cash and cash equivalents at the beginning of period	13,995	13,612

Cash and cash equivalents at the end of period	$18,964	$13,995

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest paid, net of amounts capitalized	$26,190	$22,448
Income taxes, net of refunds	$(957)	$2,171
Non-cash activities:
Capital expenditures included in accounts payable and accrued expense	$192	$1,068
Promissory note for the sale of equity share of Mexico JV	$603	$—

The accompanying notes are an integral part of these consolidated financial statements.

Fogo Hospitality, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. Description of Business

Fogo Hospitality, Inc. and subsidiaries (the “Company”) operates upscale Brazilian churrascaria restaurants under the brand of Fogo de Chão. As of January 3, 2021, the Company operated, through its subsidiaries and through joint ventures, 43 restaurants in the United States (including one restaurant in the U.S. Territory of Puerto Rico) and six restaurants in Brazil, and licensed four franchise restaurants in Mexico (See Note 5) and two joint venture restaurants in the Middle East.

Fogo Hospitality, Inc. is a holding company with no assets or operations of its own. The Company owns 100% of Fogo de Chão Intermediate Holdings Inc., which owns 100% of Fogo de Chão, Inc., which owns 100% of Brasa (Purchaser) Inc. (“Brasa Purchaser”), which owns Brasa (Holdings) Inc. (“Brasa Holdings”). Brasa Holdings owns Fogo de Chão (Holdings) Inc. (“Fogo Holdings”), which owns the Company’s domestic and foreign operating subsidiaries. The Company is primarily controlled by Rhône Group L.L.C. (“Rhône”).

2. Impact of COVID-19

In March 2020, the spread of a novel strain of coronavirus (“COVID-19”) caused a global pandemic. The spread of COVID-19 resulted in a significant reduction in sales at our restaurants due to changes in consumer behavior as well as social distancing practices, dining room closures and other restrictions that have been mandated or encouraged by federal, state and local governments. In response to the business disruption caused by COVID-19, the Company has taken a number of actions to improve liquidity. These actions include:

Operational initiatives to drive revenues. A To-Go/Delivery program was created to drive revenue where restrictions limited at-restaurant dining. The Company also utilized tents to create outdoor capacity in locations that allowed outdoor dining.

Capital and Expense Reductions. The Company suspended new restaurant development as well as discretionary capital expenditures. Rent expenses were also lowered by negotiating abatements and deferrals. In addition, the Company furloughed a significant number of team members in the field and in the corporate office.

Liquidity. On June 9, 2020, the Company entered into a second amendment to its 2018 Credit Agreement which waived financial covenants until the first quarter of 2021. On August 11, 2020, the Company entered into a third amendment to its 2018 Credit Agreement to obtain Incremental Term Loans and Incremental Commitments. Additionally, on November 16, 2020, the Company entered into a mortgage loan with Woodforest National Bank and provided a lien on its two owned real estate assets as security (see Note 9).

As of January 3, 2021, all 43 of the Company’s company-owned restaurants were open, which included 27 restaurants open for indoor dining, 8 restaurants for outdoor dining and 8 restaurants open for to-go only. As of September 17, 2021, all of the Company’s U.S. company-owned restaurants were open for indoor dining. Of the 6 restaurants in Brazil, one is open for indoor dining with restrictions limiting the hours of operation. The remaining 5 locations are open for to-go only. It is uncertain how the conditions surrounding COVID-19 will continue, including the timing of lifting any restrictions or closure requirements, as well as what level of guest demand the Company will experience when all restrictions are eliminated.

3. Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements represent the financial information of Fogo Hospitality, Inc. and its subsidiaries. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP).

Principles of Consolidation—The accompanying consolidated financial statements include the assets, liabilities, and results of operations of the Company. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Accounting Year—The Company uses a 52-/53-week fiscal year convention whereby its fiscal year ends each year on the Sunday that is closest to December 31 of that year. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. References to Fiscal 2020 relate to the Company’s 53-week fiscal year ended January 3, 2021. The period from December 31, 2018 to December 29, 2019 included 52 weeks of operations and is referenced as Fiscal 2019.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, such as the valuation of long-lived definite and indefinite-lived assets, estimated useful lives of assets, the reasonably assured lease terms of operating leases, valuation of the workers’ compensation and Company-sponsored team member health insurance program liabilities, the fair value of share-based compensation, purchase price accounting estimates, and deferred tax valuation allowances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Emerging Growth Company Status—The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC’s can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC.

Cash and Cash Equivalents—The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. Cash consists of deposits held at major banks that at times exceed federally insured limits or in international jurisdictions where either insurance is not provided or in amounts that exceed amounts guaranteed by the local government or other governmental agencies and cash on hand in restaurant locations. The Company also maintains certificates of deposit denominated in Brazilian reais, which throughout their terms can be put to the issuer within three months or less from the date of issuance, and with no early withdrawal penalty charges, are considered cash equivalents. The Company has not incurred losses related to any deposits in excess of the Federal Deposit Insurance Corporation (FDIC) insurance amount and believes no significant concentration of credit risk exists with respect to cash investments. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. Management periodically evaluates the creditworthiness of financial institutions and maintains cash and cash equivalent accounts only with major financial institutions thereby minimizing exposure for deposits in excess of federally insured amounts. Management believes that credit risk associated with cash and cash equivalents is remote.

Accounts Receivable—Accounts receivable consist of balances receivable from credit card companies in the normal course of business and generally are liquidated within 30 days or less. As such, no allowance for doubtful accounts is necessary.

Inventories—Inventories consist of food and beverages and are recorded at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Any unusable or spoiled inventory is written off when identified.

Leases—In February 2016, and in subsequent updates, the Financial Accounting Standards Board (“FASB”)- issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC Topic 842”), which requires lessee recognition of lease assets and liabilities on the balance sheet and disclosure of key information about leasing arrangements. The Company adopted this new accounting standard and all of the related amendments as of December 30, 2019, using the modified retrospective method, with certain optional practical expedients including the transition practical expedient package, which among other things does not require a reassessment of lease classification. The Company also made an accounting policy to exclude leases with a term of twelve months or less. See Note 4 for further discussion.

Property and Equipment, Net—Property and equipment are stated at cost to acquire less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Useful Life
Buildings	40 Years
Leasehold Improvements	5 - 20 Years
Furniture, fixtures and equipment	3 - 15 Years
Automobiles	5 Years

Expenditures for maintenance, repairs, and betterments that do not enhance the value or increase the estimated useful life of the assets are expensed as incurred and included in restaurant operating costs. Expenditures for betterments and major renewals that significantly enhance the value and increase the estimated useful life of the assets are capitalized. The cost of assets sold or retired, and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in operations.

Capitalized Interest—Direct and certain related indirect costs of construction, including interest, are capitalized in conjunction with construction and development projects. These costs are included in property and equipment and are amortized over the life of the related building and leasehold interest.

Debt Issuance Costs—Unamortized debt issuance costs which are attributable to the Company’s 2018 Credit Facility and Woodforest Bank Loan are presented as a direct deduction from the carrying amount of long-term debt.

Impairment of Long-Lived Assets—The Company reviews property and equipment and definite-lived intangible assets for impairment when events or circumstances indicate these assets may not be recoverable. Factors considered include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. The recoverability is assessed by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. If impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated fair value, as determined by each location’s projected future discounted cash flows. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, the Company may be required to record impairment charges for these assets. In 2019, we impaired the fixed assets of Barra, Brazil, for $432 because of continuous decline in the financial performance of this location and the weak forecasts for future performance.

Goodwill—Goodwill represents the excess of the purchase price of the acquired business over the fair value of the assets acquired and liabilities assumed resulting from the acquisition. Goodwill is not amortized. Goodwill is tested annually for impairment, or more frequently should an event occur, or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit, or a portion thereof. The Company has identified two reporting units, United States and Brazil, based on the geography of the Company’s operations to which goodwill is attributable. For both Fiscal 2020 and 2019, the Company performed a quantitative impairment test of goodwill and as a result did not conclude that an impairment charge was required for the U.S. reporting unit in either period. However, in 2020 an impairment charge of $10,210 was recorded for Brazil as the carrying value of the reporting unit exceeded the fair value.

Intangible Assets—Indefinite-lived intangible assets are not amortized but are tested for impairment annually during the fourth quarter, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. For both fiscal year 2020 and 2019, the Company performed a quantitative assessment on the tradenames and did not determine that an impairment charge was warranted.

Finite-lived intangible assets consist of noncompete agreements. The noncompete agreements are amortized over two years, which is the term of the agreements, and are measured for impairment when events or circumstances indicate the carrying value may be impaired in the same manner as long-lived assets. The noncompete agreements have been fully amortized as of January 3, 2021.

Liquor Licenses—The costs of obtaining nontransferable liquor licenses directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, an impairment charge is recorded for the excess of the carrying amount over the fair value. Fair value is determined based on prices in the open market for licenses in same or similar jurisdictions. No impairments were recorded during any of the periods presented. Annual liquor license renewal fees are expensed as incurred.

Fair Value—Fair value is defined as the price that would be received to sell an asset or price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance for fair value measurements establishes a hierarchy that prioritizes the inputs to valuation models based upon the degree to which they are observable. The three levels of the fair value measurement hierarchy are as follows:

Level 1—Inputs represent quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs of the asset or liability (other than quoted prices included in Level 1) that are either directly or indirectly observable through correlation with market data at the measurement date for the duration of the instrument’s anticipated life.

Level 3—Inputs are unobservable and therefore reflect management’s best estimate of the assumptions that market participants would use in pricing the asset or liability.

As of January 3, 2021 and December 29, 2019, the fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximated their carrying value due to their short-term nature. Fair market value of the long-term debt and interest rate swap is measured at Level 2 as interest rates vary with the market interest rates (see Note 10).

Derivative Instrument and Hedging Activities—The Company is exposed to interest rate risk related to its variable interest rate debt, and it manages this risk by utilizing interest rate derivatives. The Company uses interest rate swaps to add stability to interest costs by reducing the Company’s exposure to interest rate movements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company’s fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The interest rate contracts qualify for the “shortcut” method of accounting for hedges under U.S. GAAP. Under the shortcut method, the hedges are assumed to be perfectly effective and no ineffectiveness is recorded in earnings. The change in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in accumulated other comprehensive income (“AOCI”) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings within the same income statement line item being hedged. During the years ended January 3, 2021 and December 29, 2019, there was no ineffective portion recorded in earnings. Derivatives accounted for as cash flow hedges are classified in the same category in the Consolidated Statements of Cash Flows as the items being hedged. Gains and losses from derivative financial instruments are reported in cash provided from operating activities within the Consolidated Statements of Cash Flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparty. The Company evaluates counterparty credit risk through monitoring the creditworthiness of the counterparty, which includes review of debt ratings and financial performance. To mitigate its credit risk, the Company enters into agreements with counterparties that are considered creditworthy, such as large financial institutions with favorable credit ratings. As of January 3, 2021 and December 29, 2019, there were no events of default.

If the derivative contracts are terminated prior to their maturity, the amounts previously recorded in AOCI are recognized as earnings over the period that the hedged transaction impacts earnings. If the hedging relationship is discontinued because it is probable that the forecasted transaction will not occur in accordance with the original strategy, any related amounts previously recorded in AOCI are recognized in earnings immediately. During the years ended January 3, 2021 and December 29, 2019, there were no swap contract terminations.

Amounts reported in AOCI related to the cash flow hedge will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. Over the next 12 months, the Company estimates that no amounts in AOCI related to derivatives will be reclassified to interest expense.

Revenue—The Company identifies each distinct performance obligation to transfer goods (or a bundle of goods) or services. The Company recognizes revenue as it satisfies a performance obligation by transferring control of the goods or services to the guest.

Food and Beverage Sales—The Company recognizes sales of food and beverage at restaurants net of team member meals and complimentary meals when the guest takes possession of the goods and tenders payment. Sales taxes are recorded as a liability at the point of sale. Revenue is recorded at the point of sale based on the transaction price on the menu, net of any applicable discounts, sales taxes and expected refunds.

Gift Card Programs—The Company sells Fogo de Chão gift cards that allow guests to redeem the card for future purchases equal to the amount of the original purchase price of the gift card. Proceeds from the sale of gift cards are recorded as deferred revenue at the time of sale and recognized as revenue when the gift card is redeemed by the holder and the Company determines there is no legal obligation to remit the value of the unredeemed gift cards to governmental agencies. The Company recognizes gift card revenue this way because the Company’s performance obligation to redeem the gift card for merchandise is satisfied when the gift card is redeemed. The Company determines the gift card breakage rate based upon historical redemption patterns. Certain of the Company’s gift cards are sold at a discount and the net value (face value to be redeemed less the proceeds received) is deferred until redeemed or breakage is deemed appropriate.

Sales Taxes—Revenue is presented net of sales taxes. The sales tax payable obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Advertising Costs—Advertising costs are expensed as incurred. Advertising costs are composed of marketing and advertising, as well as advertising activities included in preopening costs.

Preopening Costs—Preopening costs incurred with the opening of new restaurants are expensed as incurred. These costs include wages, benefits, travel, and lodging for the training and opening management teams, and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business including lease costs. In addition, preopening costs include marketing costs incurred prior to opening as well as meal expenses for entertaining guests as part of the restaurant opening.

Insurance Reserves—The Company is self-insured for certain losses related to workers’ compensation claims and Company-sponsored team member health insurance programs. The Company estimates the accrued liabilities for all self-insurance programs at the end of each reporting period. The Company engages a third-party actuary to assist management with estimating its liability for its workers’ compensation claims based on discounted cash flows. The liability calculated based on discounted cash flow estimates was approximately $1,754 and $2,267 as of January 3, 2021 and December 29, 2019, respectively. The estimated current portion of the accrued liability attributable to workers’ compensation is $1,304 and $1,131 as of January 3, 2021 and December 29, 2019, respectively, and is included in accounts payable and accrued expenses in the consolidated balance sheets. The estimated noncurrent portion is included in other noncurrent liabilities. The estimated liability for all other self-insurance programs is not discounted and is based on several assumptions and factors, including historical trends and actuarial assumptions. The accrued liability attributable to these other self-insurance programs is $542 and $625 as of January 3, 2021 and December 29, 2019, respectively, and is included in accounts payable and accrued expenses in the consolidated balance sheets.

To limit exposure to losses, the Company maintains stop-loss coverage through third-party insurers with a deductible of $250 per claim.

The Company maintains property and casualty insurance with coverage and limits appropriate for operations. One of the Company’s restaurants was closed due to a fire in Fiscal 2020. In Fiscal 2019, one of the Company’s restaurants was closed for an extended period by a Hurricane and another restaurant was damaged by flood. The Company received business interruption insurance proceeds for the time the restaurant was closed. The business interruption proceeds are classified in other operating expense, net and included within the operating section of the consolidated statement of cash flows.

Income Taxes—The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) Topic 740, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. Under ASC Topic 740, income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. The Company estimates its annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end. The Company is subject to income taxes in the United States, Puerto Rico, Brazil and the Netherlands. In evaluating its ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporates assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage its underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

The Company recognizes tax liabilities in accordance with ASC Topic 740, and adjusts those liabilities when judgments change as a result of evaluation of new information not previously available. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from the Company’s current estimate of its tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Income taxes relate to the Company’s domestic federal and state income taxes and foreign subsidiary local country income taxes in Puerto Rico, Mexico and the Netherlands. The provision for income taxes for the foreign subsidiary in Brazil is calculated under the presumed profits method. Under the presumed profits method, the tax authority applies a percentage of the foreign subsidiary’s revenue as the profit margin and taxes the presumed profits at the current federal rate in Brazil.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Foreign Currency Translation—The Company considers the Brazilian Real the functional currency of its Brazilian subsidiary because it conducts substantially all its business in that currency. The assets and liabilities of the Brazilian subsidiary and of the joint venture in Mexico are translated into U.S. dollars, which is the Company’s reporting currency, at exchange rates existing at the balance sheet dates. Revenue and expenses are translated at average exchange rates and shareholders’ equity balances are translated at historical exchange rates. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive (loss) income. The functional currency of the Company’s other subsidiaries is the U.S. dollar.

Comprehensive (Loss) Income—Comprehensive (loss) income includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. Accumulated comprehensive loss consists of the Company’s net (loss) income, the net change in fair value of derivatives designated as hedging instruments (interest rate swap), and foreign currency translation adjustments from operations in Brazil, net of related income tax effects. Accumulated comprehensive loss attributable to the Company’s joint venture in Mexico consists of the net loss of the joint venture and adjustments resulting from translating the foreign functional currency financial statements of the joint venture into U.S. dollars.

Segment Reporting—Fogo Hospitality, Inc. owns and operates full-service, Brazilian restaurants in the U.S. (including the U.S. Territory of Puerto Rico) and Brazil using a single restaurant concept and brand. Each restaurant under the Company’s single global brand operates with similar types of products and menu, providing a continuous service style, similar contracts, guests and team members, irrespective of location. ASC Topic 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company’s segments consist of two operating segments: United States (inclusive of Puerto Rico and Mexico) and Brazil. The Company’s joint venture in Mexico is included in the United States for segment reporting purposes as the operations of the joint venture are monitored by the United States segment management.

The Company has determined that its Chief Executive Officer (“CEO”) is the CODM. The Company’s CODM evaluates segment performance and makes resource allocation decisions primarily through the metric of Restaurant Contribution, which is defined as revenue less restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other costs, but exclude depreciation and amortization expenses). Depreciation and amortization expense is excluded as it is not an ongoing controllable cash expense. Restaurant Contribution is used to evaluate the profitability of incremental sales at the restaurants, to evaluate restaurant performance across periods and to evaluate restaurant financial performance compared with competitors.

Recently Adopted Accounting Standards—In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance requires the recognition of most leases on the balance sheet to give investors, lenders, and other financial statement users a more comprehensive view of a company’s long-term financial obligations as well as the assets it owns versus leases. The Company early adopted this new standard for the fiscal year ending January 3, 2021, see Note 4. Leases.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350). ASU No. 2017-04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendment should be applied on a prospective basis. ASU No. 2017-04 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after December 31, 2017. The Company adopted ASU No. 2017-04 in Fiscal 2020. Refer to Note 7 Goodwill and Intangible Assets for further discussion.

In August 2018, the FASB issued ASU 2018-15 Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This guidance requires implementation costs incurred by guests in cloud computing arrangements to be deferred and recognized over the term of the arrangement if those costs would be capitalized by the guest in a software licensing arrangement under the current internal-use software standard. This guidance is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted. The Company adopted this new standard with no material impact on its financial position or results of operation.

Recently Issued Accounting Standards—Recently issued accounting standards not included below are not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and the simplification of areas such as franchises taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The standard is effective at the beginning of our fiscal year 2022. The Company is currently evaluating the impact of this new guidance on our consolidated financials.

4. Leases

The Company adopted ASC Topic 842 as of December 30, 2019, under the modified retrospective approach with an option to elect certain practical expedients. The Company elected the following practical expedients, as allowed by ASC Topic 842:

•	The Company did not reassess whether existing contracts in effect as of the transition date of December 30, 2019, were, or contained, a lease.

•	The Company did not reassess the classification of existing leases as operating or finance as of the transition date.

•	The Company did not reassess whether any initial direct costs were incurred for any existing leases.

•	The Company did not separate lease components for certain asset classes.

The Company recorded a right-of-use (“ROU”) asset and lease liability for all operating leases as required by the standard. The Company does not have any finance leases. The lease liability for each lease was determined based on the present value of future minimum lease payments. The right-of-use asset was based on the lease liability value, adjusted for offsets that existed as of adoption, including deferred rent liabilities of ($4,146), net favorable and unfavorable lease intangibles of ($803), deferred lease incentive liabilities of ($9,125), and prepaid rents of $1,902. The Company recorded operating right-of-use assets of $158,394 and operating lease liabilities of $170,722 for the U.S. leases upon adoption. Additionally, the Company recorded a ROU asset for the leases in Brazil of $12,049 and the related lease liability of $11,893.

The Company conducts a significant part of its restaurant operations in leased properties under noncancelable operating leases with terms generally ranging from 10 years to 15 years. In addition to the fixed lease payments, some of the leases provide for variable lease payments and some require the payment of taxes, insurance, and other costs related to the property. Variable lease payments include payments based on percentage of sales over contractual levels. The Company can renew, at its option, a substantial portion of the leases at defined rental rates for various periods. The Company reviews each restaurant location before determining whether options are reasonably certain to be exercised and therefore included in right-of-use assets and liabilities. Some leases also provide for escalating rent payments throughout the lease term. The Company separates the lease and non-lease components, resulting in the classification of non-lease components like common area maintenance, property taxes, and insurance in occupancy expense. The Company recognizes fixed lease expense for the operating leases on a straight-line basis over the lease term. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

Upon the temporary closure of restaurant dining rooms in March 2020 due to the COVID-19 pandemic, the Company began negotiating the deferral of rent and other lease-related payments with its landlords while restaurants remained closed or at limited capacity. These negotiations resulted in amendments to the leases that involved varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods, and deferrals of rent payments combined with an early exercise of an existing renewal option or extension of the lease term. Total payments deferred as of January 3, 2021 were approximately $4,454, of which $1,354 is included in accounts payable and accrued expenses, and $3,100 is included in other non-current liabilities on the consolidated balance sheet.

In April 2020, the FASB staff released guidance indicating that in response to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and could elect to apply or not apply the lease modification guidance in ASC Topic 842, Leases to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than the total payments required by the original contract.

The Company elected not to remeasure the lease liabilities and right-of-use assets for those leases where the concessions and deferrals did not result in a significant change in total payments under the lease, and where the remaining lease term did not change as a result of the negotiation. For those leases that were renewed or extended or for which there was a significant abatement of rent as a result of the negotiation, the Company recalculated the related lease liability and right-of-use asset based on the new terms.

The following table represents the operating right-of-use assets and liabilities as of January 3, 2021:

Lease Cost	Classification	As of January 3, 2021
Assets:
Operating lease assets	Operating lease “right-of-use” assets	$152,558

Total lease assets		$152,558

Liabilities:
Current
Operating	Current portion of operating lease liabilities	$14,662
Noncurrent
Operating	Operating lease liabilities, less current portions	$150,676

		$165,338

The following table represents the Company’s aggregate lease costs, by lease classification, for the year ended January 3, 2021:

Lease Cost	Classification	For the Year ended January 3, 2021
Operating lease costs
Restaurants/Corporate Office (1)(2)	Occupancy expense	$28,613

Total operating lease costs		$28,613

(1)	Included contingent rent payments based on revenue, as well as other variable costs reimbursed to landlords including common area maintenance, real estate taxes and property insurance.
(2)	Approximately $938 of lease payments are included in general and administrative costs related to office lease.

Supplemental cash flow and other information related to operating leases, were as follows:

January 3, 2021
Cash paid for amounts included in the measurement of lease
Operating cash flows from operating lease	$19,878
Non-cash investing activities:
Lease liabilities	—

Undiscounted cash flows of operating lease liabilities as of January 3, 2021 were as follows:

Year	Lease Amounts (1)
2021	$25,576
2022	27,412
2023	25,742
2024	26,471
2025	26,360
2026 and thereafter	99,280

Total lease payments	230,841
Less: imputed interest	(65,503)

Total lease liabilities	$165,338

(1)	Includes repayment of lease payments that were deferred as of January 3, 2021.

The following table represents the weighted average remaining lease term and discount rate, disaggregated by lease classification, as of January 3, 2021:

Lease Term and Discount Rates	As of January 3, 2021
Weighted average remaining lease term
Operating leases—restaurant/corporate office	9.1
Weighted average discount rate (1)
Operating leases—restaurant/corporate office	5.7%

(1)

The discount rate for each lease represents the incremental borrowing rate that the Company would incur to borrow on a collateralized basis over a similar term and amount equal to lease payments in a similar economic environment.

5. Joint Ventures

Mexico—On July 1, 2014, the Company entered into a joint venture agreement with a nonrelated party (“Mexican JV Partner,” and together with the Company, the “Parties”) to form JV Churrascaria Mexico, S. de R.L. de C.V. (the “Mexican JV”), for the purposes of jointly developing, constructing, and operating Brazilian style restaurants under the “Fogo de Chão” name in certain locations in Mexico. Pursuant to the joint venture agreement, the Company owned 51% of the ownership interests in the joint venture which entitled it to receive 50% of the profits of the joint venture after the parties recoup their initial contributions.

The Company was also entitled to a license fee equal to a percentage of the annual gross revenue of each restaurant developed, constructed, or operated by the Mexican JV. The Company was the primary beneficiary of the joint venture since the Company had the power to direct activities that significantly impacted the entity on a day-to-day basis.

The income, and the related expense recognized by the Mexican JV, is eliminated in net (loss) income. The license fee expense, recognized by the Mexican JV, is included in net (loss) income attributable to the non-controlling interest. The license fee income, recognized by Fogo Holdings, is included in net (loss) income attributable to Fogo Hospitality, Inc.

Net loss from the Mexican JV for Fiscal 2020 and 2019 have been allocated to the Company’s joint venture partner in accordance with the terms of the joint venture agreement. The assets of the consolidated joint venture are restricted for use only by the joint venture and are not available for the Company’s general operations.

Effective December 14, 2020, the Company sold its 51% partnership interest to Grupo Restaurantero Dinar, S.A. de C.V. (Dinar) and received $26 in Mexican pesos for the Series A Equity partnership stock and a promissory note of $603 USD. The note is payable beginning June 2021 and ends December 2026. The Company recognized a gain of $1,023 on the sale of the Mexican JV.

Simultaneously, the Company entered into an International Franchise Agreement with FDC Guadalajara, FDC Metepec, FDC Perisur, and FDC Mexico City. We recognized no revenue related to the franchise agreement in 2020.

Middle East—During the first quarter of fiscal 2015, a wholly owned subsidiary of the Company entered into a shareholders’ agreement with a nonrelated party to form FD Restaurants Ltd., a Cayman Islands exempted company (the “Middle East JV”), for the purposes of jointly developing, constructing, and operating Brazilian style restaurants under the “Fogo de Chão” name in certain locations in the United Arab Emirates, Qatar, Kuwait, Oman, Bahrain, the Kingdom of Saudi Arabia, and Lebanon. Pursuant to the agreement, the Company will own 51% of the ownership interests in the Middle East JV and will be entitled to receive 50% of the profits of the Middle East JV after the parties recoup their initial contributions. The Company will be entitled to a license fee equal to a percentage of the annual gross revenue of each restaurant developed, constructed, or operated by the Middle East JV. The Company will also be entitled to a store opening fee upon each restaurant opening to the public, as well as a country development fee for the first restaurant opened in each designated country. The store opening fee and master country development fee are paid for out of the profits of the Middle East JV through distributions. Distributions are to be made proportionately, based upon each shareholder’s contribution in the Middle East JV, until each shareholder’s contribution is equal. Thereafter, distributions will be shared equally. The Company accounts for its investment in the Middle East JV under the equity method as it has determined that it does not have a controlling interest in the Middle East JV since the Company will not have the power to direct activities that significantly impact the Middle East JV on a day-to-day basis.

During Fiscal 2019, the Company came to an agreement with the Middle East JV on a new method of computing royalties and recovered $188 in royalties that were written off in 2018. The amount recovered was recorded in general and administrative cost on the statement of operations and comprehensive (loss) income.

6. Property and Equipment—Net

Property and equipment—net consisted of the following:

	January 3, 2021	December 29, 2019
Land	$5,540	$5,540
Buildings	5,160	5,160
Leasehold Improvements	172,574	167,826
Furniture, fixtures and equipment	31,717	32,955
Construction in progress	10,485	16,135

	225,476	227,616
Less: Accumulated depreciation	(63,119)	(41,466)

Property and equipment, net	$162,357	$186,150

Depreciation expense was $25,052 and $24,320 for Fiscal 2020 and 2019, respectively.

Property and equipment attributable to the Company’s operations in the United States (including the U.S. Territory of Puerto Rico), accounted for 97% of total property and equipment—net (excluding land) on January 3, 2021 and December 29, 2019. Property and equipment attributable to the Company’s operations in Brazil accounted for 3% of total.

Property and equipment net (excluding land) at January 3, 2021 and December 29, 2019. Land is solely attributable to the Company’s operations in the United States.

In 2019, we impaired the fixed assets of Barra, Brazil for $432 because of continuous decline in the financial performance of this location and the weak forecasts for future performance. The impairment charge was recorded as operating costs.

7. Goodwill and Intangible Assets

The following is a reconciliation of beginning and ending balances of goodwill:

	U.S.	Brazil	Total
Goodwill
Balance December 30, 2018	$235,568	$20,503	$256,071
Adjustment	30	—	30
Foreign exchange impact	—	(874)	(874)

Balance December 29, 2019	$235,598	$19,629	$255,227

Impairment	—	$(10,210)	$(10,210)
Foreign exchange impact	—	(4,324)	(4,324)

Balance January 3, 2021	$235,598	$5,095	$240,693

The Company regularly evaluates whether events and circumstances have occurred that may indicate a potential change in recoverability of goodwill. ASC Topic 350 gives entities the option of first performing a qualitative assessment to test goodwill for impairment.

The Company performed a quantitative impairment test of goodwill and as a result did not conclude that an impairment charge was required for the U.S. reporting unit. However, an impairment charge was noted for Brazil as the carrying value of the reporting unit exceeded the fair value. In the fourth quarter of 2020, the Company recorded a goodwill impairment charge of $10,210 related to the Brazil reporting unit.

Intangible assets include the following:

	January 3, 2021		December 29, 2019
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Non-compete agreements (definite-lived):
United States	$600	$(600)	$600	$(525)

Non-compete agreements, net	$600	$(600)	$600	$(525)
Trade name (indefinite-lived):
United States	149,000	—	149,000	—
Brazil	11,500	—	11,500	—
Foreign exchange impact (a)	(4,095)	—	(1,999)	—

Trade name	156,405	—	158,501	—

Total	$157,005	$(600)	$159,101	$(525)

(a)	Cumulative foreign exchange impact on Brazilian Real.

Amortization expense for definite-lived intangibles was $75 and $300 for Fiscal 2020 and 2019, respectively.

Goodwill and intangible assets of the Company’s Brazilian reporting unit are denominated in the Brazilian Real. These assets are translated into U.S. dollars at the rate of exchange as of the applicable balance sheet date. As a result, the U.S. dollar value of goodwill and intangibles is impacted by the fluctuation in the exchange rate.

8. Account Payable and Accrued Expenses

Account payable and accrued expenses consisted of the following:

	January 3, 2021	December 29, 2019
Accounts payable	$14,894	$19,907
Accrued capital expenditures	384	1,069
Deferred rent (current)	—	657
Payroll and payroll related	8,880	9,549
Interest payable	270	1,872
Sales and beverage taxes payable	1,216	2,797
Self-insurance reserves (current)	1,846	1,756
Restructuring reserves	—	177
Income and other taxes payable	1,114	(365)
Interest rate swap liability—current	2,771	2,340
Concession payable	1,355	—
Other accrued expenses	2,261	2,626

Total	$34,991	$42,385

9. Long-Term Debt

Long-term debt consisted of the following:

	January 3, 2021	December 29, 2019
2018 Credit Facility:
Term Loan	$344,246	$312,556
Mortgage Loan	11,200	—
Unamortized original issuance discount	(2,588)	(1,219)
Unamortized deferred financing costs	(6,424)	(7,185)

	346,434	304,152
Less: Current portion of long-term debt	—	(3,126)

Long-term debt, less current portion	$346,434	$301,026

2018 Credit Facility—In April 2018, the Company’s indirect wholly-owned subsidiary, Fogo de Chão, Inc., entered into a credit agreement that provides for (i) senior secured term loans in an aggregate principal amount of $325,000 (“Term Loan”) and (ii) senior secured revolving credit commitments in an aggregate principal amount of $40,000 (“Revolver,” and, collectively with the term loans, the “2018 Credit Facility”). The Term Loan matures on April 5, 2025, and the Revolver matures on April 5, 2023.

In the first quarter of 2020, Fogo de Chão, Inc. borrowed $35,100 under the revolver to ensure that adequate cash was available to offset any impact from the COVID-19 pandemic on the business and cash flow. These amounts were repaid in October 2020. In the third quarter of 2020, Fogo de Chão, Inc. borrowed an additional $32,500 under the existing term loan agreement (the “Incremental Term Loan”). There is also an additional $8,500 available on a Delayed Draw Term Loan (subject to draw down). The Incremental Term Loan matures on August 11, 2023, and the Delayed Draw Term Loan is coterminous with the existing term loan.

As of January 3, 2021, we had $4.6 million in letters of credit outstanding, resulting in a total of $43,700 of available borrowing capacity under the 2018 Credit Facility.

At our option, loans under the 2018 Credit Facility may be base rate loans or Eurodollar rate loans (each as defined in the 2018 Credit Agreement) and bear interest at a base rate or Eurodollar rate (each as defined in the 2018 Credit Agreement), respectively, plus the applicable margin (as defined in the 2018 Credit Agreement). The base rate is a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate in effect on such day, plus 0.5%, (ii) the prime rate, and (iii) the adjusted Eurodollar rate applicable for an interest period of one month, plus 1%. The Eurodollar rate is a rate per annum determined for the applicable interest period by reference to the London InterBank Offered Rate administered by ICE Benchmark Administration and displayed by Reuters (or, if not available for any interest period, an interpolated rate determined by the Administrative Agent).

The applicable margin with respect to Term Loans is (i) in the case of any base rate loan, 3.5% per annum, and (ii) in the case of any Eurodollar rate loan, 4.5%, per annum. The applicable margin with respect to the Revolver, unused commitment fees and letter of credit fees for standby letters of credit, is (i) in the case of any base rate loan, 3.5% per annum, (ii) in the case of any Eurodollar rate loan, 4.5% per annum, (iii) for letter of credit fees, 4.5% per annum, and (iv) for unused commitment fees, 0.5% per annum. The applicable margin with respect to Incremental Term Loans is (i) in the case of any base rate loan, 11.5% per annum, and (ii) in the case of any Eurodollar rate loan, 12.5%, per annum.

Fogo de Chão, Inc. and its restricted subsidiaries are subject to affirmative, negative, and financial covenants, and events of default customary for facilities of this type (with customary grace periods, as applicable, and lender remedies). The covenants, among other things, restrict, subject to certain exceptions, the Company’s and each of its restricted subsidiary’s ability to (i) incur additional indebtedness, (ii) create liens on assets, (iii) make investments, loans, or advances, (iv) engage in mergers or consolidations, (v) sell assets, (vi) make certain acquisitions, (vii) pay or make restricted payments, (viii) engage in certain transactions with affiliates, (ix) change line of business or fiscal year, and (x) enter into certain restrictive agreements.

On an annual basis at year-end commencing on December 31, 2019, Fogo de Chão, Inc. is subject to an Excess Cash Flow (“ECF”) covenant calculation that requires prepayment of the Term Loan, without premium or penalty, of the calculated ECF amount, if any. As of January 3, 2021 and December 29, 2019, Fogo de Chão, Inc. did not have any ECF in accordance with the covenant calculation and no prepayments on the Term Loan were made.

In accordance with the Term Loan, Fogo de Chão, Inc. is restricted from making annual distributions to the Company not to exceed the greater of (i) $20,000 and (ii) 32.5% of consolidated adjusted earnings before interest tax depreciation and amortization (“EBITDA”), among other permitted distributions.

Fogo de Chão, Inc. is required to maintain a total net leverage ratio of not greater than 7.25:1.00 while the Revolver and letters of credit are greater than 35% of the aggregate revolving commitments, which is known as the covenant trigger event. On June 9, 2020, Fogo de Chão, Inc. entered into a second amendment of its 2018 Credit Agreement that provided covenant relief until the first quarter of 2021. The agreement allowed the company to replace 2020 March through December Adjusted EBITDA with 2019 Adjusted EBITDA for the corresponding months for its pro forma leverage ratio covenant calculation. The Company was in compliance with these covenants at January 3, 2021.

Fogo de Chão, Inc. is required to repay 1% of the Term Loan annually, representing $3,126. The payment was deferred for 2020 and 2021 due to the COVID-19 pandemic. Fogo de Chão, Inc. does not have scheduled repayments on the Revolver. Because Fogo de Chão, Inc. is not required to make principal payments on any outstanding balance under the Revolver, any outstanding balance is reported as noncurrent in the Company’s consolidated balance sheets as a component of long-term debt.

Woodforest Bank Loan—On November 16, 2020, we entered into and drew down a mortgage loan for $11.2 million with Woodforest National Bank and provided a lien on two owned real estate assets as security. This loan matures on December 15, 2025. We repaid the loan on July 2, 2021. The loan is revolving and the full $11.2 million of the loan is available for draw down until January 2024.

Debt Issuance Costs—Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method over the terms of the related instruments. Remaining unamortized debt issuance costs were $9,012 and $8,404 as of January 3, 2021 and December 29, 2019, respectively. Debt issuance costs are included as a direct deduction of long-term debt in the consolidated balance sheets.

In October 2018, the Term Loan was refinanced at a lower application margin. The applicable margin was reduced by 25 basis points. In the case of base rate loans, the new applicable margin is 3.25% per annum and in the case of the Eurodollar rate loan, the applicable margin is 4.25% per annum. The refinance also resulted in a reduction to the scheduled payment amount. Subsequent to the first full quarter after the refinance date, Term Loan-scheduled repayments will be the aggregate of $782 and will be paid each quarter.

Covenant Compliance and Debt Maturity—As of January 3, 2021, the Company believes it was in full compliance with all agreements, including related covenants, governing its outstanding debt.

January 3, 2021
2021	$—
2022	525
2023	35,742
2024	3,242
2025	315,937

Total	$355,446

10. Interest Rate Swap Agreement

In August 2018, the Company entered into an interest rate swap agreement with $200,000 of notional value to hedge a portion of the risk of change in the benchmark interest associated with its Term Loan of $325,000 due in April 2025 which qualifies for cash flow hedge accounting.

			Fixed			Fair Value of Liability
	Balance sheet location	Notional amount	interest rate	Effective date	Maturity date	January 3, 2021	December 29, 2019
Derivatives designated as hedging instruments:

Interest rate swap	Accounts payable and accrued expenses	$200,000	2.83%	September 2018	September 2021	$(2,771)	$(4,504)

The fair value of the interest rate swap is recorded on the Company’s consolidated balance sheet as an asset or liability with the effective portion of the interest rate swap’s gains or losses reported as a component of accumulated other comprehensive loss and the ineffective portion reported in earnings. Gains or losses on interest rate swaps are reclassified into interest expense in the period or periods when the hedged transaction affects earnings. As of January 3, 2021, all of the requirements under the shortcut method for the assumption of no ineffectiveness have been met. As such, the Company’s measurement of ineffectiveness is assumed to be zero. Net losses reclassified from AOCI to interest expense were $3,271 and $1,025 for Fiscal 2020 and 2019, respectively. As of January 3, 2021, $2.7 million of net losses on the interest rate swap are expected to be reclassified into interest expense within the next twelve months assuming no significant changes in the LIBOR rates. Due to LIBOR volatility, actual gains or losses realized within the next twelve months will likely differ from these values.

The valuation technique used to determine fair value is the income approach and under this approach, the primary inputs into the valuation of interest rate swaps are interest yield curves, interest rate volatility, and credit spreads. The Company’s interest rate swaps are classified within Level 2 of the fair value hierarchy, since all significant inputs are corroborated by market observable data. See footnote 12 (Fair Value Measurements) for additional disclosures related to fair values of interest rate swaps.

11. Accumulated Other Comprehensive Loss

The components attributable to the changes in accumulated other comprehensive loss for the years ended January 3, 2021 and December 29, 2019 are listed as below:

	January 3, 2021	December 29, 2019
Beginning balances	$(12,619)	$(8,602)

Gain (loss) on interest rate swap contract, net of tax benefit (expense) of $(630) and $441, respectively	2,142	(2,344)
Cumulative translation adjustment	(10,047)	(1,673)
Reclassification of Mexican JV currency translation adjustment, net of tax benefit (expense) of $(382) and $0, respectively	1,298

Net other comprehensive loss	(6,607)	(4,017)

Ending balances	$(19,226)	$(12,619)

12. Fair Value Measurements

Below is a summary of assets and liabilities measured at fair value on a recurring basis by the Company under ASC Topic 820 as of January 3, 2021 and December 29, 2019:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 29, 2019:
Interest rate swap liabilities—current	$(2,340)	$—	$(2,340)	$—
Interest rate swap liabilities—long term	(2,164)	—	(2,164)	—

	$(4,504)	$—	$(4,504)	$—

January 3, 2021:
Interest rate swap liabilities—current	$(2,771)	$—	$(2,771)	$—

13. Team Member Benefit Plan

The Company has a 401(k) plan to provide retirement benefits for certain team members, as well as a deferred compensation plan which is intended to provide current tax planning opportunities and supplemental funds upon retirement or death for certain key team members designated and approved by the Company. The deferred compensation plan provides its participants the opportunity to voluntarily elect to defer the timing of payment of base salary and/or bonuses. Deferred compensation liability is $782 and $600 as of January 3, 2021 and December 29, 2019, respectively, and is included in other noncurrent liabilities in the consolidated balance sheets.

14. Income Taxes

Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”)—The CARES Act, along with earlier issued Internal Revenue Service (“IRS”) guidance, contained beneficial provisions to the Company, including a technical correction to depreciation related to qualified improvement property and a favorable adjustment to the interest expense limitation amounts calculated under Internal Revenue Code Sec. 163(j) for the 2019 and 2020 tax years. The Company recognized the CARES Act’s immediate impacts in the 2019 federal and state tax return filings. The related effects were also reflected in the tax provision for the year ended January 3, 2021, through an adjustment to deferred temporary differences. The Company will continue to assess the effect of the CARES Act and ongoing government guidance related to COVID-19 as it is issued.

Income from Continuing Operations before Income Taxes—The following table summarizes the income from continuing operations before income taxes in the following jurisdictions for Fiscal 2020 and 2019:

	January 3, 2021	December 29, 2019
United States	$(59,565)	$10,804
Foreign	(15,142)	(539)

Total	$(74,707)	$10,265

Income Tax Provision—The income tax expense (benefit) from continuing operations for Fiscal 2020 and 2019 is summarized below:

	January 3, 2021	December 29, 2019
Current Tax Expense
U.S. Federal	$(246)	$223
State and Local	481	959
Foreign	(64)	864

Total current tax expense	171	2,046
Deferred tax expense (benefit)
U.S. Federal	(14,491)	(1,027)
State and local	(2,803)	519
Foreign	153	88

Total deferred tax expense (benefit)	(17,141)	(420)

Income tax expense (benefit)	$(16,970)	$1,626

Effective and Statutory Rate Reconciliation—The following table summarizes a reconciliation of income tax expense (benefit) for continuing operations, calculated at the U.S. statutory federal income tax rate of 21% to total income tax expense (benefit) for fiscal 2020 and 2019:

	January 3, 2021	December 29, 2019
Income tax expense at federal statutory rate	$(15,688)	$2,156
Increases/(decreases) due to:
State income taxes, net of federal benefit	(2,423)	1,277
Employment credits	(1,730)	(3,032)
GILTI	—	101
Differences due to other non-deductible expenses	82	123
Change in valuation allowance	120	171
Foreign tax rate differential	3,266	799
Foreign tax credits	—	(346)
Other	(597)	377

Total Income tax expense (benefit), net	$(16,970)	$1,626

The significant components of the difference between the 2020 and 2019 statutory tax rates and the annual effective tax rates are attributable to employment tax credits, state income taxes, and the statutory tax rate differential between foreign jurisdictions and the United States.

Deferred Income Taxes—Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

Significant components of deferred tax assets and liabilities as of January 3, 2021 and December 29, 2019, were as follows:

	January 3, 2021	December 29, 2019
Deferred tax assets
Deferred revenue	$2,032	$1,478
Tenant allowances	—	2,021
Capitalized transaction costs	2,278	2,559
Deferred rent liability	—	1,102
Lease liability	40,647	—
Net operating loss carryforwards	16,781	535
Wage credit carryforward	22,375	19,590
Favorable/Unfavorable leases	—	210
Accrued expenses	3,034	1,393
Interest limitation and carryforward	298	3,430
AMT credit carryforward	52	73
Interest rate swap mark-to-market	715	1,179
Other	2,153	1,148

Total deferred tax assets	90,365	34,718
Less: valuation allowance	(564)	(444)

Total net deferred tax assets	89,801	34,274
Deferred tax liabilities
Tax depreciation in excess of book depreciation	(14,166)	(15,656)
Right of use asset	(36,857)	—
Goodwill and intangible assets	(41,929)	(39,480)

Total deferred tax liabilities	(92,952)	(55,136)

Net deferred tax liabilities	$(3,151)	$(20,862)

The Company has net deductible goodwill for income tax purposes of $34,469 at January 3, 2021.

The Company’s gross U.S. federal net operating loss carryforwards as of January 3, 2021 and December 30, 2019 were $65,993 and $0, respectively. The Company’s gross foreign net operating losses as of January 3, 2021 and December 30, 2019 were $2,119 and $1,745, respectively, which will begin to expire in 2023. The Company’s state net operating loss carryforwards as of January 3, 2021 and December 30, 2019 were $40,989 and $3,268, respectively. Some jurisdictions conform to the unlimited net operating loss carryforward provisions modified by the Tax Act. However, some jurisdictions do not conform to the above-mentioned provisions. The Company has net operating loss carryforwards in these nonconforming jurisdictions with carryforward periods ranging from 5 to 20 years, depending on the jurisdiction, which will begin to expire in 2027. The Company’s AMT credit carryforwards as of January 3, 2021 and December 30, 2019 were $52 and $73, respectively. As provided by the CARES Act, the remaining federal AMT carryforward was refunded during the year ended January 3, 2021. The international AMT credit carryforward can be carried forward indefinitely. The Company’s general business tax credit carryforwards as of January 3, 2021 and December 30, 2019 were $22,375 and $19,590, respectively, which begin to expire in 2032. Immediately before expiration, unused general business credits may be claimed as a deduction in the following year.

Under ASC Topic 740-30-25, the Company does not assert indefinite reinvestment with respect to its previously accumulated and its future foreign earnings. The Company determined that no deferred tax liability is required with respect to unrepatriated foreign earnings with the exception of tax impacts related to unrealized foreign currency gain or loss on its foreign earnings that constitute previously taxed income.

As the Company is not asserting indefinite reinvestment under ASC Topic 740-30-25, it is required to record a deferred tax asset or liability for unrealized foreign currency gain or loss on previously taxed foreign earnings. The Company’s net deferred tax asset with respect to unrealized foreign currency loss on earnings previously taxed in the United States as of January 3, 2021 and December 29, 2019 was $982 and $127, respectively.

ASC Topic 740 requires that the Company reduce its deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In 2017, the Company made the decision to record a valuation allowance against its deferred tax assets in Puerto Rico, and in 2019, the Company established a full valuation allowance against its deferred tax assets in the Netherlands as it is more likely than not the deferred tax assets recorded in the Netherlands will not be realized. The Company is still in a full valuation allowance for Puerto Rico and the Netherlands as of January 3, 2021.

Changes in the valuation allowance for deferred tax assets were as follows:

	January 3, 2021	December 29, 2019
Valuation allowance as of the beginning of the year	$444	$273
Charge as (benefit) expense to income tax provision	120	171
Other	—	—

Valuation allowance as of end of year	$564	$444

The Company had no unrecognized tax benefits as of January 3, 2021 and December 29, 2019. The Company is subject to income taxes in the U.S. federal jurisdiction, various state jurisdictions, and foreign jurisdictions. Tax implications within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company has considered whether there are any uncertain tax positions and has determined that there are no such uncertain tax positions.

The Company is potentially subject to income tax audits in numerous U.S. and international jurisdictions until the applicable statute of limitations expires. The following is a summary of tax years potentially subject to examination and/or adjustment in the significant tax and business jurisdictions in which the Company operates:

Jurisdiction	Tax Years Subject to Examination
United States (federal, state, local)	2016-2019
Brazil	2014-2019
Puerto Rico	2016-2019
Mexico	2015-2019
Netherlands	2017-2019

15. Revenue Recognition

The following table presents the financial information of the Company’s geographic results for Fiscal 2020 and 2019:

	January 3, 2021	December 29, 2019
Restaurant Revenue
United States and others	$194,239	$319,910
Brazil	10,467	29,648

Total revenue from restaurant sales	$204,706	$349,558

Contract Balances—Contract liabilities and receivables from guests consisted of the following:

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Sales receivable (1)	$6,842	$12,034
Deferred revenue (2)	10,327	9,412

(1)	Included in balance of trade accounts receivable.
(2)	Included deferred revenue related to sales placed online for future dates.

Revenue recognized during Fiscal 2020 and 2019 that was included in their respective liability balances at the beginning of the period was as follows:

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Revenue recognized from gift card liability	$10,418	$10,354
Revenue recognized from deferred revenue	3,545	5,774

16. Earnings Per Share

Basic income (loss) per share is computed by dividing net (loss) attributable to the Company by the weighted-average number of shares of common stock outstanding during the period. Diluted income (loss) per share is computed giving effect to all potentially dilutive shares unless their effect is antidilutive.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted income (loss) per share was as follows:

	January 3, 2021	December 29, 2019
Net loss (income)	$(57,737)	$8,639
Less: Net (loss) attributable to non-controlling interest	(693)	(987)

Net (loss) income attributable to Fogo Hospitality, Inc.	$(57,044)	$9,626

Weighted-average common shares outstanding, basic and diluted	1,000	1,000
Basic and diluted net (loss) income per common share attributable to Fogo Hospitality, Inc.	$(57,044)	$9,626

17. Commitments and Contingencies

Lease Commitments—The Company leases its corporate office and various restaurant locations under noncancelable operating leases. These leases have initial lease terms of between 10 and 20 years and can be extended in five-year increments. These leases generally provide for minimum annual rental payments that are subject to periodic escalations that are fixed or in some cases, based upon increases in specific inflation indexes as stipulated in the noncancelable operating lease.

Certain lease arrangements have contingent rental payments based on net sales thresholds per the lease agreement. Accrued liability for contingent rent was $279 and $453 as of January 3, 2021 and December 29, 2019, respectively. These balances are included in accounts payable and accrued expenses in the consolidated balance sheets.

Litigation—The Company is currently involved in claims, investigations, and legal actions that arise in the ordinary course of its business, including claims and investigations resulting from employment-related matters. None of these matters, some of which are covered by insurance, has had a material effect on the Company. The Company is not party to any material pending legal proceedings and is not aware of any claims that could have a material adverse effect on its business, financial condition, results of operations, or cash flows. However, certifications of classes in certain pending employment-related actions, a significant increase in the number of claims, or an increase in amounts owing under successful claims could materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.

Management Incentive Plan—In conjunction with the Acquisition, Rhône offered key officers of the Company the opportunity to participate in equity ownership and a Management Incentive Plan (“Rhône Incentive Plan”). Incentive interest issued to participating key officers out of the Rhône Incentive Plan have performance and time based vesting requirements and are payable to participants upon the occurrence of certain qualifying events generally related to a change in control of the Company or liquidity event. There is no compensation expense or liability to be recorded in the Company’s consolidated financial statements until such an event is probable of occurring.

Long-Term Incentive Plan—On February 6, 2020, the Company established a Long-Term Incentive Plan (the “Plan”) consisting of 50 units (individually a “Plan Unit”) to be granted to certain key team members (“Participant”) of the Company, providing them with a cash payment upon the achievement of a qualified exit (“Exit”). An Exit is generally defined at any point in time in which the ultimate owners of the Company cease to own at least 50% of the Company. A Participant must be employed on the date of the Exit to be eligible to receive a payment under the Plan and any Plan Units that are forfeited are available for allocation. Each Plan Unit will represent a right to 1/50th of the total cash payment available (the “Incentive Pool”) at the Exit. The Incentive Pool available for all participants under the Plan is based on a defined percentage as outlined within the Plan.

As of and for the years ended January 3, 2021 and December 29, 2019, there was no accounting impact from the Plan Units because payment of the Incentive Pool is contingent on a qualified Exit that cannot be considered probable until it occurs.

18. Concentration Risk

The Company relies on one supplier for substantially all its beef purchases for its operations in the United States. However, the Company believes the products purchased through this supplier are widely available at similar prices from multiple suppliers. The Company does not anticipate any significant risk to its business in the event that this supplier is no longer available to provide goods or services. However, a change in suppliers could potentially result in different costs. The Company does not have any supply agreements or distribution agreements in Brazil that have concentration on one vendor.

19. Segment Reporting

The following table presents the financial information of the Company’s operating segments for the fiscal years ended January 3, 2021 and December 29, 2019.

	Fiscal Year Ended
	January 3, 2021			December 29, 2019
	U.S.	Brazil	Total	U.S.	Brazil	Total
Revenue	$194,357	$10,467	$204,824	$320,238	$29,648	$349,886
Less: Restaurant operating costs	(174,365)	(10,351)	(184,716)	(229,256)	(22,400)	(251,656)

Restaurant contribution	$19,992	$116	$20,108	$90,982	$7,248	$98,230

The following table sets forth the reconciliation of total segment restaurant contribution to income (loss) from operations for the fiscal years ended January 3, 2021 and December 29, 2019.

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
(Loss) income before income tax	$(74,707)	$10,265

Total other expense	$26,339	$23,799
Marketing and advertising costs	7,180	10,065
General and administrative costs	23,078	25,675
Pre-opening costs	1,146	3,478
Impairment charge	10,566	448
Depreciation and amortization	25,127	24,620
Gain on sale of Mexican JV	(1,023)	—
Other operating expenses, net	2,402	(120)

Total segment restaurant contribution	$20,108	$98,230

Geographic Area Information

Long-lived assets, excluding deferred tax assets and intangible assets by region, as follows:

	January 3, 2021	December 29, 2019
Property and equipment, net
United States	$152,166	$172,420
Brazil	5,122	7,466

Total segment property and equipment, net	157,288	179,886
Corporate office	5,069	6,265

Total property and equipment, net	$162,357	$186,151

20. Related-Party Transactions

The Company entered into an agreement with Rhône to provide professional consulting services with regards to relationships with lenders, legal structure of the Company and its subsidiaries, and other expertise in the areas of finance, strategy, investment, business operations, acquisitions, and other matters relating to the Company (collectively “Parent Services”). In consideration for these Parent Services, the Company pays Rhône $1,000 annually. The agreement will continue until the earlier of (i) the date in which the Rhône owns, in the aggregate, less than 5% of the common stock of the Company; (ii) April 5, 2028; or (iii) such earlier date as the Company and Rhône may mutually agree upon.

The Company paid the Parent $250 and $1,000 for fiscal 2020 and 2019, respectively, in consulting fees, and as of January 3, 2021, $750 is accrued. The amounts are included in general and administrative costs in the consolidated statements of operations and comprehensive (loss) income.

21. Subsequent Events

On March 19, 2021, the Company sold its partnership interest in the Middle East JV to FAB Ventures Ltd, Cayman Islands and simultaneously negotiated a franchise agreement with the Arabia For Food Products Ltd (Jeddah) and Fogo De Chão (DIFC), LLC (Dubai).

The Company has evaluated subsequent events through September 17, 2021, the date these financial statements were issued, and noted none other than discussed in the previous paragraph.

SCHEDULE 1—CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS OF

FOGO HOSPITALITY, INC.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY CONDENSED BALANCE SHEETS

(in thousands, except for par value and share information)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
Assets:
Non-current assets	$—	$—
Investment in affiliate	184,587	248,238

Total Assets	$184,587	$248,238

Shareholders’ Equity:
Common shares, $0.01 par value, 1,000 shares authorized, issued and outstanding as of January 3, 2021 and December 29, 2019	$—	$—
Additional paid-in capital	260,657	260,657
Accumulated deficit (earnings)	(56,844)	200
Accumulated other comprehensive loss	(19,226)	(12,619)

Total Shareholders’ Equity	$184,587	$248,238

The accompanying notes are an integral part of the financial statements.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019
(Loss) income of subsidiary	$(57,044)	$9,626

(Loss) income before income taxes	(57,044)	9,626
Income tax (benefit) expense	—	—

Net (loss) income attributable to Fogo Hospitality, Inc.	$(57,044)	$9,626

Other comprehensive (loss) income:
Gain (loss) on interest rate swap contract, net of tax benefit (expense) of $(630) and $441, respectively	2,142	(2,344)
Currency translation adjustment	(10,047)	(1,673)
Reclassification of Mexican JV currency translation adjustment, net of tax benefit (expense) of $(382) and $0, respectively	1,298	—

Total comprehensive income attributable to Fogo Hospitality, Inc.	$(63,651)	$5,609

Net income per common share attributable to Fogo Hospitality, Inc.
Basic and diluted	$(57,044)	$9,626

Weighted-average common shares outstanding
Basic and diluted	1,000	1,000

The accompanying notes are an integral part of the financial statements.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

Fiscal Year Ended
	January 3, 2021	December 29, 2019
Cash flows from operating activities:
Net (loss) income	$(57,044)	$9,626
Adjustments to reconcile net income to net cash flow provided by operating activities
Equity in income (loss) of subsidiary	57,044	(9,626)

Net cash flows provided by operating activities	—	—

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of period	—	—

Cash and cash equivalents at the end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—Nature of Business and Basis of Presentation

Nature of Business

Fogo Hospitality, Inc., or the Company, was incorporated under the name Prime Cut Parent Holdings Inc. on February 16, 2018. Pursuant to a reorganization into a holding company structure completed on September 13, 2021, the Company is a holding company and its principal asset is a controlling equity interest in Fogo de Chão Intermediate Holdings Inc. As the sole shareholder of Fogo de Chão Intermediate Holdings Inc., the Company will operate and control all of the business and affairs of Fogo de Chão Intermediate Holdings Inc. and through Fogo de Chão Intermediate Holdings Inc. and its subsidiaries, conduct its business.

Basis of Presentation

There are significant restrictions over Fogo Hospitality, Inc.’s ability to obtain funds from its subsidiaries through distributions as contained in Fogo de Chão, Inc.’s 2018 Credit Facility. These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of Fogo Hospitality, Inc.’s subsidiaries under the 2018 Credit Facility previously noted exceeds 25 percent of the consolidated net assets of Fogo Hospitality, Inc. See Note 9 to the Consolidated Financial Statements included elsewhere within this prospectus.

NOTE 2—Summary of Significant Accounting Policies—Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

NOTE 3—Shareholders’ Equity

On February 16, 2018, the Company was authorized to issue 1,000 shares of common stock, $0.01 par value. On February 16, 2018, the Company issued 1,000 common shares with a par value of $0.01, all of which were owned by Prime Cut Holdings LP.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the New York Stock Exchange.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our existing certificate of incorporation generally provides that we will indemnify our directors and officers to the fullest extent permitted by law. Our existing certificate of incorporation also provides that the indemnification and advancement of expenses provided by, or granted pursuant to the existing certificate of incorporation are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigation action, suit or proceeding for which indemnification or advancement of expenses is sought.

Indemnification Agreements

We currently have indemnification agreements in place with our directors. In connection with this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which is in addition to and may be broader than the indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Directors’ and Officers’ Liability Insurance

We also will maintain officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Underwriting Agreement

The underwriting agreement we will enter into in connection with the offering of common stock described in this registration statement provides for indemnification by the underwriters of the registrant and its executive officers and directors, by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of Fogo Hospitality, Inc.*

3.2	Form of Amended and Restated Bylaws of Fogo Hospitality, Inc.*

4.1	Form of Registration Rights Agreement among Fogo Hospitality, Inc. and the Rhône Funds*

5.1	Opinion of Sullivan & Cromwell LLP*

10.1	Amendment No. 2 to 2018 Credit Agreement, dated as of June 9, 2020*

10.2	Amendment No. 3 to 2018 Credit Agreement, dated as of August 11, 2020*

10.3	Amendment No. 4 to 2018 Credit Agreement, dated as of October 13, 2020*

10.5	2021 Equity Incentive Plan*†

Exhibit No.	Description

10.6	Change of Control Agreement, dated December 11, 2017, by and between the Company and G. Barry McGowan*†

10.7	Employment Agreement, dated July 15, 2013, by and between the Company and G. Barry McGowan*†

10.8	Employment Agreement, dated September 7, 2021, by and between the Company and Anthony Laday*†

10.9	Separation and Release Agreement, dated July 13, 2020, by and between the Company and Antonio Bautista*†

10.10	Form of Indemnification Agreement*

21.1	Subsidiaries of Fogo Hospitality, Inc.*

23.1	Consent of Deloitte Touche LLP*

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules:

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. However, no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Plano, Texas, on the                day of                , 2021.

Fogo Hospitality, Inc.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of                , or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the                 day of                 , 2021.

Signature	Title

G. Barry McGowan	Chief Executive Officer

Anthony D. Laday	Chief Financial Officer

Lawrence Johnson	Director and Chairman

Renan Bergmann	Director

Hamish Dodds	Director

Lucas Flynn	Director

Craig Miller	Director

Julia Stewart	Director

Eytan Tigay	Director